                                                             File No. 333-118136
                                                             File No. 811-21613
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [ ]
     Pre-Effective Amendment No.  1                                          [X]
                                -----
    Post-Effective Amendment No.                                             [ ]
                                -----

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [ ]
                   Amendment No.  2                                          [X]
                                -----

                        (Check appropriate box or boxes)

                           VARIABLE ANNUITY ACCOUNT B
                                (AdvanceDesigns)
                           (Exact Name of Registrant)

      First Security Benefit Life Insurance and Annuity Company of New York

                               (Name of Depositor)

          70 West Red Oak Lane, 4th Floor, White Plains, New York 10604
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 1-800-355-4570

                      Amy J. Lee, Associate General Counsel
      First Security Benefit Life Insurance and Annuity Company of New York
                One Security Benefit Place, Topeka, KS 66636-0001
                     (Name and address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration.

It is proposed that this filing will become effective:

[ ]  immediately upon filing pursuant to paragraph (b) of Rule 485
[ ]  on May 1, 2005, pursuant to paragraph (b) of Rule 485
[ ]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
[ ]  on May 1, 2005, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

[ ]  this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of securities being registered: Interests in a separate account under individual flexible premium deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS                                                        ________, 2004

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ADVANCEDESIGNS(SM) VARIABLE ANNUITY
--------------------------------------------------------------------------------

                                                     -----------------
                                                     Important Privacy
                                                      Notice Included

                                                      See Back Cover
                                                     -----------------

                                   [SDI LOGO]   SECURITY DISTRIBUTORS, INC.
                                                A Member of The Security Benefit
                                                Group of Companies

                       ADVANCEDESIGNS(SM) VARIABLE ANNUITY

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

               ISSUED BY:                            MAILING ADDRESS:
  FIRST SECURITY BENEFIT LIFE INSURANCE    FIRST SECURITY BENEFIT LIFE INSURANCE
    AND ANNUITY COMPANY OF NEW YORK          AND ANNUITY COMPANY OF NEW YORK
  70 WEST RED OAK LANE, 4TH FLOOR          P.O. BOX 750497
  WHITE PLAINS, NY 10604                   TOPEKA, KANSAS 66675-0497
  1-800-355-4570                           1-800-888-2461
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      This Prospectus describes a flexible purchase payment deferred variable annuity contract (the "Contract") offered by First Security Benefit Life
Insurance and Annuity Company of New York (the "Company"). The Contract is
available for individuals as a non-tax qualified retirement plan. The Contract is also available for individuals in connection with a retirement plan qualified under Section 403(b), 408, or 408A of the Internal Revenue Code. The Contract is
designed to give you flexibility in planning for retirement and other financial goals.

      You may allocate your purchase payments to one or more of the Subaccounts that comprise a separate account of the Company called the Variable Annuity
Account B, or to the Fixed Account. Each Subaccount invests in a corresponding mutual fund (the "Underlying Fund"). The Subaccounts currently available under the Contract are:

-  AIM V.I. Basic Value
-  AIM V.I. Health Sciences
-  AIM V.I. International Growth
-  AIM V.I. Mid Cap Core Equity
-  AIM V.I. Real Estate
-  American Century VP Ultra
-  American Century VP Value
-  Dreyfus IP Technology Growth
-  Dreyfus VIF International Value
-  Evolution Managed Bond
-  Evolution Managed Equity
-  Oppenheimer Main Street Small Cap®/VA
-  PIMCO VIT All Asset
-  PIMCO VIT Low Duration
-  PIMCO VIT Real Return
-  Rydex VT Sector Rotation
-  SBL Alpha Opportunity
-  SBL Diversified Income
-  SBL Enhanced Index
-  SBL Equity
-  SBL Equity Income
-  SBL Global
-  SBL High Yield
-  SBL Large Cap Growth
-  SBL Large Cap Value
-  SBL Main Street Growth and Income®
-  SBL Managed Asset Allocation
-  SBL Mid Cap Growth
-  SBL Mid Cap Value
-  SBL Money Market
-  SBL Select 25
-  SBL Small Cap Growth
-  SBL Small Cap Value
-  SBL Social Awareness

      Amounts that you allocate to the Subaccounts under the Contract will vary based on investment performance of the Subaccounts. To the extent that you allocate Contract Value to the Subaccounts, the Company does not guarantee any amount of Contract Value.

      Amounts that you allocate to the Fixed Account earn interest at rates that are paid by the Company as described in "The Fixed Account." Contract Value allocated to the Fixed Account is guaranteed by the Company.

      When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options."

      This Prospectus concisely sets forth information about the Contract and the Separate Account that you should know before purchasing the Contract. The
"Statement of Additional Information," dated __, 2004, which has been filed with the Securities and Exchange Commission ("SEC"), contains certain additional information. The Statement of Additional Information, as it may be supplemented from time to time, is incorporated by reference into this Prospectus and is available at no charge, by writing the Company at P.O. Box 750497, Topeka, KS,
66675-0497 or by calling 1-800-888-2461. The table of contents of the Statement of Additional Information is set forth on page 43 of this Prospectus.

      The SEC maintains a web site (http://www.sec.gov) that contains the
Statement of Additional Information, material incorporated by reference and other information regarding companies that file electronically with the SEC.

--------------------------------------------------------------------------------
      THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED
THESE SECURITIES OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE
UNDERLYING FUNDS. YOU SHOULD READ THE PROSPECTUSES CAREFULLY AND RETAIN THEM FOR
FUTURE REFERENCE.

      EXPENSES FOR THIS CONTRACT, IF PURCHASED WITH AN EXTRA CREDIT RIDER, MAY
BE HIGHER THAN EXPENSES FOR A CONTRACT WITHOUT AN EXTRA CREDIT RIDER. THE AMOUNT
OF CREDIT ENHANCEMENT MAY BE MORE THAN OFFSET BY ANY ADDITIONAL FEES AND
CHARGES.

      THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR GUARANTEED
BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE
VALUE OF YOUR CONTRACT CAN GO UP AND DOWN AND YOU COULD LOSE MONEY.

DATE:  __________, 2004
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   The variable annuity covered by this Prospectus is the subject of a pending patent application in the United States Patent and Trademark Office.
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                                TABLE OF CONTENTS

INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT,
   AND THE FUNDS..........................................................   11
   First Security Benefit Life Insurance and Annuity Company of New York..   11

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YOU MAY NOT BE ABLE TO PURCHASE THE CONTRACT IN YOUR STATE. YOU SHOULD NOT
CONSIDER THIS PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY
OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON INFORMATION CONTAINED IN THIS
PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO
PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.
--------------------------------------------------------------------------------

DEFINITIONS

      Various terms commonly used in this Prospectus are defined as follows:

      ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

      ADMINISTRATIVE OFFICE -- First Security Benefit Life Insurance and Annuity
Company of New York, P.O. Box 750497, Topeka, Kansas 66675-0497.

      ANNUITANT -- The person that you designate on whose life annuity payments may be determined. If you designate Joint Annuitants, "Annuitant" means both
Annuitants unless otherwise stated.

      ANNUITY -- A series of periodic income payments made by the Company to an
Annuitant, Joint Annuitant, or Beneficiary during the period specified in the
Annuity Option.

      ANNUITY OPTIONS -- Options under the Contract that prescribe the provisions under which a series of annuity payments are made.

      ANNUITY PERIOD -- The period beginning on the Annuity Start Date during which annuity payments are made.

      ANNUITY START DATE -- The date when annuity payments begin as elected by the Owner.

      ANNUITY UNIT -- A unit of measure used to calculate variable annuity payments under Options 1 through 6.

      AUTOMATIC INVESTMENT PROGRAM -- A program pursuant to which purchase payments are automatically paid from your bank account on a specified day of each month or a salary reduction agreement.

      CONTRACT DATE -- The date the Contract begins as shown in your Contract.
Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial purchase payment is credited to the Contract.

      CONTRACT DEBT -- The unpaid loan balance including loan interest.

      CONTRACT VALUE -- The total value of your Contract which includes amounts allocated to the Subaccounts and the Fixed Account as well as any amount set aside in the loan account to secure loans as of any Valuation Date.

      CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

      CREDIT ENHANCEMENT -- An amount added to Contract Value under the Extra
Credit Rider.

      DESIGNATED BENEFICIARY -- The person having the right to the death benefit, if any, payable upon the death of the Owner or the Joint Owner prior to the Annuity Start Date. The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the
Owner or the Joint Owner: the Owner; the Joint Owner; the Primary Beneficiary;
the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the
Owner's Estate.

      FIXED ACCOUNT -- An account that is part of the Company's General Account to which you may allocate all or a portion of your Contract Value to be held for accumulation at fixed rates of interest (which may not be less than the
Guaranteed Rate) declared periodically by the Company. The Fixed Account is not available in all states. See the "Fixed Account."

      GENERAL ACCOUNT -- All assets of the Company other than those allocated to the Separate Account or to any other separate account of the Company.

      GUARANTEED RATE -- The minimum annual effective interest rate of 1.5%
earned on the Fixed Account.

      OWNER -- The person entitled to the ownership rights under the Contract and in whose name the Contract is issued.

      PARTICIPANT-- A Participant under a Qualified Plan.

      PURCHASE PAYMENT -- An amount paid to the Company as consideration for the
Contract.

      SEPARATE ACCOUNT -- The Variable Annuity Account B, a separate account of the Company that consists of accounts, referred to as Subaccounts, each of which invests in a corresponding Underlying Fund.

      SUBACCOUNT -- A division of the Separate Account of the Company which invests in a corresponding Underlying Fund.

      UNDERLYING FUND -- A mutual fund or series thereof that serves as an investment vehicle for its corresponding Subaccount.

      VALUATION DATE -- Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading. The New York Stock Exchange is closed on weekends and on observation of the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents'
Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day,
and Christmas Day.

      VALUATION PERIOD -- A period used in measuring the investment experience of each Subaccount of the Separate Account. The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding
Valuation Date.

      WITHDRAWAL VALUE -- The amount you will receive upon full withdrawal of the Contract. It is equal to Contract Value less any Contract Debt, any applicable withdrawal charges, any pro rata account administration charge and any uncollected premium taxes. If an Extra Credit Rider is in effect, Contract
Value will also be reduced by any Credit Enhancements that have not yet vested.
The Withdrawal Value during the Annuity Period under Option 5 is the present value of future annuity payments commuted at the assumed interest rate less any applicable withdrawal charges and any uncollected premium taxes.

SUMMARY

      This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the Statement of
Additional Information, and the Contract. Unless the context indicates otherwise, the discussion in this summary and the remainder of the Prospectus relates to the portion of the Contract involving the Separate Account. The Fixed
Account is briefly described under "The Fixed Account" and in the Contract.

PURPOSE OF THE CONTRACT -- The flexible purchase payment deferred variable annuity contract (the "Contract") described in this Prospectus is designed to give you flexibility in planning for retirement and other financial goals.

      You may purchase the Contract as a non-tax qualified retirement plan for an individual ("Non-Qualified Plan"). You may also purchase the Contract, on an individual basis, in connection with a retirement plan qualified under Section
403(b), 408, or 408A of the Internal Revenue Code of 1986, as amended
("Qualified Plan"). Please see the discussion under "The Contract" for more detailed information.

THE SEPARATE ACCOUNT AND THE FUNDS -- The Separate Account is divided into accounts referred to as Subaccounts. See "Separate Account." Each Subaccount
invests exclusively in shares of a corresponding Underlying Fund, each of which has a different investment objective and policies. The Subaccounts are as follows:

-  AIM V.I. Basic Value
-  AIM V.I. Health Sciences
-  AIM V.I. International Growth
-  AIM V.I. Mid Cap Core Equity
-  AIM V.I. Real Estate
-  American Century VP Ultra
-  American Century VP Value
-  Dreyfus IP Technology Growth
-  Dreyfus VIF International Value
-  Evolution VP Managed Bond
-  Evolution VP Managed Equity\
-  Oppenheimer Main Street Small Cap®/VA
-  PIMCO VIT All Asset
-  PIMCO VIT Low Duration
-  PIMCO VIT Real Return
-  Rydex VT Sector Rotation
-  SBL Alpha Opportunity
-  SBL Diversified Income
-  SBL Enhanced Index
-  SBL Equity
-  SBL Equity Income
-  SBL Global
-  SBL High Yield
-  SBL Large Cap Growth
-  SBL Large Cap Value
-  SBL Main Street Growth and Income®
-  SBL Managed Asset Allocation
-  SBL Mid Cap Growth
-  SBL Mid Cap Value
-  SBL Money Market
-  SBL Select 25
-  SBL Small Cap Growth
-  SBL Small Cap Value
-  SBL Social Awareness

      You may allocate all or part of your purchase payments to the Subaccounts.
Amounts that you allocate to the Subaccounts will increase or decrease in dollar value depending on the investment performance of the Underlying Fund in which such Subaccount invests. You bear the investment risk for amounts allocated to a
Subaccount.

FIXED ACCOUNT -- You may allocate all or part of your purchase payments to the
Fixed Account, which is part of the Company's General Account. Amounts that you allocate to the Fixed Account earn interest at rates determined at the discretion of the Company and are guaranteed to be at least the Guaranteed Rate.
See "The Fixed Account."

PURCHASE PAYMENTS -- Your initial purchase payment must be at least $10,000.
Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $500 ($50 under an Automatic
Investment Program). See "Purchase Payments."

CONTRACT BENEFITS -- You may transfer Contract Value among the Subaccounts and to and from the Fixed Account, subject to certain restrictions as described in
"The Contract" and "The Fixed Account."

      At any time before the Annuity Start Date, you may surrender a Contract for its Withdrawal Value, and may make partial withdrawals, including systematic withdrawals, from Contract Value, subject to certain restrictions described in
"The Fixed Account." See "Full and Partial Withdrawals" and "Federal Tax
Matters" for more information about withdrawals, including the 10% penalty tax that may be imposed upon full and partial withdrawals (including systematic withdrawals) made prior to the Owner attaining age 59 1/2.

      The Contract provides for a death benefit upon the death of the Owner prior to the Annuity Start Date. See "Death Benefit" for more information. The
Contract provides for several Annuity Options on a variable basis. See "Annuity
Period."

OPTIONAL RIDERS -- Upon your application for the Contract, you may select one or more of the following riders; provided, however, that you may not select riders with total charges in excess of 1.55% (1.00% if one of the riders you select is the 0-Year Alternate Withdrawal Charge Rider):

-    Guaranteed Minimum Income Benefit at 3% or 5%;
-    Annual Stepped Up Death Benefit;
-    Guaranteed Minimum Withdrawal Benefit;
-    Extra Credit at 3%, 4% or 5%; or
-    0-Year or 4-Year Alternate Withdrawal Charge.

The Company makes each rider option available only at issue, except the
Guaranteed Minimum Withdrawal Benefit Rider, which is also available for purchase on a Contract Anniversary. You cannot change or cancel the Rider(s)
that you select after they are issued. See the detailed description of the riders under "Optional Riders."

FREE-LOOK RIGHT -- You may return the Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract (60 days from the date of receipt if you are purchasing the Contract to replace another life insurance or annuity contract or with the proceeds of another such contract). In this event, the Company will refund to you as of the Valuation
Date on which your Contract is delivered to us any Contract Value, plus any charges deducted from such Contract Value, less the Contract Value attributable to any Credit Enhancements.

CHARGES AND DEDUCTIONS -- The Company does not deduct sales load from purchase payments before allocating them to your Contract Value. Certain charges will be deducted in connection with the Contract as described below.

      CONTINGENT DEFERRED SALES CHARGE. If you withdraw Contract Value, the
Company may deduct a contingent deferred sales charge (which may also be referred to as a "withdrawal charge"). The withdrawal charge will be waived on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount defined as follows.

      The Free Withdrawal amount is equal in the first Contract Year, to 10% of purchase payments, excluding any Credit Enhancements, made during the year and, in any subsequent Contract Year, to 10% of Contract Value as of the first day of that Contract Year. The withdrawal charge applies to the portion of any withdrawal consisting of purchase payments that exceeds the Free Withdrawal amount. The withdrawal charge does not apply to withdrawals of earnings. Also, under the Guaranteed Minimum Withdrawal Benefit Rider, withdrawals of up to the
Annual Withdrawal Amount are not subject to a withdrawal charge but reduce the
Free Withdrawal amount otherwise available in that Contract Year.

      The amount of the charge will depend on how long your purchase payments have been held under the Contract. Each purchase payment you make is considered to have a certain "age," depending on the length of time since the purchase payment was effective. A purchase payment is "age one" in the year beginning on the date the purchase payment is received by the Company and increases in age each year thereafter. The withdrawal charge is calculated according to the following schedule:

                       ==================================
                       PURCHASE PAYMENT
                             AGE               WITHDRAWAL
                          (IN YEARS)             CHARGE
                       ----------------------------------
                             1                     7%
                             2                     7%
                             3                     6%
                             4                     5%
                             5                     4%
                             6                     3%
                             7                     2%
                         8 and over                0%
                       ==================================

      The amount of the withdrawal charge assessed against your Contract will never exceed 7% of purchase payments paid under the Contract. In addition, no withdrawal charge will be assessed upon: (1) payment of death benefit proceeds, or (2) annuity options that provide for payments for life, or a period of at least seven years. The Company will waive the withdrawal charge in the event of a withdrawal after an Owner has become totally and permanently disabled after the Contract Date and prior to age 65. See "Contingent Deferred Sales Charge."

      MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a charge for mortality and expense risks assumed by the Company under the Contract. The
Company deducts a daily minimum charge equal to 1.20%, on an annual basis, of each Subaccount's average daily net assets. If you are subject to mortality and expense risk charge above the minimum charge, the Company deducts the excess amount from your Contract Value on a monthly basis. The mortality and expense risk charge amount is determined each month by reference to the amount of your
Contract Value, as set forth in the table below.

           =========================================================
                                                           ANNUAL
                                                       MORTALITY AND
                                                          EXPENSE
           CONTRACT VALUE                               RISK CHARGE
           ---------------------------------------------------------
           Less than $25,000                               1.45%
           At least $25,000 but less than $100,000         1.30%
           $100,000 or more                                1.20%
           =========================================================

During the Annuity Period, the mortality and expense risk charge is 1.25%, in lieu of the amounts set forth above. See "Mortality and Expense Risk Charge."

      OPTIONAL RIDER CHARGES. The Company deducts a monthly charge from Contract
Value for certain Riders that may be elected by the Owner. The Company generally will deduct the monthly Rider charge from Contract Value beginning on the
Contract Date and ending on the Annuity Start Date. The charge for the Extra
Credit Rider, however, is deducted only during the seven-year period beginning on the Contract Date.

      The Company makes each Rider available only at issue, except the
Guaranteed Minimum Withdrawal Benefit Rider, which is also available for purchase on a Contract Anniversary. You may not terminate a Rider after issue, unless otherwise stated. The amount of the charge is equal to a percentage, on an annual basis, of your Contract Value. You may not select Riders with a total charge that exceeds 1.55% of Contract Value (1.00% if one of the riders you select is the 0-Year Alternate Withdrawal Charge Rider). As an example, you may not purchase the Extra Credit Rider at 5% with a cost of 0.70% and the 0-Year
Alternate Withdrawal Charge Rider with a cost of 0.70%, because the total cost of such Riders, 1.40%, would exceed the applicable maximum Rider charge of
1.00%. Each Rider and its charge are listed below. See "Optional Rider Charges."

================================================================================
OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value)
--------------------------------------------------------------------------------
                                                                      Annual
                                                        Rate(1)     Rider Charge
--------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit                         3%           0.25%
                                                          5%           0.40%
--------------------------------------------------------------------------------
Annual Stepped Up Death Benefit                         ---            0.25%
--------------------------------------------------------------------------------
Guaranteed Minimum Withdrawal Benefit                   ---            0.55%(2)
--------------------------------------------------------------------------------
                                                          3%           0.40%
Extra Credit(3)                                           4%           0.55%
                                                          5%           0.70%
--------------------------------------------------------------------------------
Alternate Withdrawal Charge                             0-Year         0.70%
                                                        4-Year         0.55%
--------------------------------------------------------------------------------
1  Rate refers to the applicable interest rate for the Guaranteed Minimum Income
   Benefit Rider, the applicable Credit Enhancement rate for the Extra Credit
   Rider and the applicable withdrawal charge schedule for the Alternate
   Withdrawal Charge Rider.

2  The Company may increase the Rider charge for the Guaranteed Minimum
   Withdrawal Benefit Rider only if you elect a reset; the Company guarantees the Rider charge upon reset will not exceed 1.10% on an annual basis. Please see the discussion under "Guaranteed Minimum Withdrawal Benefit." The current charge for such Rider is used in calculating the maximum Rider charge of
   1.55% (1.00% if you select a 0-Year Alternate Withdrawal Charge Rider).

3  The Company will deduct the charge for this Rider during the seven-year period beginning on the Contract Date.
================================================================================

      ADMINISTRATION CHARGE. The Company deducts a daily administration charge equal to an annual rate of 0.15% of each Subaccount's average daily net assets.
See "Administration Charge."

      ACCOUNT ADMINISTRATION CHARGE. The Company deducts an account charge of
$30.00 at each Contract Anniversary. The Company will waive the charge if your
Contract Value is $50,000 or more on the date the charge is to be deducted. See
"Account Administration Charge."

      PREMIUM TAX CHARGE. The Company assesses a premium tax charge to reimburse itself for any premium taxes that it incurs with respect to this Contract. This charge will usually be deducted on the Annuity Start Date or upon a full or partial withdrawal if a premium tax was incurred by the Company and is not refundable. No premium tax is currently imposed in the State of New York. The
Company reserves the right to deduct such taxes when due or anytime thereafter.
Premium tax rates currently range from 0% to 3.5%. See "Premium Tax Charge."

      OTHER EXPENSES. The Company pays the operating expenses of the Separate
Account. Investment advisory fees and operating expenses of each Underlying Fund are paid by the Underlying Fund and are reflected in the net asset value of its shares. The Owner indirectly bears a pro rata portion of such fees and expenses.
See the prospectuses for the Underlying Funds for more information about
Underlying Fund expenses.

      CONTACTING THE COMPANY -- You should direct all written requests, notices, and forms required by the Contract, and any questions or inquiries to First
Security Benefit Life Insurance and Annuity Company of New York, P.O. Box
750497, Topeka, Kansas 66675-0497 or by phone by calling 1-800-888-2461.

EXPENSE TABLE

      The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

================================================================================
CONTRACT OWNER TRANSACTION EXPENSES are fees and expenses that you will pay when you purchase the Contract or make withdrawals from the
Contract. The information below does not reflect state premium taxes, which may be applicable to your Contract.
--------------------------------------------------------------------------------
   Sales Load on Purchase Payments                                      None
--------------------------------------------------------------------------------
   Deferred Sales Charge (as a percentage of amount withdrawn
   attributable to Purchase Payments)                                   7%(1)
--------------------------------------------------------------------------------
   Transfer Fee (per transfer)                                          None
--------------------------------------------------------------------------------
PERIODIC EXPENSES are fees and expenses that you will pay
periodically during the time that you own the Contract, not
including fees and expenses of the Underlying Funds.
--------------------------------------------------------------------------------
   Annual Contract Fee                                                  $30(2)
--------------------------------------------------------------------------------
   Separate Account Annual Expenses
   (as a percentage of average Contract Value allocated to
     the Subaccounts)
--------------------------------------------------------------------------------
   Annual Mortality and Expense Risk Charge                             1.45%(3)
--------------------------------------------------------------------------------
   Annual Administration Charge                                         0.15%
--------------------------------------------------------------------------------
   Maximum Annual Charge for Optional Riders                            1.55%(4)
--------------------------------------------------------------------------------
   Total Separate Account Annual Expenses                               3.15%
--------------------------------------------------------------------------------
1  The amount of the contingent deferred sales charge is determined by reference to how long your purchase payments have been held under the Contract. A free withdrawal is available in each Contract Year equal to (1) 10% of purchase payments, excluding any Credit Enhancements, in the first Contract Year, and
   (2) 10% of Contract Value as of the beginning of the Contract Year in each subsequent Contract Year. See "Full and Partial Withdrawals" and "Contingent
   Deferred Sales Charge" for more information.

2  An account administration charge of $30 is deducted at each Contract anniversary and a pro rata account administration charge is deducted (1) upon full withdrawal of Contract Value; (2) upon the Annuity Start Date; and (3)
   upon payment of a death benefit. The account administration charge will be waived if your Contract Value is $50,000 or more upon the date it is to be deducted.

3  The mortality and expense risk charge is reduced for larger Contracts as follows: Less than $25,000 - 1.45%; At least $25,000 but less than $100,000 -
   1.30%; $100,000 or more - 1.20%. Any mortality and expense risk charge above the minimum charge of 1.20% is deducted from your Contract Value on a monthly basis. During the Annuity Period, the annual mortality and expense risk charge is 1.25%, in lieu of the amounts described above. See the discussion under "Mortality and Expense Risk Charge."

4  You may select optional Riders. If you select one or more of such Riders, the charge will be deducted from your Contract Value. (See the applicable Rider charges in the table below.) You may not select Riders with a total charge that exceeds 1.55% of Contract Value (1.00% of Contract Value if you select a
   0-Year Alternate Withdrawal Charge Rider).
================================================================================

================================================================================
OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value allocated to the Subaccounts)
--------------------------------------------------------------------------------
                                                                       Annual
                                                         Rate(1)    Rider Charge
--------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit Rider                    3%          0.25%
                                                           5%          0.40%
--------------------------------------------------------------------------------
Annual Stepped Up Death Benefit Rider                     ---          0.25%
--------------------------------------------------------------------------------
Guaranteed Minimum Withdrawal Benefit Rider               ---          0.55%(2)
--------------------------------------------------------------------------------
                                                           3%          0.40%
Extra Credit Rider                                         4%          0.55%
                                                           5%          0.70%
--------------------------------------------------------------------------------
Alternate Withdrawal Charge Rider                        0-Year        0.70%
                                                         4-Year        0.55%
--------------------------------------------------------------------------------
1  Rate refers to the applicable interest rate for the Guaranteed Minimum Income
   Benefit Rider, the applicable Credit Enhancement rate for the Extra Credit
   Rider and the applicable withdrawal charge schedule for the Alternate
   Withdrawal Charge Rider.

2  The Company may increase the Rider charge for the Guaranteed Minimum
   Withdrawal Benefit Rider only if you elect a reset; the Company guarantees the Rider charge upon reset will not exceed 1.10% on an annual basis. Please see the discussion under "Guaranteed Minimum Withdrawal Benefit." The current charge for such Rider is used in calculating the maximum Rider charge of
   1.55% (1.00% if one of the riders you select is the 0-Year Alternate
   Withdrawal Charge Rider).
================================================================================

The table below shows the minimum and maximum total operating expenses charged by the Underlying Funds. You will pay the expenses of the Underlying Funds corresponding to the Subaccounts in which you invest during the time that you own the Contract. More detail concerning each Underlying Fund's fees and expenses is contained in its prospectus.

================================================================================
                                                           MINIMUM       MAXIMUM
--------------------------------------------------------------------------------
Total Annual Underlying Fund Operating Expenses(1)          0.59%         2.50%
--------------------------------------------------------------------------------
(1)  Expenses deducted from Underlying Fund assets include management fees, distribution fees, service fees and other expenses. The maximum expenses above represent the total annual operating expenses of that Underlying Fund with the highest total operating expenses, and the minimum expenses represent the total annual operating expenses of that Underlying Fund with the lowest total operating expenses.
================================================================================

EXAMPLE -- This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.
These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses and Underlying Fund fees and expenses but do not include state premium taxes, which may be applicable to your Contract.

      The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expense of the Contract and any of the Underlying Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

================================================================================
                                              1         3         5         10
                                            YEAR      YEARS     YEARS     YEARS
--------------------------------------------------------------------------------
If you surrender your Contract at the
end of the applicable time period          $1,191     $2,210    $3,129    $5,470
--------------------------------------------------------------------------------
If you do not surrender or
you annuitize your Contract                   563      1,679     2,780     5,470
================================================================================

INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT, AND THE FUNDS

FIRST SECURITY BENEFIT LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK -- The
Company is a life insurance company organized under the laws of the State of New
York on November 8, 1994. The Company offers variable annuity contracts in New
York and is admitted to do business in that state. On September 8, 1995, the
Company merged with and is the successor corporation of Pioneer National Life
Insurance Company, a stock life insurance company organized under the laws of the State of Kansas. The Company is a wholly-owned subsidiary of Security
Benefit Group, Inc., a financial services holding company which is wholly owned by Security Benefit Corp. ("Security Benefit"), a financial services holding company, organized under the laws of the State of Kansas. Security Benefit is wholly owned by Security Benefit Mutual Holding Company, a Kansas mutual holding company.

      The Principal Underwriter for the Contract is Security Distributors, Inc.
("SDI"), One Security Benefit Place, Topeka, Kansas 66636-0001. SDI, an
affiliate of the Company, is registered as a broker/ dealer with the SEC and is a wholly-owned subsidiary of Security Benefit Group, Inc., a financial services holding company wholly owned by Security Benefit.

PUBLISHED RATINGS -- The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A. M. Best Company and Standard & Poor's. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's
Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's Insurance Ratings
Services may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

SEPARATE ACCOUNT -- The Company established the Separate Account under New York law on January 22, 1996. The Contract provides that the income, gains, or losses of the Separate Account, whether or not realized, are credited to or charged against the assets of the Separate Account without regard to other income, gains, or losses of the Company. The Contract contains a provision stating that assets held in the Separate Account may not be charged with liabilities arising from other business that the Company conducts. The Company owns the assets in the Separate Account and is required to maintain sufficient assets in the
Separate Account to meet all Separate Account obligations under the Contract.
Such Separate Account assets are not subject to claims of the Company's creditors. The Company may transfer to its General Account assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Contract are general corporate obligations of the Company. The Company may invest its own assets in the Separate Account for other purposes, but not to support contracts other than variable annuity contracts, and may accumulate in the Separate Account proceeds from Contract charges and investment results applicable to those assets.

      The Separate Account consists of accounts referred to as Subaccounts. The
Contract provides that the income, gains and losses, whether or not realized, are credited to, or charged against, the assets of each Subaccount without regard to the income, gains or losses in the other Subaccounts. Each Subaccount invests exclusively in shares of a corresponding Underlying Fund. The Company may in the future establish additional Subaccounts of the Separate Account, which may invest in other Underlying Funds or in other securities or investment vehicles.

      The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the
SEC does not involve supervision by the SEC of the administration or investment practices of the Separate Account or the Company.

UNDERLYING FUNDS -- Each Underlying Fund is an open-end management investment company. It is registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of the Underlying Funds. Each Underlying Fund pursues different investment objectives and policies.

      Shares of the Underlying Funds currently are not publicly traded mutual funds. They are available only as investment options in variable annuity or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans.

      Because the Underlying Funds may serve as investment vehicles for both variable life insurance policies and variable annuity contracts ("mixed funding") and shares of the Underlying Funds also may be sold to separate accounts of other insurance companies ("shared funding"), material conflicts could occur. The Company currently does not foresee any disadvantages to Owners arising from either mixed or shared funding; however, due to differences in tax treatment or other considerations, it is possible that the interests of owners of various contracts for which the Underlying Funds serve as investment vehicles might at some time be in conflict. However, the Company, each Underlying Fund's
Board of Directors, and any other insurance companies that participate in the
Underlying Funds are required to monitor events in order to identify any material conflicts that arise from the use of the Underlying Funds for mixed and/or shared funding. If such a conflict were to occur, the Company would take steps necessary to protect Owners including withdrawal of the Separate Account from participation in the Underlying Fund(s) involved in the conflict. This might force an Underlying Fund to sell securities at disadvantageous prices.

      A summary of the investment objective of each Underlying Fund is set forth at the end of this Prospectus. We cannot assure that any Underlying Fund will achieve its objective. More detailed information is contained in the prospectus of each Underlying Fund, including information on the risks associated with its investments and investment techniques.

      PROSPECTUSES FOR THE UNDERLYING FUNDS SHOULD BE CAREFULLY READ IN
CONJUNCTION WITH THIS PROSPECTUS BEFORE INVESTING. YOU MAY OBTAIN PROSPECTUSES
FOR THE UNDERLYING FUNDS BY CONTACTING THE COMPANY.

      The Company has entered into agreements with the Underlying Funds and/or certain service providers to the Underlying Funds, such as an underwriter and/or investment adviser. Under these agreements, the Company or Security
Distributors, Inc. ("SDI"), the underwriter of the Contract, is compensated for providing various services to Owners and/or to the Underlying Funds. The compensation received by the Company or SDI may come from the Underlying Fund, including amounts paid under a Rule 12b-1 Plan adopted by the Underlying Fund, or from one of the Underlying Fund's service providers.

      The services provided by the Company and/or SDI include, but are not limited to, the following: (i) Administrative/Sub-Transfer Agency services, such as maintaining separate records of each Owner's investment in the Underlying
Funds, disbursing or crediting to Owners the proceeds of redemptions of
Underlying Funds and providing account statements to Owners showing their beneficial investment in the Underlying Funds; (ii) Shareholder Services, such as providing information regarding Underlying Funds to Owners, maintaining a call center to facilitate answering Owner questions regarding the Underlying
Funds and effecting transactions in the shares of Underlying Funds on behalf of
Owners; and (iii) Distribution Services, such as distributing prospectuses for the Underlying Funds to prospective Owners, training of sales personnel and such other distribution related services as an Underlying Fund may reasonably request. For providing Administrative/Sub-Transfer Agency services and/or
Shareholder Services, the compensation which the Company receives varies based on the services being provided, but is generally between 0.15% to 0.50% of the average net assets of the Contract invested in the Underlying Fund. For providing Distribution Services, the compensation which SDI receives is generally not expected to exceed 0.25% of the average net assets of the Contract invested in the Underlying Fund.

THE CONTRACT

GENERAL -- The Company issues the Contract offered by this Prospectus. It is a flexible purchase payment deferred variable annuity. To the extent that you allocate all or a portion of your purchase payments to the Subaccounts, the
Contract is significantly different from a fixed annuity contract in that it is the Owner under a Contract who assumes the risk of investment gain or loss rather than the Company. When you are ready to begin receiving annuity payments, the Contract provides several Annuity Options under which the Company will pay periodic annuity payments on a variable basis, a fixed basis or both, beginning on the Annuity Start Date. The amount that will be available for annuity payments will depend on the investment performance of the Subaccounts to which you have allocated purchase payments and the amount of interest credited on
Contract Value that you have allocated to the Fixed Account.

      The Contract is available for purchase by an individual as a non-tax qualified retirement plan ("Non-Qualified Plan"). The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the requirements of Section 403(b), 408, or 408A of the Internal Revenue Code
("Qualified Plan"). Certain federal tax advantages are currently available to retirement plans that qualify as (1) annuity purchase plans of public school systems and certain tax-exempt organizations under Section 403(b), or (2)
traditional and Roth individual retirement accounts or annuities, including traditional IRA's established by an employer under a simplified employee pension plan or a SIMPLE IRA plan, under Section 408. Joint Owners are permitted only on a Contract issued pursuant to a Non-Qualified Plan. If you are purchasing the contract as an investment vehicle for a Section 403(b), 408, or 408A Qualified
Plan, you should consider that the Contract does not provide any additional tax advantages beyond those already available through the Qualified Plan. However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life. You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial purchase payment to the Company, as well as any other form or information that the Company may require. The Company reserves the right to reject an application or purchase payment for any reason, subject to the Company's underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

      The maximum age of an Owner or Annuitant for which a Contract will be issued is age 85. If there are Joint Owners or Annuitants, the maximum issue age will be determined by reference to the older Owner or Annuitant.

OPTIONAL RIDERS -- Upon your application for the Contract, you may select one or more of the following riders; provided, however, that you may not select riders with total charges in excess of 1.55% (1.00% if one of the riders you select is the 0-Year Alternate Withdrawal Charge Rider):

-     Guaranteed Minimum Income Benefit at 3% or 5%;
-     Annual Stepped Up Death Benefit;
-     Guaranteed Minimum Withdrawal Benefit;
-     Extra Credit at 3%, 4% or 5%; or
-     0-Year or 4-Year Alternate Withdrawal Charge.

The Company makes each rider option available only at issue, except the
Guaranteed Minimum Withdrawal Benefit Rider, which is also available for purchase on a Contract Anniversary. You cannot change or cancel the Rider(s)
that you select after they are issued. See the detailed description of the riders below.

GUARANTEED MINIMUM INCOME BENEFIT -- This Rider makes available a minimum amount for the purchase of a fixed Annuity ("Minimum Income Benefit"). The Minimum
Income Benefit is equal to Purchase Payments and any Credit Enhancements, net of
any premium tax, less an adjustment for Withdrawals, increased at an annual effective rate of interest of 3% or 5%, as elected in the application; provided, however, that the amount of the Minimum Income Benefit shall not exceed an amount equal to 200% of purchase payments (not including any Credit
Enhancements), net of premium tax and any withdrawals, including withdrawal charges. (If you elect the Guaranteed Minimum Income Benefit at 5%, please note that the Company will credit a maximum rate of 4% for amounts allocated to the
SBL Money Market Subaccount or the Fixed Account; however, you will still pay the Rider charge applicable to the 5% rate.)

      In crediting interest, the Company takes into account the timing of when each purchase payment and withdrawal occurred and accrues such interest until the earlier of: (1) the Annuity Start Date, or (2) the Contract Anniversary
following the oldest Annuitant's 80th birthday. In the event of a withdrawal, the Minimum Income Benefit is reduced as of the date of the withdrawal by a percentage found by dividing the withdrawal amount, including any withdrawal charges, by Contract Value immediately prior to the withdrawal.

      You may apply the Minimum Income Benefit, less any applicable Premium tax and pro rata account administration charge, to purchase a fixed Annuity within
30 days of any Contract Anniversary following the 10th Contract Anniversary. You may apply the Minimum Income Benefit to purchase only a fixed Annuity under
Option 2, life income with a 10-year period certain, or Option 4, joint and last survivor with a 10-year period certain. See the discussion of Options 2 and 4 under "Annuity Options." The Annuity rates for this Rider are based upon the
1983(a) mortality table with mortality improvement under projection scale G projected for 45 years and an interest rate of 2 1/2%. This Rider is available only if the age of the Owner and Annuitant at the time the Contract is issued is age 79 or younger.

ANNUAL STEPPED UP DEATH BENEFIT -- This Rider makes available an enhanced death benefit upon the death of the Owner or any Joint Owner prior to the Annuity
Start Date. The death benefit proceeds will be the death benefit reduced by any outstanding Contract Debt, any pro rata account administration charge and any uncollected premium tax. If an Extra Credit Rider was in effect, the death benefit also will be reduced by any Credit Enhancements applied during the 12 months preceding the Owner's date of death; provided that the death benefit defined in 1 below will not be so reduced. If an Owner dies prior to the Annuity
Start Date, the amount of the death benefit under this Rider will be the greatest of:

1.    The sum of all purchase payments (not including any Credit Enhancements), less any withdrawals and withdrawal charges;

2.    The Contract Value on the date due proof of death and instructions regarding payment for each Designated Beneficiary are received by the
      Company; or

3.    The Stepped Up Death Benefit.

The Stepped Up Death Benefit is the largest result for the following calculation as of the date of receipt of instructions regarding payment of the death benefit:

-     The largest Contract Value on any Contract Anniversary that occurs prior to the oldest Owner attaining age 81; plus

-     Any purchase payments received by the Company since the applicable
      Contract Anniversary; less

-     An adjustment for any withdrawals and withdrawal charges made since the applicable anniversary. In the event of a withdrawal, the Stepped Up Death
      Benefit is reduced as of the date of the withdrawal by a percentage found by dividing the withdrawal amount, including any withdrawal charges, by
      Contract Value immediately prior to the withdrawal.

      If an Owner dies prior to the Annuity Start Date, but due proof of death and instructions regarding payment are not received by the Company at its
Administrative Office within 12 months of the date of the Owner's death, the death benefit will be as set forth in item 2 above.

      This Rider is available only if the age of the Owner at the time the
Contract is issued is age 79 or younger.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT -- You may purchase this Rider when you purchase the Contract or on any Contract Anniversary. If you elect this Rider when you purchase the Contract, your "Benefit Amount" is equal to a percentage of the initial purchase payment including any Credit Enhancement. If you purchase the Rider on a Contract Anniversary, your Benefit Amount is equal to a percentage of your Contract Value on the date we add this Rider to your
Contract. The Benefit Amount is reduced as you take Annual Withdrawal Amounts, and the Benefit Amount as so reduced is referred to as the "Remaining Benefit
Amount."

      Under this Rider, you may withdraw up to a specified amount each Contract
Year (the "Annual Withdrawal Amount"), regardless of market performance, until the Remaining Benefit Amount is reduced to $0. The Annual Withdrawal Amount initially is a percentage of the initial purchase payment including any Credit
Enhancement (or Contract Value on the purchase date of the Rider if the Rider is purchased on a Contract Anniversary). You may select one of the following combinations of Annual Withdrawal Amount and Benefit Amount:

                   =========================================
                         ANNUAL                      BENEFIT
                   WITHDRAWAL AMOUNT*                AMOUNT*
                   -----------------------------------------
                           5%                         130%
                           6%                         110%
                           7%                         100%
                   -----------------------------------------
                   *A percentage of the initial purchase
                    payment including any Credit Enhancement
                    (or Contract Value on the purchase date
                    of the Rider if the Rider is purchased
                    on a Contract Anniversary)
                   ======================================

If you do not take the Annual Withdrawal Amount during a Contract Year, you may not take more than the Annual Withdrawal Amount in the next Contract Year. The
Annual Withdrawal Amount can be taken in one withdrawal or multiple withdrawals during the Contract Year. You can continue to take up to the Annual Withdrawal
Amount each Contract Year until the Remaining Benefit Amount is depleted.

      If you take more than the Annual Withdrawal Amount in a Contract Year, we will recalculate the Remaining Benefit Amount, and your Annual Withdrawal Amount may be lower in the future. Withdrawals under this Rider reduce Contract Value by the amount of the withdrawal, including any applicable withdrawal charges or premium taxes and any forfeited Credit Enhancements; provided, however, that if your withdrawals in a Contract Year do not exceed the Annual Withdrawal Amount, such withdrawals are not subject to a withdrawal charge. Any withdrawal up to the Annual Withdrawal Amount in a Contract Year reduces the Free Withdrawal amount otherwise available in that Contract Year, and withdrawals, including withdrawals of the Annual Withdrawal Amount, may result in forfeiture of Credit
Enhancements if you have an Extra Credit Rider in effect. Please see the discussion under "Contingent Deferred Sales Charge" and "Extra Credit."
Withdrawals, including withdrawals of the Annual Withdrawal Amount, may result in receipt of taxable income to the Owner and, if made prior to the Owner attaining age 59 1/2, may be subject to a 10% penalty tax. Please see "Federal
Tax Matters."

      The Annual Withdrawal Amount will remain the same each Contract Year unless you make additional purchase payments after the purchase date of the rider, withdraw more than the Annual Withdrawal Amount in a Contract Year, or elect to reset the Remaining Benefit Amount as discussed below. If additional purchase payments are made, the Annual Withdrawal Amount will increase by an amount equal to 5%, 6% or 7% of the purchase payment including any Credit
Enhancement, and the Remaining Benefit Amount will increase by an amount equal to 130%, 110% or 100% of the purchase payment including any Credit Enhancement, depending on which combination of Annual Withdrawal Amount and Benefit Amount you have selected. The Annual Withdrawal Amount and Remaining Benefit Amount are
recalculated in the event of a withdrawal in a Contract Year that exceeds the
Annual Withdrawal Amount as follows. The Annual Withdrawal Amount and Remaining
Benefit Amount respectively are reduced by an amount equal to a percentage of the Annual Withdrawal Amount and Remaining Benefit Amount determined by dividing the excess withdrawal amount by Contract Value after deduction of any Annual
Withdrawal Amount included in the withdrawal.

      After the fifth anniversary of the purchase of this Rider, you may elect to reset the Remaining Benefit Amount to an amount equal to Contract Value on the reset date and the Annual Withdrawal Amount to 5%, 6% or 7%, as applicable, of Contract Value on that date; provided, however, that the Annual Withdrawal
Amount will remain the same if the current Annual Withdrawal Amount is greater than the reset amount. Once a reset election has been made, you may not elect another reset until after the fifth anniversary of the prior reset date. The
Company reserves the right to require that resets be effected on a Contract
Anniversary and the Rider charge may be increased in the event that you elect a reset; provided, however, that such charge will not exceed 1.10%.

      While this Rider is in effect, we reserve the right to restrict subsequent purchase payments. This Rider will terminate upon the earliest of: (1)
termination of the Contract, (2) the Annuity Start Date, (3) any Valuation Date
on which the Remaining Benefit Amount is equal to $0, (4) a full withdrawal of
Contract Value pursuant to a withdrawal that exceeds the Annual Withdrawal
Amount for that Contract Year, or (5) upon the first death of any Owner, or if the Owner is a non-natural person, the death of an Annuitant or a Joint Owner that is a natural person. This Rider may not be reinstated by purchase payments or reset after such termination. This Rider is available only if the age of each
Owner and Annuitant at the time the Rider is purchased is age 85 or younger.

EXTRA CREDIT -- This Rider makes available a Credit Enhancement, which is an amount added to your Contract Value by the Company. You may purchase this Rider only at issue. A Credit Enhancement of 3%, 4% or 5% of purchase payments, as elected in the application, will be added to Contract Value for each purchase payment made in the first Contract Year. Any Credit Enhancement will be allocated to the Subaccounts and Fixed Account in the same proportion as your purchase payment. This Rider is available only if the age of the Owner on the
Contract Date is age 80 or younger.

      In the event of a full or partial withdrawal, the Company will recapture all or part of any Credit Enhancement that has not yet vested. An amount equal to 1/7 of the Credit Enhancement will vest as of each anniversary of the Rider's date of issue and the Credit Enhancement will be fully vested at the end of seven years from that date. The amount to be forfeited in the event of a withdrawal is equal to a percentage of the Credit Enhancement that has not yet vested. The percentage is determined for each withdrawal as of the date of the withdrawal by dividing:

1.    The amount of the withdrawal, including any withdrawal charges, less the
      Free Withdrawal Amount, by

2.    Contract Value immediately prior to the withdrawal.

      The Company will recapture Credit Enhancements on withdrawals only to the extent that total withdrawals in a Contract Year, including systematic withdrawals, exceed the Free Withdrawal amount. The Free Withdrawal amount is equal in the first Contract Year, to 10% of purchase payments, excluding any
Credit Enhancements, made during the year and, for any subsequent Contract Year, to 10% of Contract Value as of the first day of that Contract Year.

      This Rider is available only if the age of the Owner at the time the
Contract is issued is age 80 or younger. The charge for this Rider will be deducted for a period of seven years from the Contract Date. The charge varies based upon the Credit Enhancement rate selected as set forth below:

                       =================================
                                                  RIDER
                       CREDIT ENHANCEMENT RATE    CHARGE
                       ---------------------------------
                                  3%              0.40%
                                  4%              0.55%
                                  5%              0.70%
                       =================================

You may not have more than one Extra Credit Rider in effect on your Contract.
You may not select an Annuity Start Date that is prior to seven years from the effective date of the Rider.

      The Company may recapture Credit Enhancements in the event of a full or partial withdrawal as discussed above. If you exercise your right to return the
Contract during the Free-Look period, your Contract Value will be reduced by the value of any Credit Enhancements applied. See "Free-Look Right." Death benefit proceeds may exclude all or part of any Credit Enhancements. See "Death Benefit"
and the discussions of the death benefit riders.

      The Company expects to make a profit from the charge for this Rider and funds payment of the Credit Enhancements through the Rider charge and the vesting schedule. The Extra Credit Rider would make sense for you only if you expect your average annual return (net of expenses of the Contract and the
Underlying Funds) to exceed the applicable amount set forth in the table below, and you do not expect to make purchase payments to the Contract after the first
Contract Year. The returns below represent the amount that must be earned each year during the seven-year period beginning on the Contract Date to break even on the Rider. The rate of return assumes that all purchase payments are made during the first Contract Year when the Credit Enhancement is applied to purchase payments. If purchase payments are made in subsequent Contract Years, the applicable Rider charge will be higher and no offsetting Credit Enhancement will be available. As a result, the rate of return required to break even would be higher.

      If your actual returns are greater than the amount set forth below and you make no purchase payments after the first Contract Year, you will profit from the purchase of the Rider. If your actual returns are less, for example, in a down market, you will be worse off than if you had not purchased the Rider.
Please note that the returns below are net of Contract and Underlying Fund expenses so that you would need to earn the amount in the table plus the amount of applicable expenses to break even on the Rider.

                ================================================
                                                RATE OF RETURN
                CREDIT ENHANCEMENT RATE        (NET OF EXPENSES)
                ------------------------------------------------
                          3%                        -5.07%
                          4%                        -1.56%
                          5%                         0.78%
                ================================================

ALTERNATE WITHDRAWAL CHARGE -- This Rider makes available an alternative withdrawal charge schedule. You may select one of the following schedules at the time of purchase of the Rider, which is available only at issue.

             ======================================================
                  0-YEAR SCHEDULE              4-YEAR SCHEDULE
             ------------------------------------------------------
                                           PURCHASE
              PURCHASE                      PAYMENT
             PAYMENT AGE    WITHDRAWAL     (IN AGE       WITHDRAWAL
             (IN YEARS)       CHARGE         YEARS)        CHARGE
             ------------------------------------------------------
             0 and over         0%             1             7%
                                               2             7%
                                               3             6%
                                               4             5%
                                           5 and over        0%
             ======================================================

If you purchase this Rider, the withdrawal charge selected under the Rider will apply in lieu of the 7-year withdrawal charge schedule described under
"Contingent Deferred Sales Charge." If you have also purchased an Extra Credit
Rider, you may forfeit all or part of any Credit Enhancement in the event of a full or partial withdrawal. See "Extra Credit."

PURCHASE PAYMENTS -- The minimum initial purchase payment for the purchase of a
Contract is $10,000. Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $500.
The minimum subsequent purchase payment if you elect an Automatic Investment
Program is $50. The Company may reduce the minimum purchase payment requirement under certain circumstances. Purchase payments exceeding $1 million will not be accepted without prior approval of the Company.

      The Company will apply the initial purchase payment not later than the end of the second Valuation Date after the Valuation Date it is received by the
Company; provided that the purchase payment is preceded or accompanied by an application that contains sufficient information to establish an account and properly credit such purchase payment. The application form will be provided by the Company. If the Company does not receive a complete application, the Company will hold your purchase payment in its general account and will notify you that it does not have the necessary information to issue a Contract and/or apply the purchase payment to your Contract. If you do not provide the necessary information to the Company within five Valuation Dates after the Valuation Date on which the Company first receives the initial purchase payment or if the
Company determines it cannot otherwise issue the Contract and/or apply the purchase payment to your Contract, the Company will return the initial purchase payment to you unless you consent to the Company retaining the purchase payment until the application is made complete.

      The Company will credit subsequent purchase payments as of the end of the
Valuation Period in which they are received by the Company at its Administrative
Office; however, subsequent purchase payments received after the cut-off time of
2:00 p.m. Central time will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." Purchase payments after the initial purchase payment may be made at any time prior to the
Annuity Start Date, so long as the Owner is living. Subsequent purchase payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. Subsequent purchase payments may be paid under an
Automatic Investment Program. The initial purchase payment required must be paid before the Company will accept the Automatic Investment Program.

ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract, you select the Subaccounts or the Fixed Account to which purchase payments will be allocated. Purchase payments will be allocated according to your instructions contained in the application or more recent instructions received, if any, except that no purchase payment allocation is permitted that would result in less than $25.00 per payment being allocated to any one Subaccount or the Fixed
Account. The allocations may be a whole dollar amount or a whole percentage.
Available allocation alternatives include the Subaccounts and the Fixed Account;
provided that the Fixed Account is available under your Contract.

      You may change the purchase payment allocation instructions by submitting a proper written request to the Company's Administrative Office. A proper change in allocation instructions will be effective upon receipt by the Company at its
Administrative Office and will continue in effect until you submit a change in instructions to the Company. You may make changes in your purchase payment allocation and changes to an existing Dollar Cost Averaging or Asset
Reallocation Option by telephone provided the Electronic Transfer Privilege section of the application or the proper form is properly completed, signed, and filed at the Company's Administrative Office. Changes in the allocation of future purchase payments have no effect on existing Contract Value. You may, however, transfer Contract Value among the Subaccounts and the Fixed Account in the manner described in "Transfers of Contract Value."

DOLLAR COST AVERAGING OPTION -- Prior to the Annuity Start Date, you may dollar cost average your Contract Value by authorizing the Company to make periodic transfers of Contract Value from any one Subaccount to one or more of the other
Subaccounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the transfer of Contract Value from one
Subaccount to one or more of the other Subaccounts. Amounts transferred under this option will be credited at the price of the Subaccount as of the end of the
Valuation Dates on which the transfers are effected. Since the price of a
Subaccount's Accumulation Units will vary, the amounts transferred to a
Subaccount will result in the crediting of a greater number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts transferred from a Subaccount will result in a debiting of a greater number of units when the price is low and a lesser number of units when the price is high. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

      An Asset Reallocation/Dollar Cost Averaging form is available upon request. On the form, you must designate whether Contract Value is to be transferred on the basis of a specific dollar amount, a fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly or quarterly basis, and the length of time during which the transfers shall continue or the total amount to be transferred over time. The minimum amount that may be transferred to any one Subaccount is $25.00. The Company does not require that transfers be continued over any minimum period of time, although typically dollar cost averaging would extend over a period of at least one year.

      After the Company has received an Asset Reallocation/Dollar Cost Averaging request in proper form at its Administrative Office, the Company will transfer
Contract Value in the amounts you designate from the Subaccount from which transfers are to be made to the Subaccount or Subaccounts you have chosen. The
Company will effect each transfer on the date you specify or if no date is specified, on the monthly or quarterly anniversary, whichever corresponds to the period selected, of the date of receipt at the Administrative Office of an Asset
Reallocation/Dollar Cost Averaging request in proper form. Transfers will be made until the total amount elected has been transferred, or until Contract
Value in the Subaccount from which transfers are made has been depleted. Amounts periodically transferred under this option are not included in the six transfers per Contract Year that generally are allowed as discussed under "Transfers of
Contract Value."

      You may instruct the Company at any time to terminate the option by written request to the Company's Administrative Office. In that event, the
Contract Value in the Subaccount from which transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise. If you wish to continue transferring on a dollar cost averaging basis after the expiration of the applicable period, the total amount elected has been transferred, or the Subaccount has been depleted, or after the Dollar Cost
Averaging Option has been canceled, a new Asset Reallocation/ Dollar Cost
Averaging form must be completed and sent to the Administrative Office. The
Company requires that you wait at least a month (or a quarter if transfers were made on a quarterly basis) before reinstating Dollar Cost Averaging after it has been terminated for any reason. The Company may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time. The Company does not currently charge a fee for this option.

      You may also dollar cost average Contract Value to or from the Fixed
Account, subject to certain restrictions described under "Transfers and
Withdrawals from the Fixed Account."

ASSET REALLOCATION OPTION -- Prior to the Annuity Start Date, you may authorize the Company to automatically transfer Contract Value on a quarterly, semiannual or annual basis to maintain a particular percentage allocation among the
Subaccounts. The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the selected period, and Asset
Reallocation automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly, semiannual or annual basis, as you select. Asset Reallocation is intended to transfer Contract Value from those
Subaccounts that have increased in value to those Subaccounts that have declined in value. Over time, this method of investing may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

      To elect this option an Asset Reallocation/Dollar Cost Averaging request in proper form must be received by the Company at its Administrative Office. An
Asset Reallocation/Dollar Cost Averaging form is available upon request. On the form, you must indicate the applicable Subaccounts, the applicable time period and the percentage of Contract Value to be allocated to each Subaccount.

      Upon receipt of the Asset Reallocation/Dollar Cost Averaging form, the
Company will effect a transfer or, in the case of a new Contract, will allocate the initial purchase payment, among the Subaccounts based upon the percentages that you selected. Thereafter, the Company will transfer Contract Value to maintain that allocation on each quarterly, semiannual or annual anniversary, as applicable, of the date of the Company's receipt of the Asset
Reallocation/Dollar Cost Averaging request in proper form. The amounts transferred will be credited at the price of the Subaccount as of the end of the
Valuation Date on which the transfer is effected. Amounts periodically transferred under this option are not included in the six transfers per Contract
Year that generally are allowed as discussed under "Transfers of Contract
Value."

      You may instruct the Company at any time to terminate this option by written request to the Company's Administrative Office. In that event, the
Contract Value in the Subaccounts that has not been transferred will remain in those Subaccounts regardless of the percentage allocation unless you instruct us otherwise. If you wish to continue Asset Reallocation after it has been canceled, a new Asset Reallocation/Dollar Cost Averaging form must be completed and sent to the Company's Administrative Office. The Company may discontinue, modify, or suspend, and reserves the right to charge a fee for the Asset
Reallocation Option at any time. The Company does not currently charge a fee for this option.

      Contract Value allocated to the Fixed Account may be included in the Asset
Reallocation option, subject to certain restrictions described in "Transfers and
Withdrawals from the Fixed Account."

TRANSFERS OF CONTRACT VALUE -- You may transfer Contract Value among the
Subaccounts upon proper written request to the Company's Administrative Office both before and after the Annuity Start Date. You may make transfers (other than transfers pursuant to the Dollar Cost Averaging and Asset Reallocation Options)
by telephone if the proper form has been completed, signed and filed at the
Company's Administrative Office. The minimum transfer amount is $500, or the amount remaining in a given Subaccount. The minimum transfer amount does not apply to transfers under the Dollar Cost Averaging or Asset Reallocation
Options.

      The Company effects transfers between Subaccounts at their respective accumulation unit values as of the close of the Valuation Period during which the transfer request is received.

      You may also transfer Contract Value to the Fixed Account; however, transfers from the Fixed Account to the Subaccounts are restricted as described in "The Fixed Account."

      The Company reserves the right to limit the number of transfers to six in a Contract Year. The Company may exercise this right in the event that it sees a pattern of excessive trading on the part of Owners generally or for any other reason the Company deems appropriate.

      The Contract is not designed for organizations or individuals engaging in a market timing strategy, or making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund.
These kinds of strategies and transfer activities may be disruptive to the
Underlying Funds in which the Subaccounts invest. We reserve the right to restrict transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners (regardless of the number of previous transfers during the Contract Year). In making this determination, we will consider among other things, the following factors:

-     The total dollar amount being transferred;

-     The number of transfers you made within the previous three months;

-     Whether your transfers appear to follow a pattern designed to take advantage of short-term market fluctuations; and

-     Whether your transfers appear to be part of a group of transfers made by a third party on behalf of the individual Owners in the group.

      The Company generally effects transfers between Subaccounts at their respective Accumulation Unit values as of the close of the Valuation Period during which the transfer request is received; however, transfer requests received after the cut-off time of 2:00 p.m. Central time on any Valuation Date will be effected at the Accumulation Unit value determined on the following
Valuation Date. See "Cut-Off Times."

      The Company reserves the right to limit the size and frequency of transfers and to discontinue telephone and other electronic transfers. If the
Company determines that your transfer patterns among the Subaccounts are disruptive to the Underlying Funds or potentially disadvantageous to Owners, the
Company may among other things, restrict the availability of telephone transfers or other electronic transfers and may require that you submit transfer requests in writing via regular U.S. mail. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more Owners. Also, certain of the Underlying Funds have in place limits on the number of transfers permitted, which limits are more restrictive than six per Contract Year. If we choose to discontinue your right to use telephone and other electronic transfers or to otherwise restrict the size and/or frequency of your transfers, we will so notify you in writing.

      While the Company discourages market timing and excessive short-term trading, the Company cannot always know or reasonably detect such trading, particularly if it is facilitated by authorized financial intermediaries or done through omnibus account arrangements. In addition, monitoring and discouraging market timing and excessive trading may require the cooperation of financial intermediaries, which cannot necessarily be assured.

CONTRACT VALUE -- The Contract Value is the sum of the amounts under the
Contract held in each Subaccount and the Fixed Account as well as any amount set aside in the loan account to secure loans as of any Valuation Date.

      On each Valuation Date, the amount of Contract Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. See "Determination of Contract Value." Contract Value allocated to the Subaccounts is not guaranteed by the Company. You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.

DETERMINATION OF CONTRACT VALUE -- Your Contract Value will vary to a degree that depends upon several factors, including

-     Investment performance of the Subaccounts to which you have allocated
      Contract Value,

-     Payment of purchase payments,

-     The amount of any outstanding Contract Debt,

-     Full and partial withdrawals, and

-     Charges assessed in connection with the Contract, including charges for any optional Riders selected.

The amounts allocated to the Subaccounts will be invested in shares of the corresponding Underlying Funds. The investment performance of a Subaccount will reflect increases or decreases in the net asset value per share of the corresponding Underlying Fund and any dividends or distributions declared by the
Underlying Fund. Any dividends or distributions from any Underlying Fund will be automatically reinvested in shares of the same Underlying Fund, unless the
Company, on behalf of the Separate Account, elects otherwise.

      Assets in the Subaccounts are divided into Accumulation Units, which are accounting units of measure used to calculate the value of an Owner's interest in a Subaccount. When you allocate purchase payments to a Subaccount, your
Contract is credited with Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount, including any Credit
Enhancements, allocated to the particular Subaccount by the price for the
Subaccount's Accumulation Units as of the end of the Valuation Period in which the purchase payment is credited.

      In addition, other transactions including loans, full or partial withdrawals, transfers, and assessment of certain charges against the Contract affect the number of Accumulation Units credited to a Contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the price of the
Accumulation Unit of the affected Subaccount next determined after receipt of the transaction. The price of each Subaccount is determined on each Valuation
Date as of the close of the New York Stock Exchange, normally 3:00 p.m. Central time. Transactions received after the cut-off time of 2:00 p.m. Central time on any Valuation Date will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." The price of each Subaccount may be determined earlier if trading on the New York Stock Exchange is restricted or as permitted by the SEC.

      The number of Accumulation Units credited to a Contract shall not be changed by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation
Date depending upon the investment experience of the Subaccount and charges against the Subaccount.

      The price of each Subaccount's units initially was $10. The price of a
Subaccount on any Valuation Date takes into account the following: (1) the investment performance of the Subaccount, which is based upon the investment performance of the corresponding Underlying Fund, (2) any dividends or distributions paid by the Underlying Fund, (3) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the
Subaccount, (4) the minimum mortality and expense risk charge under the Contract of 1.20%, and (5) the administration charge under the Contract of 0.15%.

      The minimum mortality and expense risk charge of 1.20% and the administration charge of 0.15% are factored into the accumulation unit value or
"price" of each Subaccount on each Valuation Date. The Company deducts any mortality and expense risk charge above the minimum charge and the charge for any optional Riders (the "Excess Charge") on a monthly basis. Each Subaccount declares a monthly dividend and the Company deducts the Excess Charge from this monthly dividend upon its reinvestment in the Subaccount. The Excess Charge is a percentage of your Contract Value allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Excess Charge. Assuming that you owe a charge above the minimum mortality and expense risk charge and the administration charge, your Contract
Value will be reduced in the amount of your Excess Charge upon reinvestment of the Subaccount's monthly dividend. The Company deducts the Excess Charge only upon reinvestment of the monthly dividend and does not assess an Excess Charge upon a full or partial withdrawal from the Contract. The Company reserves the right to compute and deduct the Excess Charge from each Subaccount on each
Valuation Date. See the Statement of Additional Information for a more detailed discussion of how the Excess Charge is deducted.

CUT-OFF TIMES -- Any financial transactions involving your Contract must be received by us no later than one hour prior to any announced closing of the New
York Stock Exchange to be processed on the current Valuation Date. The New York
Stock Exchange normally closes at 3:00 p.m. Central time so financial transactions must be received by 2:00 p.m. Central time (the "cut-off time").
Financial transactions received after the cut-off time will be processed on the following Valuation Date. Financial transactions include transfers, full and partial withdrawals and purchase payments. The Company may extend the cut-off time to 25 minutes prior to any announced closing (generally 2:35 p.m. Central time) for transfers submitted electronically through the Company's Internet web site. However, the Internet functionality is available only to Owners who have authorized their financial representatives to make financial transactions on their behalf.

FULL AND PARTIAL WITHDRAWALS -- An Owner may make a partial withdrawal of
Contract Value, or surrender the Contract for its Withdrawal Value. A full or partial withdrawal, including a systematic withdrawal, may be taken from
Contract Value at any time while the Owner is living and before the Annuity
Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law. Withdrawals after the Annuity Start Date are permitted only under Annuity Option 5. See "Annuity Period." A full or partial withdrawal request will be effective as of the end of the Valuation Period that a proper
Withdrawal Request form is received by the Company at its Administrative Office;
however, if a Withdrawal Request form is received on a Valuation Date after the cut-off time of 2:00 p.m. Central time, the withdrawal will be effected at the
Accumulation Unit value determined on the following Valuation Date. See "Cut-Off
Times." A proper written request must include the written consent of any effective assignee or irrevocable Beneficiary, if applicable.

      The proceeds received upon a full withdrawal will be the Contract's
Withdrawal Value. The Withdrawal Value is equal to the Contract Value as of the end of the Valuation Period during which a proper Withdrawal Request form is received by the Company at its Administrative Office, less any outstanding
Contract Debt, any applicable withdrawal charges, any pro rata account charge and any uncollected premium taxes. If an Extra Credit Rider is in effect,
Contract Value will also be reduced by any Credit Enhancements that have not yet vested. See the discussion of vesting of Credit Enhancements under "Extra
Credit."

      The Company requires the signature of all Owners on any request for withdrawal, and a guarantee of all such signatures to effect the transfer or exchange of all or part of the Contract for another investment. The signature guarantee must be provided by an eligible guarantor, such as a bank, broker, credit union, national securities exchange or savings association. The Company further requires that any request to transfer or exchange all or part of the
Contract for another investment be made upon a transfer form provided by the
Company which is available upon request.

      A partial withdrawal may be requested for a specified percentage or dollar amount of Contract Value. Each partial withdrawal must be at least $500 except systematic withdrawals discussed below. A request for a partial withdrawal will result in a payment by the Company of the amount specified in the partial withdrawal request provided there is sufficient Contract Value to meet the request. Any withdrawal charge will be deducted from remaining Contract Value, provided there is sufficient Contract Value available. Alternatively, you may request that any withdrawal charge be deducted from your payment. Upon payment, your Contract Value will be reduced by an amount equal to the payment, plus any applicable withdrawal charge, or if you requested that any withdrawal charge be deducted from your payment, your payment will be reduced by the amount of any such charge. Contract Value will also be reduced by a percentage of any Credit
Enhancements that have not yet vested. See "Extra Credit." If a partial withdrawal is requested after the first Contract Year that would leave the
Withdrawal Value in the Contract less than $2,000, the Company reserves the right to treat the partial withdrawal as a request for a full withdrawal.

      The Company will deduct the amount of a partial withdrawal from the
Contract Value in the Subaccounts and the Fixed Account, according to the
Owner's instructions to The Company. If you do not specify the allocation, the
Company will deduct the withdrawal in the same proportion that Contract Value is allocated among the Subaccounts and the Fixed Account.

      A full or partial withdrawal, including a systematic withdrawal, may be subject to a withdrawal charge if a withdrawal is made from purchase payments that have been held in the Contract for less than seven years and may be subject to a premium tax charge to reimburse the Company for any tax on premiums on a
Contract that may be imposed by various states and municipalities. See
"Contingent Deferred Sales Charge" and "Premium Tax Charge."

      A full or partial withdrawal, including a systematic withdrawal, may result in receipt of taxable income to the Owner and, if made prior to the Owner attaining age 59 1/2, may be subject to a 10% penalty tax. In the case of
Contracts issued in connection with retirement plans that meet the requirements of Section 403(b) or 408 of the Internal Revenue Code, reference should be made to the terms of the particular Qualified Plan for any limitations or restrictions on withdrawals. For more information, see "Restrictions on
Withdrawals from Qualified Plans." The tax consequences of a withdrawal under the Contract should be carefully considered. See "Federal Tax Matters."

SYSTEMATIC WITHDRAWALS -- The Company currently offers a feature under which you may select systematic withdrawals. Under this feature, an Owner may elect to receive systematic withdrawals while the Owner is living and before the Annuity
Start Date by sending a properly completed Request for Scheduled Systematic
Payments form to the Company at its Administrative Office. This option may be elected at any time. An Owner may designate the systematic withdrawal amount as a percentage of Contract Value allocated to the Subaccounts and/or Fixed
Account, as a fixed period, as level payments, as a specified dollar amount, as all earnings in the Contract, or based upon the life expectancy of the Owner or the Owner and a Beneficiary. An Owner also may designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semiannual or annual. The Owner may stop or modify systematic withdrawals upon proper written request received by the Company at its Administrative Office at least 30 days in advance of the requested date of termination or modification. A proper request must include the written consent of any effective assignee or irrevocable
Beneficiary, if applicable.

      Each systematic withdrawal must be at least $100. Upon payment, your
Contract Value will be reduced by an amount equal to the payment proceeds plus any applicable withdrawal charge and premium tax. Contract Value will also be reduced by a percentage of any Credit Enhancements that have not yet vested. See
"Extra Credit." Any systematic withdrawal that equals or exceeds the Withdrawal
Value will be treated as a full withdrawal. In no event will payment of a systematic withdrawal exceed the Withdrawal Value. The Contract will automatically terminate if a systematic withdrawal causes the Contract's
Withdrawal Value to equal $0.

      The Company will effect each systematic withdrawal as of the end of the
Valuation Period during which the withdrawal is scheduled. The deduction caused by the systematic withdrawal, including any applicable withdrawal charge, will be allocated to your Contract Value in the Subaccounts and the Fixed Account, as
you have directed. If you do not specify the allocation, the Company will deduct the systematic withdrawal in the same proportion that Contract Value is allocated among the Subaccounts and the Fixed Account.

      The Company may, at any time, discontinue, modify, suspend or charge a fee for systematic withdrawals. You should consider carefully the tax consequences of a systematic withdrawal, including the 10% penalty tax which may be imposed on withdrawals made prior to the Owner attaining age 59 1/2. See "Federal Tax
Matters."

FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract (60 days from the date of receipt if you are purchasing the Contract to replace another life insurance or annuity contract or with the proceeds of another such contract). Purchase payments received during the Free-Look period will be allocated according to your instructions contained in the application or more recent instructions, if any. If you return your Contract during the Free-Look
Period, the Company will then deem void the returned Contract and will refund to you purchase payments allocated to the Fixed Account (not including any Credit
Enhancements if an Extra Credit Rider was in effect). The Company will also refund any Contract Value allocated to the Subaccounts based upon the value of
Accumulation Units next determined after we receive your Contract, plus any charges deducted from such Contract Value, less any such Contract Value attributable to Credit Enhancements.

DEATH BENEFIT -- If the Owner dies prior to the Annuity Start Date while this
Contract is in force, the Company will pay the death benefit proceeds to the
Designated Beneficiary upon receipt of due proof of the Owner's death and instructions regarding payment to the Designated Beneficiary. If there are Joint
Owners, the death benefit proceeds will be payable upon receipt of due proof of death of either Owner and instructions regarding payment.

      If the surviving spouse of the deceased Owner is the sole Designated
Beneficiary, such spouse may elect to continue the Contract in force, subject to certain limitations. See "Distribution Requirements" below. If the Owner is not a natural person, the death benefit proceeds will be payable upon receipt of due proof of death of the Annuitant prior to the Annuity Start Date and instructions regarding payment. If the death of the Owner occurs on or after the Annuity
Start Date, any death benefit will be determined according to the terms of the
Annuity Option. See "Annuity Options."

      The death benefit proceeds will be the death benefit reduced by any outstanding Contract Debt, any pro rata account charge and any uncollected premium tax. If the age of each Owner was 80 or younger on the Contract Date and an Owner dies prior to the Annuity Start Date while this Contract is in force, the amount of the death benefit will be the greater of:

1.    The sum of all purchase payments (not including any Credit Enhancements if an Extra Credit Rider was in effect), less any reductions caused by previous withdrawals, including withdrawal charges, or

2.    The Contract Value on the date due proof of death and instructions regarding payment are received by the Company (less any Credit
      Enhancements applied during the 12 months prior to the date of the Owner's death).

      If any Owner was age 81 or older on the Contract Date, or if due proof of death and instructions regarding payment are not received by the Company at its
Administrative Office within six months of the date of the Owner's death, the death benefit will be as set forth in item 2 above.

      If you purchased the Annual Stepped Up Death Benefit Rider, your death benefit will be determined in accordance with the terms of the Rider. See the discussion of the Annual Stepped Up Death Benefit Rider. Your death benefit proceeds under the Rider will be the death benefit reduced by any outstanding
Contract Debt, any pro rata account charge and any uncollected premium tax.

      The death benefit proceeds will be paid to the Designated Beneficiary in a single sum or under one of the Annuity Options, as elected by the Designated
Beneficiary. However, if the Owner has completed a restricted beneficiary designation form, the death benefit proceeds will be paid to the Designated
Beneficiary in the manner specified on the form. If the Designated Beneficiary is to receive annuity payments under an Annuity Option, there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments. A tax adviser should be consulted in considering Annuity Options. See "Federal Tax Matters"
and "Distribution Requirements" for a discussion of the tax consequences in the event of death.

DISTRIBUTION REQUIREMENTS -- For Contracts issued in connection with a
Non-Qualified Plan, if the surviving spouse of the deceased Owner is the sole
Designated Beneficiary, such spouse may elect to continue this Contract in force until the earliest of the spouse's death or the Annuity Start Date or receive the death benefit proceeds.

      For any Designated Beneficiary other than a surviving spouse, only those options may be chosen that provide for complete distribution of such Owner's interest in the Contract within five years of the death of the Owner. If the
Designated Beneficiary is a natural person, that person alternatively can elect to begin receiving annuity payments within one year of the Owner's death over a period not extending beyond his or her life or life expectancy. If the Owner of the Contract is not a natural person, these distribution rules are applicable upon the death of or a change in the primary Annuitant.

      For Contracts issued in connection with a Qualified Plan, the terms of the particular Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on distributions following the death of the Owner or Annuitant. Because the rules applicable to Qualified Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural person and is not the Annuitant, no death benefit proceeds will be payable under the Contract. The Owner may name a new Annuitant within 30 days of the Annuitant's death. If a new Annuitant is not named, the
Company will designate the Owner as Annuitant. On the death of the Annuitant after the Annuity Start Date, any guaranteed payments remaining unpaid will continue to be paid to the Designated Beneficiary pursuant to the Annuity Option in force at the date of death.

CHARGES AND DEDUCTIONS

CONTINGENT DEFERRED SALES CHARGE -- The Company does not deduct sales charges from purchase payments before allocating them to Contract Value. However, except as set forth below, the Company may assess a contingent deferred sales charge
(which may also be referred to as a "withdrawal charge") on a full or partial withdrawal, including systematic withdrawals, depending on how long your purchase payments have been held under the Contract.

      The Company will waive the withdrawal charge on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount. The Free Withdrawal amount is equal in the first Contract Year, to 10% of purchase payments, excluding any Credit
Enhancements, made during the year and for any subsequent Contract Year, to 10%
of Contract Value as of the first day of that Contract Year.

      The withdrawal charge applies to the portion of any withdrawal, consisting of purchase payments, that exceeds the Free Withdrawal amount. For purposes of determining the withdrawal charge, withdrawals are considered to come first from purchase payments in the order they were received and then from earnings. The withdrawal charge does not apply to withdrawals of earnings. Free withdrawal amounts do not reduce purchase payments for the purpose of determining future withdrawal charges. Also, under the Guaranteed Minimum Withdrawal Benefit Rider, withdrawals of up to the Annual Withdrawal Amount are not subject to a withdrawal charge but reduce the Free Withdrawal amount otherwise available in that Contract Year.

      The amount of the charge will depend on how long your purchase payments have been held under the Contract. Each purchase payment you make is considered to have a certain "age," depending on the length of time since the purchase payment was effective. A purchase payment is "age one" in the year beginning on the date the purchase payment is received by the Company and increases in age each year thereafter. The withdrawal charge is calculated according to the following schedule:

                        ===============================
                        PURCHASE PAYMENT     WITHDRAWAL
                         AGE (IN YEARS)        CHARGE
                        -------------------------------
                                1                7%
                                2                7%
                                3                6%
                                4                5%
                                5                4%
                                6                3%
                                7                2%
                           8 and over            0%
                        ===============================

      In no event will the amount of any withdrawal charge, when added to such charge previously assessed against any amount withdrawn from the Contract, exceed 7% of purchase payments paid under the Contract. In addition, no withdrawal charge will be imposed upon: (1) payment of death benefit proceeds;
or (2) annuity options that provide for payments for life, or a period of at least seven years. The Company will waive the withdrawal charge in the event of a withdrawal after an Owner has become totally and permanently disabled after the Contract Date and prior to age 65. The Company will assess the withdrawal charge against the Subaccounts and the Fixed Account in the same proportion as the withdrawal proceeds are allocated.

      The Company pays sales commissions to broker-dealers and other expenses associated with the promotion and sales of the Contract. The withdrawal charge is designed to reimburse the Company for these costs, although it is expected that actual expenses will be greater than the amount of the charge. To the extent that all sales expenses are not recovered from the charge, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risk.

      Broker-dealers may receive aggregate commissions of up to 6.5% of aggregate purchase payments. The Company also may pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements will vary. In addition, registered representatives may be eligible under programs adopted by the Company to receive non-cash compensation such as expense-paid due diligence trips and educational seminars. No compensation will be offered to the extent it is prohibited by the laws of any state or self-regulatory agency, such as the National Association of
Securities Dealers ("NASD.")

MORTALITY AND EXPENSE RISK CHARGE -- The Company deducts a charge for mortality and expense risks assumed by the Company under the Contract. The Company deducts a daily minimum charge equal to 1.20%, on an annual basis, of each Subaccount's average daily net assets. If you are subject to mortality and expense risk charge above the minimum charge, the Company deducts it from your Contract Value on a monthly basis. The mortality and expense risk charge amount is determined each month by reference to the amount of your Contract Value, as set forth in the table below.

           =========================================================
                                                           ANNUAL
                                                       MORTALITY AND
                                                        EXPENSE RISK
           CONTRACT VALUE                                  CHARGE
           ---------------------------------------------------------
           Less than $25,000                               1.45%
           At least $25,000 but less than $100,000         1.30%
           $100,000 or more                                1.20%
           =========================================================

During the Annuity Period, the mortality and expense risk charge is 1.25%, in lieu of the amounts set forth above. The mortality and expense risk charge is intended to compensate the Company for certain mortality and expense risks the
Company assumes in offering and administering the Contract and operating the
Subaccounts.

      The expense risk is the risk that the Company's actual expenses in issuing and administering the Contract and operating the Subaccounts will be more than the charges assessed for such expenses. The mortality risk borne by the Company is the risk that Annuitants, as a group, will live longer than the Company's actuarial tables predict. In this event, the Company guarantees that annuity payments will not be affected by a change in mortality experience that results in the payment of greater annuity income than assumed under the Annuity Options in the Contract. The Company also assumes a mortality risk in connection with the death benefit under the Contract.

      The Company may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and administrative expenses, but the Company may realize a loss to the extent the charge is not sufficient. The Company may use any profit derived from this charge for any lawful purpose, including distribution expenses. See "Determination of Contract Value" for more information about how the Company deducts the mortality and expense risk charge.

ADMINISTRATION CHARGE -- The Company deducts a daily administration charge equal to an annual rate of 0.15% of each Subaccount's average daily net assets. The purpose of this charge is to compensate the Company for the expenses associated with administration of the Contract and operation of the Subaccounts.

ACCOUNT ADMINISTRATION CHARGE -- The Company deducts an account administration charge of $30.00 from Contract Value at each Contract Anniversary. The Company will waive the charge if your Contract Value is $50,000 or more on the date the charge is to be deducted. The Company will deduct a pro rata account administration charge (1) upon a full withdrawal; (2) upon the Annuity Start
Date; and (3) upon payment of a death benefit. This charge is not deducted during the Annuity Period. The purpose of the charge is to compensate the
Company for the expenses associated with administration of the Contract.

PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance companies. Whether or not a premium tax is imposed will depend upon, among other things, the Owner's state of residence, the Annuitant's state of residence, and the insurance tax laws and the Company's status in a particular state. The Company assesses a premium tax charge to reimburse itself for premium taxes that it incurs in connection with a
Contract. The Company deducts this charge when due, typically upon the Annuity
Start Date or payment of a purchase payment. The Company may deduct premium tax upon a full or partial withdrawal if a premium tax has been incurred and is not refundable. No premium tax is currently imposed in the State of New York. The
Company reserves the right to deduct premium taxes when due or any time thereafter. Premium tax rates currently range from 0% to 3.5%, but are subject to change by a governmental entity.

OTHER CHARGES -- The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract. No such charge is currently assessed. See "Tax Status of the Company and the Separate Account" and "Charge
for the Company's Taxes."

VARIATIONS IN CHARGES -- The Company may reduce or waive the amount of the contingent deferred sales charge and certain other charges for a Contract where the expenses associated with the sale of the Contract or the administrative and maintenance costs associated with the Contract are reduced for reasons such as the amount of the initial purchase payment or projected purchase payments or the
Contract is sold in connection with a group or sponsored arrangement.

OPTIONAL RIDER CHARGES -- In addition to the charges and deductions discussed above, you may purchase certain optional Riders under the Contract. The Company makes each Rider available only at issue, except the Guaranteed Minimum
Withdrawal Benefit Rider, which is also available for purchase on a Contract
Anniversary. You may not terminate a Rider after issue, unless otherwise stated.

      The Company deducts a monthly charge from Contract Value for any Riders elected by the Owner. The Company generally will deduct the monthly Rider charge from Contract Value beginning on the Contract Date and ending on the Annuity
Start Date. The charge for the Extra Credit Rider, however, is deducted only during the seven-year period beginning on the Contract Date. The amount of the charge is equal to a percentage, on an annual basis, of your Contract Value.
Each Rider and its charge are listed below. You may not select Riders with a total charge that exceeds 1.55% of Contract Value (1.00% of Contract value if you select a 0-Year Alternate Withdrawal Charge Rider). As an example, you may not purchase the Extra Credit Rider at 5% with a cost of 0.7% and the 0-Year
Alternate Withdrawal Charge Rider with a cost of 0.7% because the total cost of such Rider, 1.40%, would exceed the applicable maximum Rider charge of 1.00%.

================================================================================
OPTIONAL RIDER EXPENSES (as a percentage of Contract Value)
--------------------------------------------------------------------------------
                                                                       Annual
                                                          Rate(1)   Rider Charge
--------------------------------------------------------------------------------
Guaranteed Minimum Income Benefit                           3%          0.25%
                                                            5%          0.40%
--------------------------------------------------------------------------------
Annual Stepped Up Death Benefit                            --           0.25%
--------------------------------------------------------------------------------
Guaranteed Minimum Withdrawal Benefit                      --           0.55%(2)
--------------------------------------------------------------------------------
Extra Credit(3)                                             3%          0.40%
                                                            4%          0.55%
                                                            5%          0.70%
--------------------------------------------------------------------------------
Alternate Withdrawal Charge                               0-Year        0.70%
                                                          4-Year        0.55%
--------------------------------------------------------------------------------
1  Rate refers to the applicable interest rate for the Guaranteed Minimum Income
   Benefit Rider, the applicable Credit Enhancement rate for the Extra Credit
   Rider and the applicable withdrawal charge schedule for the Alternate
   Withdrawal Charge Rider.

2  The Company may increase the Rider charge for the Guaranteed Minimum
   Withdrawal Benefit Rider only if you elect a reset; the Company guarantees the Rider charge upon reset will not exceed 1.10% on an annual basis. Please see the discussion under "Guaranteed Minimum Withdrawal Benefit." The current charge for such Rider is used in calculating the maximum Rider charge of
   1.55% (1.00% if you select a 0-Year Alternate Withdrawal Charge Rider).

3  The Company will deduct the charge for this Rider during the seven-year period beginning on the Contract Date.
================================================================================

GUARANTEE OF CERTAIN CHARGES -- The Company guarantees that: (1) the charge for mortality and expense risks will not exceed an annual rate of 1.45% (1.25%
during the Annuity Period) of each Subaccount's average daily net assets; (2)
the administration charge will not exceed an annual rate of 0.15% of each
Subaccount's average daily net assets; and (3) the account administration charge will not exceed $30 per year. With regard to the annual charge for the optional
Riders, the Company guarantees that: (1) the Guaranteed Minimum Income Benefit
Rider charge will not exceed 0.40% of Contract Value; (5) the Annual Stepped Up
Death Benefit Rider charge will not exceed 0.25% of Contract Value; (6) the
Guaranteed Minimum Withdrawal Benefit Rider charge will not exceed 0.55% (1.10%
if you elect a reset) of Contract Value; (7) the Extra Credit Rider charge will not exceed 0.70% of Contract Value; and (8) the Alternate Withdrawal Charge
Rider will not exceed 0.70% of Contract Value.

UNDERLYING FUND EXPENSES -- Each Subaccount of the Separate Account purchases shares at the net asset value of the corresponding Underlying Fund. Each
Underlying Fund's net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Underlying Fund. These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding Underlying Fund. As a result, the Owner indirectly bears a pro rata portion of such fees and expenses. The advisory fees and other expenses, if any, which are more fully described in each Underlying Fund's prospectus, are not specified or fixed under the terms of the Contract.

ANNUITY PERIOD

GENERAL -- You select the Annuity Start Date at the time of application. The
Annuity Start Date must not be earlier than the 12-month anniversary of the
Contract Date and may not be deferred beyond the later of the Annuitant's 90th birthday or the tenth annual Contract Anniversary, although the terms of a
Qualified Plan and the laws of certain states may require that you start annuity payments at an earlier age. If you do not select an Annuity Start Date, the
Annuity Start Date will be the later of the Annuitant's 70th birthday or the tenth annual Contract Anniversary. If you do not select an Annuity Option, annuity payments will not begin until you make a selection, which may be after the Annuity Start Date. See "Selection of an Option." If there are Joint
Annuitants, the birth date of the older Annuitant will be used to determine the latest Annuity Start Date.

      On the Annuity Start Date, the proceeds under the Contract will be applied to provide an Annuity under one of the options described below. Each option is available in two forms--either as a variable Annuity for use with the
Subaccounts or as a fixed Annuity for use with the Fixed Account. A combination variable and fixed Annuity is also available. Variable annuity payments will fluctuate with the investment performance of the applicable Subaccounts while fixed annuity payments will not. Unless you direct otherwise, proceeds derived from Contract Value allocated to the Subaccounts will be applied to purchase a variable Annuity and proceeds derived from Contract Value allocated to the Fixed
Account will be applied to purchase a fixed Annuity. The proceeds under the
Contract will be equal to your Contract Value in the Subaccounts and the Fixed
Account as of the Annuity Start Date, reduced by any applicable premium taxes, any outstanding Contract Debt and a pro rata account administration charge, if applicable.

      The Contract provides for six Annuity Options. The Company may make other
Annuity Options available upon request. Annuity payments under Annuity Options 1 through 6 are based upon annuity rates that vary with the Annuity Option selected. In the case of Options 1 through 4 and 6, the annuity rates will vary based on the age and sex of the Annuitant, except that unisex rates are available where required by law. The annuity rates reflect your life expectancy based upon your age as of the Annuity Start Date and your gender, unless unisex rates apply. The annuity rates are based upon the 1983(a) mortality table with mortality improvement under projection scale G and are adjusted to reflect an assumed interest rate of 3.5%, compounded annually.

      Annuity Options 1 through 4 and 6 provide for payments to be made during the lifetime of the Annuitant. Annuity payments under such options cease in the event of the Annuitant's death, unless the option provides for a guaranteed minimum number of payments, for example a life income with guaranteed payments of 5, 10, 15 or 20 years. The level of annuity payments will be greater for shorter guaranteed periods and less for longer guaranteed periods. Similarly, payments will be greater for life annuities than for joint and survivor annuities, because payments for life annuities are expected to be made for a shorter period.

      You may elect to receive annuity payments on a monthly, quarterly, semiannual, or annual basis, although no payments will be made for less than
$20. If the frequency of payments selected would result in payments of less than
$20, the Company reserves the right to change the frequency. For example, if you select monthly payments and your payment amount would be $15 per month, the
Company could elect to change your payment frequency to quarterly as less frequent payments will result in a larger payment amount (assuming the same amount is applied to purchase the annuity).

      You may designate or change an Annuity Start Date, Annuity Option, or
Annuitant, provided proper written notice is received by the Company at its
Administrative Office at least 30 days prior to the Annuity Start Date set forth in the Contract. The date selected as the new Annuity Start Date must be at least 30 days after the date written notice requesting a change of Annuity Start
Date is received at the Company's Administrative Office.

      Once annuity payments have commenced under Annuity Options 1 through 4 and
6, an Annuitant or Owner cannot change the Annuity Option and cannot make partial withdrawals or surrender his or her annuity for the Withdrawal Value.
Under Annuity Option 5, an Owner may elect to withdraw the present value of annuity payments, commuted at the assumed interest rate, subject to a reduction for any applicable withdrawal charge and any uncollected premium tax. Partial withdrawals during the Annuity Period will reduce the amount of future annuity payments.

      The Contract specifies annuity tables for Annuity Options 1 through 6, described below. The tables contain the guaranteed minimum dollar amount (per
$1,000 applied) of the first annuity payment for a variable Annuity and each annuity payment for a fixed Annuity.

ANNUITY OPTIONS --

      OPTION 1 -- LIFE INCOME. Periodic annuity payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's death occurred prior to the due date of the second annuity payment, two if death occurred prior to the due date of the third annuity payment, etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS
GUARANTEED UNDER THIS OPTION. PAYMENTS WILL CEASE UPON THE DEATH OF THE
ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

      OPTION 2 -- LIFE INCOME WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS.
Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary. Upon the Annuitant's death after the period certain, no further annuity payments will be made.

      OPTION 3 -- LIFE WITH INSTALLMENT OR UNIT REFUND OPTION. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that, if at the death of the Annuitant, the number of payments that has been made is less than the number determined by dividing the amount applied under this Option by the amount of the first payment, annuity payments will be continued to the Designated Beneficiary until that number of payments has been made.

      OPTION 4 -- JOINT AND LAST SURVIVOR. Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, Annuity Payments continue to the surviving Annuitant at the same or a reduced level of 75%, 66
2/3% or 50% of Annuity Payments as elected by the Owner at the time the Annuity
Option is selected. With respect to fixed annuity payments, the amount of the annuity payment, and with respect to variable annuity payments, the number of
Annuity Units used to determine the annuity payment, is reduced as of the first annuity payment following the Annuitant's death. It is possible under this
Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM NUMBER OF
PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST
SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

      OPTION 4 -- JOINT AND LAST SURVIVOR WITH GUARANTEED PAYMENTS OF 5, 10, 15
OR 20 YEARS. You may also select Option 4 with guaranteed payments. Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, Annuity Payments continue to the surviving Annuitant at the same level with the promise that if, at the death of the both Annuitants, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary. Upon the last death of the Annuitants after the period certain, no further annuity payments will be made. If you have elected the Guaranteed Minimum Income Benefit, you may apply the Minimum Income Benefit to purchase a fixed Joint and Last Survivor Annuity with a 10-year period certain.

      OPTION 5 -- PERIOD CERTAIN. Periodic annuity payments will be made for a stated period, which may be 5, 10, 15 or 20 years, as elected by the Owner. If the Annuitant dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

      OPTION 6 -- JOINT AND CONTINGENT SURVIVOR OPTION. Periodic annuity payments will be made during the life of the primary Annuitant. Upon the death of the primary Annuitant, payments will be made to the contingent Annuitant during his or her life. If the contingent Annuitant is not living upon the death of the primary Annuitant, no payments will be made to the contingent Annuitant.
It is possible under this Option for only one annuity payment to be made if both
Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTIONS 1
AND 4, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION.
PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE
NUMBER OF PAYMENTS RECEIVED.

      VALUE OF VARIABLE ANNUITY PAYMENTS: ASSUMED INTEREST RATE. The annuity tables in the Contract which are used to calculate variable annuity payments for
Annuity Options 1 through 6 are based on an "assumed interest rate" of 3 1/2%, compounded annually. Variable annuity payments generally increase or decrease from one annuity payment date to the next based upon the performance of the applicable Subaccounts during the interim period adjusted for the assumed interest rate. If the performance of the Subaccount selected is equal to the assumed interest rate, the annuity payments will remain constant. If the performance of the Subaccounts is greater than the assumed interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity payments will decline. A higher assumed interest rate would mean a higher initial annuity payment but the amount of the annuity payment would increase more slowly in a rising market (or the amount of the annuity payment would decline more rapidly in a declining market). A lower assumption would have the opposite effect.

      The Company calculates variable annuity payments using Annuity Units. The value of an Annuity Unit for each Subaccount is determined as of each Valuation
Date and was initially $1.00. The Annuity Unit value of a Subaccount as of any subsequent Valuation Date is determined by adjusting the Annuity Unit value on the previous Valuation Date for (1) the interim performance of the corresponding
Underlying Fund; (2) any dividends or distributions paid by the corresponding
Underlying Fund; (3) the mortality and expense risk and administration charges;
(4) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount; and (5) the assumed interest rate.

      The Company determines the number of Annuity Units used to calculate each variable annuity payment as of the Annuity Start Date. As discussed above, the
Contract specifies annuity rates for Options 1 through 6, for each $1,000 applied to an Annuity Option. The proceeds under the Contract as of the Annuity
Start Date, are divided by $1,000 and the result is multiplied by the rate per
$1,000 specified in the annuity tables to determine the initial annuity payment for a variable annuity and the guaranteed monthly annuity payment for a fixed annuity.

      On the Annuity Start Date, the Company divides the initial variable annuity payment by the value as of that date of the Annuity Unit for the applicable Subaccount to determine the number of Annuity Units to be used in calculating subsequent annuity payments. If variable annuity payments are allocated to more than one Subaccount, the number of Annuity Units will be determined by dividing the portion of the initial variable annuity payment allocated to a Subaccount by the value of that Subaccount's Annuity Unit as of the Annuity Start Date. The initial variable annuity payment is allocated to the
Subaccounts in the same proportion as the Contract Value is allocated as of the
Annuity Start Date. The number of Annuity Units will remain constant for subsequent annuity payments, unless the Owner exchanges Annuity Units among
Subaccounts or makes a withdrawal under Option 5.

      Subsequent variable annuity payments are calculated by multiplying the number of Annuity Units allocated to a Subaccount by the value of the Annuity
Unit as of the date of the annuity payment. If the annuity payment is allocated to more than one Subaccount, the annuity payment is equal to the sum of the payment amount determined for each Subaccount.

SELECTION OF AN OPTION -- You should carefully review the Annuity Options with your financial or tax adviser. For Contracts used in connection with a Qualified
Plan, reference should be made to the terms of the particular plan and the requirements of the Internal Revenue Code for pertinent limitations respecting annuity payments and other matters. For instance, Qualified Plans generally require that annuity payments begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2. In addition, under a Qualified Plan, the period elected for receipt of annuity payments under
Annuity Options (other than Life Income) generally may be no longer than the joint life expectancy of the Annuitant and beneficiary in the year that the
Annuitant reaches age 70 1/2, and must be shorter than such joint life expectancy if the beneficiary is not the Annuitant's spouse and is more than ten years younger than the Annuitant. For a Non-Qualified Plan, the Company does not allow annuity payments to be deferred beyond the later of the Annuitant's 90th birthday or the tenth annual Contract Anniversary.

THE FIXED ACCOUNT

      You may allocate all or a portion of your purchase payments and transfer
Contract Value to the Fixed Account. Amounts allocated to the Fixed Account become part of the Company's General Account, which supports the Company's insurance and annuity obligations. The Company's General Account is subject to regulation and supervision by the New York Department of Insurance. In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account have not been registered as securities under the Securities Act of 1933 (the
"1933 Act") and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly,
neither the Fixed Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the
Prospectus. This Prospectus is generally intended to serve as a disclosure document only for aspects of a Contract involving the Separate Account and contains only selected information regarding the Fixed Account. For more information regarding the Fixed Account, see "The Contract."

      Amounts allocated to the Fixed Account become part of the General Account of the Company, which consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company.
Subject to applicable law, the Company has sole discretion over investment of the assets of its General Account.

INTEREST -- Contract Value allocated to the Fixed Account earns interest at a fixed rate or rates that are paid by the Company. The Contract Value in the
Fixed Account earns interest at an interest rate that is guaranteed to be at least an annual effective rate of 1.5% which will accrue daily ("Guaranteed
Rate"). Such interest will be paid regardless of the actual investment experience of the Fixed Account. In addition, the Company may in its discretion pay interest at a rate ("Current Rate") that exceeds the Guaranteed Rate. The
Company will determine the Current Rate, if any, from time to time.

      Contract Value allocated or transferred to the Fixed Account will earn interest at the Current Rate, if any, in effect on the date such portion of
Contract Value is allocated or transferred to the Fixed Account. The Current
Rate paid on any such portion of Contract Value allocated or transferred to the
Fixed Account will be guaranteed for rolling periods of one or more years (each a "Guarantee Period"). The Company currently offers only Guarantee Periods of one year. Upon expiration of any Guarantee Period, a new Guarantee Period of the
same duration begins with respect to that portion of Contract Value which will earn interest at the Current Rate, if any, declared on the first day of the new
Guarantee Period.

      Contract Value allocated or transferred to the Fixed Account at one point in time may be credited with a different Current Rate than amounts allocated or transferred to the Fixed Account at another point in time. For example, amounts allocated to the Fixed Account in June may be credited with a different current rate than amounts allocated to the Fixed Account in July. In addition, if
Guarantee Periods of different durations are offered, Contract Value allocated or transferred to the Fixed Account for a Guarantee Period of one duration may be credited with a different Current Rate than amounts allocated or transferred to the Fixed Account for a Guarantee Period of a different duration. Therefore, at any time, various portions of your Contract Value in the Fixed Account may be earning interest at different Current Rates depending upon the point in time such portions were allocated or transferred to the Fixed Account and the duration of the Guarantee Period. The Company bears the investment risk for the
Contract Value allocated to the Fixed Account and for paying interest at the
Guaranteed Rate on amounts allocated to the Fixed Account.

      For purposes of determining the interest rates to be credited on Contract
Value in the Fixed Account, transfers from the Fixed Account pursuant to the
Dollar Cost Averaging or Asset Reallocation Options will be deemed to be taken in the following order: (1) from any portion of Contract Value allocated to the
Fixed Account for which the Guarantee Period expires during the calendar month in which the withdrawal, loan, or transfer is effected; (2) then in the order beginning with that portion of such Contract Value which has the longest amount of time remaining before the end of its Guarantee Period and (3) ending with that portion which has the least amount of time remaining before the end of its
Guarantee Period. For more information about transfers and withdrawals from the
Fixed Account, see "Transfers and Withdrawals From the Fixed Account."

DEATH BENEFIT -- The death benefit under the Contract will be determined in the same fashion for a Contract that has Contract Value allocated to the Fixed
Account as for a Contract that has Contract Value allocated to the Subaccounts.
See "Death Benefit."

CONTRACT CHARGES -- Premium taxes and the account administration, optional Rider and withdrawal charges will be the same for Owners who allocate purchase payments or transfer Contract Value to the Fixed Account as for those who allocate purchase payments or transfer Contract Value to the Subaccounts.
Optional Rider charges are deducted from Current Interest with respect to
Contract Value allocated to the Fixed Account, to the extent that the resulting credit rate to the Fixed Account is no less than the Guaranteed Rate. The charges for mortality and expense risks and the administration charge will not be assessed against the Fixed Account, and any amounts that the Company pays for income taxes allocable to the Subaccounts will not be charged against the Fixed
Account. In addition, you will not pay directly or indirectly the investment advisory fees and operating expenses of the Underlying Funds to the extent
Contract Value is allocated to the Fixed Account; however, you also will not participate in the investment experience of the Subaccounts.

TRANSFERS AND WITHDRAWALS FROM THE FIXED ACCOUNT -- You may transfer amounts from the Subaccounts to the Fixed Account and from the Fixed Account to the
Subaccounts, subject to the following limitations. Transfers from the Fixed
Account are allowed only (1) during the calendar month in which the applicable
Guarantee Period expires, (2) pursuant to the Dollar Cost Averaging Option, provided that such transfers are scheduled to be made over a period of not less than six months, and (3) pursuant to the Asset Reallocation Option, provided that, upon receipt of the Asset Reallocation Request, Contract Value is allocated among the Fixed Account and the Subaccounts in the percentages selected by the Owner without violating the restrictions on transfers from the
Fixed Account set forth in (1) above. Accordingly, if you desire to implement the Asset Reallocation Option, you should do so at a time when Contract Value may be transferred from the Fixed Account to the Subaccounts without violating the restrictions on transfers from the Fixed Account. Once you implement an
Asset Reallocation Option, the restrictions on transfers will not apply to transfers made pursuant to the Option.

      The minimum amount that you may transfer from the Fixed Account to the
Subaccounts is the lesser of (i) $500 or (ii) the amount of Contract Value for which the Guarantee Period expires in the calendar month that the transfer is effected. Transfers of Contract Value pursuant to the Dollar Cost Averaging and
Asset Reallocation Options are not currently subject to any minimums. The
Company reserves the right to limit the number of transfers permitted each
Contract Year to six transfers, to suspend transfers and to limit the amount that may be subject to transfers. See "Transfers of Contract Value."

      If purchase payments are allocated (except purchase payments made pursuant to an Automatic Investment Program), or Contract Value is transferred, to the
Fixed Account, any transfers from the Fixed Account in connection with the
Dollar Cost Averaging or Asset Reallocation Options will automatically terminate as of the date of such purchase payment or transfer. You may reestablish Dollar
Cost Averaging or Asset Reallocation by submitting a written request to the
Company. However, if for any reason a Dollar Cost Averaging Option is canceled, you may only reestablish the option after the expiration of the next monthly or quarterly anniversary that corresponds to the period selected in establishing the option.

      You may also make full or partial withdrawals to the same extent as if you had allocated Contract Value to the Subaccounts. However, no partial withdrawal request will be processed which would result in the withdrawal of Contract Value from the Loan Account. See "Full and Partial Withdrawals" and "Systematic
Withdrawals." In addition, to the same extent as Owners with Contract Value in the Subaccounts, the Owner of a Contract used in connection with a Qualified
Plan may obtain a loan if so permitted under the terms of the Qualified Plan.
See "Loans."

PAYMENTS FROM THE FIXED ACCOUNT -- Full and partial withdrawals, loans, and transfers from the Fixed Account may be delayed for up to six months after a written request in proper form is received by the Company at its Administrative
Office. During the period of deferral, interest at the applicable interest rate or rates will continue to be credited to the amounts allocated to the Fixed
Account.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Owner is the person named as such in the application or in any later change shown in the Company's records. While living, the Owner alone has the right to receive all benefits and exercise all rights that the Contract grants or the Company allows. The Owner may be an entity that is not a living person such as a trust or corporation referred to herein as "Non-natural
Persons." See "Federal Tax Matters."

  JOINT OWNERS. The Joint Owners will be joint tenants with rights of survivorship and upon the death of an Owner, the surviving Owner shall be the sole Owner. Any Contract transaction requires the signature of all persons named jointly.

DESIGNATION AND CHANGE OF BENEFICIARY -- The Designated Beneficiary is the
person having the right to the death benefit, if any, payable upon the death of the Owner or Joint Owner prior to the Annuity Start Date. The Designated
Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner or the Joint Owner: the Owner; the
Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant;
or if none of the above are alive, the Owner's estate. The Primary Beneficiary is the individual named as such in the application or any later change shown in the Company's records. The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of both the Owner and any Joint Owner prior to the Annuity Start Date. Because the death benefit of the Contract goes to the first person on the above list who is alive on the date of death of any Owner, careful consideration should be given to the manner in which the Contract is registered, as well as the designation of the Primary
Beneficiary. The Owner may change the Primary Beneficiary at any time while the
Contract is in force by written request on forms provided by the Company and received by the Company at its Administrative Office. The change will not be binding on the Company until it is received and recorded at its Administrative
Office. The change will be effective as of the date this form is signed subject to any payments made or other actions taken by the Company before the change is received and recorded. A Secondary Beneficiary may be designated. The Owner may designate a permanent Beneficiary whose rights under the Contract cannot be changed without his or her consent.

      Reference should be made to the terms of a particular Qualified Plan and any applicable law for any restrictions or limitations on the designation of a
Beneficiary. Some qualified plans do not allow the designation of any primary beneficiary other than a spouse unless the spouse consents to such designation and the consent is witnessed by a plan representative or a notary public.

DIVIDENDS -- The Contract does not share in the surplus earnings of the Company, and no dividends will be paid.

PAYMENTS FROM THE SEPARATE ACCOUNT -- The Company will pay any full or partial withdrawal benefit or death benefit proceeds from Contract Value allocated to the Subaccounts, and will effect a transfer between Subaccounts or from a
Subaccount to the Fixed Account on the Valuation Date a proper request is received at the Company's Administrative Office. However, the Company can
postpone the calculation or payment of such a payment or transfer of amounts from the Subaccounts to the extent permitted under applicable law, which is currently permissible only for any period:

-     During which the New York Stock Exchange is closed other than customary weekend and holiday closings,

-     During which trading on the New York Stock Exchange is restricted as determined by the SEC,

-     During which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Separate Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account, or

-     For such other periods as the SEC may by order permit for the protection of investors.

PROOF OF AGE AND SURVIVAL -- The Company may require proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS -- If you misstate the age or sex of an Annuitant or age of an
Owner, the correct amount paid or payable by the Company under the Contract shall be such as the Contract Value would have provided for the correct age or sex (unless unisex rates apply).

LOANS -- If you own a Contract issued in connection with a retirement plan that is qualified under Section 403(b) of the Internal Revenue Code, you may borrow money under your Contract. You may obtain a loan by submitting a proper written request to the Company. A loan must be taken and repaid prior to the Annuity
Start Date. The minimum loan that may be taken is $1,000. The maximum amount of all loans on all contracts combined is generally equal to the lesser of: (1)
$50,000 reduced by the excess of: (a) the highest outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over (b) the outstanding loan balance on the date the loan is made; or
(2) 50% of the Contract Values or $10,000, whichever is greater ($10,000 limit is not available for contracts issued under a 403(b) Plan subject to the
Employee Retirement Income Security Act of 1974 ("ERISA")). For loans issued under plans that are subject to ERISA, the maximum amount of all loans is the lesser of: (1) $50,000 reduced by the excess of: (a) the highest outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over (b) the outstanding loan balance on the date the loan is made; or (2) 50% of your Contract Value. In any case, the maximum loan balance outstanding at any time may not exceed 80% of Contract Value, and the
Company reserves the right to limit to one the number of loans outstanding at any time. The Internal Revenue Code requires aggregation of all loans made to an individual employee under a single employer plan. However, since the Company has no information concerning outstanding loans with other providers, we will only use information available under annuity contracts issued by us, and you will be responsible for determining your loan limits considering loans from other providers. Reference should be made to the terms of your particular Qualified
Plan for any additional loan restrictions.

      When an eligible Owner takes a loan, Contract Value in an amount equal to the loan amount is transferred from the Subaccounts and/or the Fixed Account into an account called the "Loan Account," which is an account within the Fixed
Account. Amounts allocated to the Loan Account earn an annual effective rate of
3%.

      Interest will be charged for the loan and will accrue on the loan balance from the effective date of any loan. The Company will charge interest on the loan at an annual effective rate of 7.4%. Because the Contract Value maintained in the Loan Account is always equal in amount to the outstanding loan balance and earns an annual effective rate of 3%, the net cost of a loan is 4.4%.

      Loans must be repaid within five years, unless the loan is used to acquire your principal residence, in which case the loan must be repaid within 30 years.
You must make loan repayments on at least a quarterly basis, and you may prepay your loan at any time. You must label each loan payment as such. If not labeled as a loan payment, amounts received by the Company will be treated as purchase payments. Upon receipt of a loan payment, the Company will transfer Contract
Value from the Loan Account to the Fixed Account and/or the Subaccounts
according to your current instructions with respect to purchase payments in an amount equal to the amount by which the payment reduces the amount of the loan outstanding.

      If you do not make any required loan payment by the end of the calendar quarter following the calendar quarter in which the missed payment was due, the
TOTAL OUTSTANDING LOAN BALANCE will be deemed to be in default. The total outstanding loan balance, which includes accrued interest, will be reported to the Internal Revenue Service ("IRS") on form 1099-R for the year in which the default occurred. This deemed distribution may be subject to a 10% penalty tax, which is imposed upon distributions prior to the Owner attaining age 59 1/2.
Once a loan has defaulted, regularly scheduled loan payments will not be accepted by the Company. No new loans will be allowed while a loan is in default. Interest will continue to accrue on a loan in default. Contract Value equal to the amount of the accrued interest may be transferred to the Loan
Account. If a loan continues to be in default, the total outstanding balance may be deducted from Contract Value or after the Contractowner attains age 59 1/2.
The Contract will terminate automatically if the outstanding loan balance of a loan in default equals or exceeds the Withdrawal Value. Contract Value will be used to repay the loan and any applicable withdrawal charges. Because of the adverse tax consequences associated with defaulting on a loan, you should carefully consider your ability to repay the loan and should consult with a tax adviser before requesting a loan.

      While the amount to secure the loan is held in the Loan Account, you forego the investment experience of the Subaccounts and the Current Rate of interest on the Fixed Account. Outstanding Contract Debt will reduce the amount of proceeds paid upon full withdrawal, upon payment of the death benefit, and upon annuitization. In addition, no partial withdrawal will be processed which would result in the withdrawal of Contract Value from the Loan Account. If a
Guaranteed Minimum Income Benefit Rider is in effect, amounts allocated to the
Loan Account will earn the minimum rate of interest guaranteed under the Fixed
Account for the purpose of calculating the benefit under any such Rider. Until the loan is repaid, the Company reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer permitted in the
Internal Revenue Code.

      In the event that you elect to exchange your Contract for a contract of another company, you will need to either pay off your loan prior to the exchange or incur tax consequences in that you will be deemed to have received a taxable distribution in the amount of the outstanding loan balance.

      You should consult with your tax adviser on the effect of a loan.

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally, a Qualified Plan
may not provide for the distribution or withdrawal of amounts accumulated under the Plan until after a fixed number of years, the attainment of a stated age or upon the occurrence of a specific event such as hardship, disability, retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection with a Qualified Plan, you may not be entitled to make a full or partial withdrawal, as described in this Prospectus, unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular Qualified Plan, the Internal Revenue Code and other applicable law for any limitation or restriction on distributions and withdrawals, including the 10% penalty tax that may be imposed in the event of a distribution from a Qualified Plan before the participant reaches age 59 1/2.
See the discussion under "Tax Penalties."

      Section 403(b) imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of Section 403(b). The restrictions apply to tax years beginning on or after January 1, 1989. Section
403(b) requires that distributions from Section 403(b) tax-sheltered annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age
59 1/2, (ii) has a severance from employment, (iii) dies, (iv) becomes disabled, or (v) incurs a hardship. Furthermore, distributions of gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship. Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a residence, paying certain tuition expenses, or paying amounts needed to avoid eviction or foreclosure that may only be met by the distribution. You should also be aware that Internal Revenue Service regulations do not allow you to make any contributions to your 403(b) annuity contract for a period of six months after a hardship withdrawal.

      If you own a Contract purchased as a tax-sheltered Section 403(b) annuity contract, you will not, therefore, be entitled to make a full or partial withdrawal, as described in this Prospectus, in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains credited to such Contract after December 31, 1988 unless one of the above-described conditions has been satisfied. In the case of transfers of amounts accumulated in a different Section 403(b) contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount transferred to the Contract designated as attributable to the Owner's December 31, 1988 account balance under the old contract, provided the amounts transferred between contracts qualified as a tax-free exchange under the Internal Revenue Code. An Owner of a Contract may be able to transfer the Contract's Withdrawal Value to certain other investment alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

      The distribution or withdrawal of amounts under a Contract purchased in connection with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant and in some instances may also result in a penalty tax.
Therefore, you should carefully consider the tax consequences of a distribution or withdrawal under a Contract and you should consult a competent tax adviser.
See "Federal Tax Matters."

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement plan, if any, for which the
Contract is purchased, the tax and employment status of the individuals involved and a number of other factors. The discussion contained herein and in the
Statement of Additional Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon the Company's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service
("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state or other laws. Because of the inherent complexity of the tax laws and the fact that tax results will vary according to the particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a
Contract, the selection of an Annuity Option under a Contract, the receipt of annuity payments under a Contract or any other transaction involving a Contract.
THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX
CONSEQUENCES ARISING FROM, ANY CONTRACT OR ANY TRANSACTION INVOLVING THE
CONTRACT.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT --

      GENERAL. The Company intends to be taxed as a life insurance company under
Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of the Company, the Company will be responsible for any federal income taxes that become payable with respect to the income of the Separate
Account and its Subaccounts.

      CHARGE FOR THE COMPANY'S TAXES. A charge may be made for any federal taxes incurred by the Company that are attributable to the Separate Account, the
Subaccounts or to the operations of the Company with respect to the Contract or attributable to payments, premiums, or acquisition costs under the Contract. The
Company will review the question of a charge to the Separate Account, the
Subaccounts or the Contract for the Company's federal taxes periodically.
Charges may become necessary if, among other reasons, the tax treatment of the
Company or of income and expenses under the Contract is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in the Company's tax status.

      Under current laws, the Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, the Company reserves the right to charge the Separate Account or the
Subaccounts for such taxes, if any, attributable to the Separate Account or
Subaccounts.

      DIVERSIFICATION STANDARDS. Each Underlying Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. Pursuant to these regulations, on the last day of each calendar quarter (or on any day within 30 days thereafter), no more than 55% of the total assets of an Underlying Fund may be represented by any one investment, no more than 70% may be represented by any two investments, no more than 80% may be represented by any three investments, and no more than 90% may be represented by any four investments. For purposes of Section 817(h), securities of a single issuer generally are treated as one investment but obligations of the U.S.
Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers. The Separate Account, through the
Underlying Funds, intends to comply with the diversification requirements of
Section 817(h).

      In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contractowner's gross income. The IRS has stated in published rulings that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury
Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

      The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating purchase payments and Contract Values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract, as it deems appropriate, to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account. Moreover, in the event that regulations or rulings are adopted, there can be no assurance that the Underlying Funds will be able to operate as currently described in the
Prospectus, or that the Underlying Funds will not have to change their investment objective or investment policies.

INCOME TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS -- Section 72 of
the Code governs the taxation of annuities. In general, a contract owner is not taxed on increases in value under an annuity contract until some form of distribution is made under the contract. However, the increase in value may be subject to tax currently under certain circumstances. See "Contracts Owned by
Non-Natural Persons" and "Diversification Standards." Withholding of federal income taxes on all distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies the
Company of that election.

      SURRENDERS OR WITHDRAWALS PRIOR TO THE ANNUITY START DATE. Code Section 72
provides that amounts received upon a total or partial withdrawal (including systematic withdrawals) from a Contract prior to the Annuity Start Date generally will be treated as gross income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the contract." The "investment in the contract" is that portion, if any, of purchase payments paid under a Contract less any distributions received previously under the Contract that are excluded from the recipient's gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a contract is treated as a payment received on account of a partial withdrawal of a Contract.

      SURRENDERS OR WITHDRAWALS ON OR AFTER THE ANNUITY START DATE. Upon a
complete surrender, the receipt is taxable to the extent that the cash value of the Contract exceeds the investment in the Contract. The taxable portion of such payments will be taxed at ordinary income tax rates.

      For fixed annuity payments, the taxable portion of each payment generally is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed at ordinary income rates. For variable annuity payments, the taxable portion of each payment is determined by using a formula known as the "excludable amount," which establishes the non-taxable portion of each payment. The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the investment in the Contract by the number of payments to be made. The remainder of each variable annuity payment is taxable. Once the excludable portion of annuity payments to date equals the investment in the Contract, the balance of the annuity payments will be fully taxable.

      PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS. With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a penalty tax is imposed equal to 10% of the portion of such amount which is includable in gross income. However, the penalty tax is not applicable to withdrawals: (i)
made on or after the death of the owner (or where the owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section
72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans; (v)
under a so-called qualified funding asset (as defined in Code Section 130(d));
(vi) under an immediate annuity contract; or (vii) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

      If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount
(determined by the regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or
(b) before the taxpayer reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS --

      DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract must provide the following two distribution rules: (a) if any owner dies on or after the Annuity Start Date, and before the entire interest in the Contract has been distributed, the remainder of the owner's interest will be distributed at least as quickly as the method in effect on the owner's death; and (b) if any owner dies before the Annuity Start Date, the entire interest in the Contract must generally be distributed within five years after the date of death, or, if payable to a designated beneficiary, must be annuitized over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, commencing within one year after the date of death of the owner. If the sole designated beneficiary is the spouse of the deceased owner, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as owner.

      Generally, for purposes of determining when distributions must begin under the foregoing rules, where an owner is not an individual, the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner. Finally, in the case of joint owners, the distribution-at-death rules will be applied by treating the death of the first owner as the one to be taken into account in determining generally when distributions must commence, unless the sole Designated Beneficiary is the deceased owner's spouse.

      GIFT OF ANNUITY CONTRACTS. Generally, gifts of non-tax qualified Contracts prior to the Annuity Start Date will trigger tax on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce.

      CONTRACTS OWNED BY NON-NATURAL PERSONS. If the Contract is held by a non-natural person (for example, a corporation) the income on that Contract
(generally the increase in net surrender value less the purchase payments) is includable in taxable income each year. The rule does not apply where the
Contract is acquired by the estate of a decedent, where the Contract is held by certain types of retirement plans, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity. An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

      MULTIPLE CONTRACT RULE. For purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all Non-Qualified annuity contracts issued by the same insurer to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract's Annuity Start Date, such as a partial surrender, dividend, or loan, will be taxable (and possibly subject to the 10%
penalty tax) to the extent of the combined income in all such contracts.

      In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts that are paid as annuities (on and after the Annuity Start Date)
under annuity contracts issued by the same company to the same owner during any calendar year. In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income because of the "exclusion ratio" under the contract.

      POSSIBLE TAX CHANGES. In recent years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions). Moreover, although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

      TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Start Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment, selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

QUALIFIED PLANS -- The Contract may be used with Qualified Plans that meet the requirements of Section 403(b), 408 or 408A of the Code. If you are purchasing the Contract as an investment vehicle for one of these Qualified Plans, you should consider that the Contract does not provide any additional tax advantage to that already available through the Qualified Plan. However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life. You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

      The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself.
No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contract to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the
Contract. Owners, Annuitants, and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, the Company may accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the plan or the Employee Retirement
Income Security Act of 1974 (ERISA). Consequently, an Owner's Beneficiary
designation or elected payment option may not be enforceable.

      The amounts that may be contributed to Qualified Plans are subject to limitations that vary depending on the type of Plan. In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or, for certain plans, could cause the Plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes.
As a result, the minimum distribution rules may limit the availability of certain Annuity Options to certain Annuitants and their beneficiaries. These requirements may not be incorporated into the Company's Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

      The following are brief descriptions of the various types of Qualified
Plans and the use of the Contract therewith:

      SECTION 403(b). Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. The Contract may be purchased in connection with a Section 403(b) annuity program.

      Section 403(b) annuities must generally be provided under a plan which meets certain minimum participation, coverage, and nondiscrimination requirements. Each employee's interest in a retirement plan qualified under Code
Section 403(b) must generally be distributed or begin to be distributed not later than April 1 of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or retires ("required beginning date").
Periodic distributions must not extend beyond the life of the employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

      If an employee dies before reaching his or her required beginning date, the employee's entire interest in the plan must generally be distributed beginning before the close of the calendar year following the year of the employee's death to a designated beneficiary over the life of the beneficiary
(or over a period not extending beyond the life expectancy of the beneficiary).
If the designated beneficiary is the employee's surviving spouse, distributions may be delayed until the employee would have reached age 70 1/2. If there is no designated beneficiary or if distributions are not timely commenced, the entire interest must be distributed by the end of the fifth calendar year following the year of death.

      If an employee dies after reaching his or her required beginning date, the employee's interest in the plan must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the employee's death.

      A Section 403(b) annuity contract may be purchased with employer contributions, employee contributions or a combination of both. An employee's rights under a Section 403(b) contract must be nonforfeitable. The contribution limit is similar to the limits on contributions to qualified retirement plans and depends upon, among other things, whether the annuity contract is purchased with employer or employee contributions.

      Amounts used to purchase Section 403(b) annuities generally are excludable from the taxable income of the employee. As a result, all distributions from such annuities are normally taxable in full as ordinary income to the employee.

      A Section 403(b) annuity contract must prohibit the distribution of employee contributions (including earnings thereon) until the employee: (i)
attains age 59 1/2, (ii) has a severance from employment; (iii) dies; (iv)
becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

      Distributions from a Section 403(b) annuity contract may be eligible for a tax-free rollover to another eligible retirement plan, including an individual retirement account or annuity (IRA). See "Rollovers."

      SECTIONS 408 AND 408A. INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the
Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("traditional IRAs").
The Contract may be purchased as an IRA. The IRAs described in this paragraph are called "traditional IRAs" to distinguish them from "Roth IRAs," which are described below.

      IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions must commence.
Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. IRAs may not be transferred, sold, assigned, discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not exceed (except in the case of a rollover contribution) the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:

                      ===================================
                           TAX YEAR                AMOUNT
                      -----------------------------------
                             2004                  $3,000
                           2005-2007               $4,000
                      2008 and thereafter          $5,000
                      ===================================

Any refund of premium must be applied to the payment of future premiums or the purchase of additional benefits. If an individual is age 50 or over, the individual may make an additional catch-up contribution to a traditional IRA of
$500 during the tax years of 2004-2005, or $1,000 for the 2006 tax year or any tax year thereafter. However, if the individual is covered by an employer-sponsored retirement plan, the amount of IRA contributions the individual may deduct in a year may be reduced or eliminated based on the individual's adjusted gross income for the year ($65,000 for a married couple filing a joint return and $45,000 for a single taxpayer in 2004). If the individual's spouse is covered by an employer-sponsored retirement plan but the individual is not, the individual may be able to deduct those contributions to a traditional IRA; however, the deduction will be reduced or eliminated if the adjusted gross income on a joint return is between $150,000 and $160,000.
Nondeductible contributions to traditional IRAs must be reported to the IRS in the year made on Form 8606.

      Sale of the Contract for use with IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contract
for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances. See the IRA
Disclosure Statement that accompanies this Prospectus.

      In general, traditional IRAs are subject to minimum distribution requirements similar to those applicable to retirement plans qualified under
Section 403(b) of the Code; however, the required beginning date for traditional
IRAs is generally the date that the contract owner reaches age 70 1/2--the contract owner's retirement date, if any, will not affect his or her required beginning date. See "Section 403(b)." Distributions from IRAs are generally taxed under Code Section 72. Under these rules, a portion of each distribution may be excludable from income. The amount excludable from the individual's income is the amount of the distribution that bears the same ratio as the individual's nondeductible contributions bears to the expected return under the
IRA.

      Distributions of deductible, pre-tax contributions and earnings from a traditional IRA may be eligible for a tax-free rollover to an eligible retirement plan, including another traditional IRA. In certain cases, a distribution of non-deductible contributions or other after-tax amounts from a traditional IRA may be eligible to be rolled over to another traditional IRA.
See "Rollovers."

      ROTH IRAS. Section 408A of the Code permits eligible individuals to establish a Roth IRA. The Contract may be purchased as a Roth IRA. Regular contributions may be made to a Roth IRA up to the same contribution limits that apply to traditional IRA contributions. The regular contribution limits are phased out for taxpayers with $95,000 to $110,000 in adjusted gross income
($150,000 to $160,000 for married filing joint returns). Also the taxable balance in a traditional IRA may be rolled over or converted into a Roth IRA for taxpayers with adjusted gross income of up to $100,000.

      Regular contributions to a Roth IRA are not deductible, and rollovers and conversions from a traditional IRA are taxable when completed, but withdrawals that meet certain requirements are not subject to federal income tax on either the original contributions or any earnings. Sale of the Contract for use with
Roth IRAs may be subject to special requirements imposed by the Internal Revenue
Service. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain requirements. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the contract owner's lifetime.
Generally, however, the amount remaining in a Roth IRA after the contract owner's death must begin to be distributed by the end of the first calendar year after death, and made over a beneficiary's life expectancy. If there is no beneficiary, or if the beneficiary elects to delay distributions, the amount must be distributed by the end of the fifth full calendar year after death of the contract owner.

      ROLLOVERS. A "rollover" is the tax-free transfer of a distribution from one "eligible retirement plan" to another. Distributions which are rolled over are not included in the employee's gross income until some future time.

      If any portion of the balance to the credit of an employee in a Section
403(b) plan is paid to the employee in an "eligible rollover distribution" and the employee transfers any portion of the amount received to an "eligible retirement plan," then the amount so transferred is not includable in income.
Also, pre-tax distributions from an IRA may be rolled over to another eligible retirement plan. An "eligible rollover distribution" generally means any distribution that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years. In addition, a required minimum distribution, death distributions (except to a surviving spouse) and certain corrective distributions, will not qualify as an eligible rollover distribution. A rollover must be made directly between plans or indirectly within 60 days after receipt of the distribution.

      An "eligible retirement plan" will be another Section 403(b) plan, a traditional individual retirement account or annuity described in Code Section
408.

      A Section 403(b) plan must generally provide a participant receiving an eligible rollover distribution, the option to have the distribution transferred directly to another eligible retirement plan.

      TAX PENALTIES. PREMATURE DISTRIBUTION TAX. Distributions from a Qualified
Plan before the participant reaches age 59 1/2 are generally subject to an additional tax equal to 10% of the taxable portion of the distribution. The 10%
penalty tax does not apply to distributions: (i) made on or after the death of the employee; (ii) attributable to the employee's disability; (iii) which are part of a series of substantially equal periodic payments made (at least annually) for the life (or life expectancy) of the employee or the joint lives
(or joint life expectancies) of the employee and a designated beneficiary and
(except for IRAs) which begin after the employee terminates employment; (iv)
made to an employee after termination of employment after reaching age 55; (v)
made to pay for certain medical expenses; (vi) that are exempt withdrawals of an excess contribution; (vii) that are rolled over or transferred in accordance with Code requirements; or (viii) that are transferred pursuant to a decree of divorce or separate maintenance or written instrument incident to such a decree.

      The exception to the 10% penalty tax described in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without application of the 10% penalty tax to pay health insurance premiums in certain cases. There are two additional exceptions to the 10%
penalty tax on withdrawals from IRAs before age 59 1/2: withdrawals made to pay
"qualified" higher education expenses and withdrawals made to pay certain
"eligible first-time home buyer expenses."

      MINIMUM DISTRIBUTION TAX. If the amount distributed from a Qualified Plan is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

      WITHHOLDING. Periodic distributions (e.g., annuities and installment payments) from a Qualified Plan that will last for a period of ten or more years are generally subject to voluntary income tax withholding. The amount withheld on such periodic distributions is determined at the rate applicable to wages.
The recipient of a periodic distribution may generally elect not to have withholding apply.

      Nonperiodic distributions (e.g., lump sums and annuities or installment payments of less than ten years) from a Qualified Plan (other than IRAs) are generally subject to mandatory 20% income tax withholding. However, no withholding is imposed if the distribution is transferred directly to another eligible retirement plan. Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

      The above description of the federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice.
The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

OTHER INFORMATION

VOTING OF UNDERLYING FUND SHARES -- The Company is the legal owner of the shares of the Underlying Funds held by the Subaccounts. The Company will exercise voting rights attributable to the shares of each Underlying Fund held in the
Subaccounts at any regular and special meetings of the shareholders of the
Underlying Funds on matters requiring shareholder voting under the 1940 Act. In accordance with its view of presently applicable law, the Company will exercise its voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Funds in its own right, it may elect to do so.

      The person having the voting interest under a Contract is the Owner.
Unless otherwise required by applicable law, the number of shares of a particular Underlying Fund as to which voting instructions may be given to the
Company is determined by dividing your Contract Value in the corresponding
Subaccount on a particular date by the net asset value per share of the
Underlying Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the same date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the Underlying Fund. If required by the SEC, the Company reserves the right to determine in a different fashion the voting rights attributable to the shares of the Underlying Funds. Voting instructions may be cast in person or by proxy.

      Voting rights attributable to your Contract Value in a Subaccount for which no timely voting instructions are received will be voted by the Company in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount. The Company will also exercise the voting rights from assets in each Subaccount that are not otherwise attributable to Owners, if any, in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount.

SUBSTITUTION OF INVESTMENTS -- The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the
Separate Account or any Subaccount or that the Separate Account or any
Subaccount may purchase. If shares of any or all of the Underlying Funds should no longer be available for investment, or if the Company management believes further investment in shares of any or all of the Underlying Funds should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another Underlying Fund or of a different fund for shares already purchased, or to be purchased in the future under the Contract. The
Company may also purchase, through the Subaccount, other securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.

      In connection with a substitution of any shares attributable to an Owner's interest in a Subaccount or the Separate Account, the Company will, to the extent required under applicable law, provide notice, seek Owner approval, seek prior approval of the SEC, and comply with the filing or other procedures established by applicable state insurance regulators.

      The Company also reserves the right to establish additional Subaccounts of the Separate Account that would invest in a new Underlying Fund or in shares of another investment company, a series thereof, or other suitable investment vehicle. The Company may establish new Subaccounts in its sole discretion, and will determine whether to make any new Subaccount available to existing Owners.
The Company may also eliminate or combine one or more Subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

      Subject to compliance with applicable law, the Company may transfer assets to the General Account. The Company also reserves the right, subject to any required regulatory approvals, to transfer assets of any Subaccount to another separate account or Subaccount.

      In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other contracts as may be necessary or appropriate to reflect such substitution or change. If the
Company believes it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be operated as a management investment company under the 1940 Act or any other form permitted by law. The
Separate Account may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of the Company or an affiliate thereof. Subject to compliance with applicable law, the Company also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS -- The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered and to make any change to the provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

REPORTS TO OWNERS -- The Company will send you annually a statement setting forth a summary of the transactions that occurred during the year, and indicating the Contract Value as of the end of each year. In addition, the statement will indicate the allocation of Contract Value among the Fixed Account and the Subaccounts and any other information required by law. The Company will also send confirmations upon purchase payments, transfers, loans, loan repayments, and full and partial withdrawals. The Company may confirm certain transactions on a quarterly basis. These transactions include purchases under an
Automatic Investment Program, transfers under the Dollar Cost Averaging and
Asset Reallocation Options, systematic withdrawals and annuity payments.

      You will also receive an annual and semiannual report containing financial statements for those Underlying Funds corresponding to the Subaccounts to which you have allocated your Contract Value. Such reports include a list of the portfolio securities of the Underlying Fund, as required by the 1940 Act, and/or such other reports as may be required by federal securities laws.

ELECTRONIC TRANSFER PRIVILEGES -- You may request a transfer of Contract Value and may make changes to an existing Dollar Cost Averaging or Asset Reallocation option by telephone if the proper form has been completed, signed, and filed at the Company's Administrative Office. The Company has established procedures to confirm that instructions communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures. The Company's procedures require that any person requesting a transfer by telephone provide the account number and the Owner's tax identification number and such instructions must be received on a recorded line. The Company reserves the right to deny any telephone transfer request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you may not be able to request transfers by telephone and would have to submit written requests.

      By authorizing telephone transfers, you authorize the Company to accept and act upon telephonic instructions for transfers involving your Contract. You agree that neither the Company, any of its affiliates, nor any Underlying Fund, will be liable for any loss, damages, cost, or expense (including attorneys'
fees) arising out of any telephone requests; provided that the Company effects such request in accordance with its procedures. As a result of this policy on telephone requests, you bear the risk of loss arising from the telephone transfer privilege. The Company may discontinue, modify, or suspend the telephone transfer privilege at any time.

LEGAL PROCEEDINGS -- There are no legal proceedings pending to which the
Separate Account is a party, or which would materially affect the Separate
Account.

LEGAL MATTERS -- Amy J. Lee, Esq., Associate General Counsel of the Company, has
passed upon legal matters in connection with the issue and sale of the Contract described in this Prospectus.

PERFORMANCE INFORMATION

      Performance information for the Subaccounts, including the yield and effective yield of the Money Market Subaccount, the yield of the remaining
Subaccounts, and the total return of all Subaccounts may appear in advertisements, reports, and promotional literature to current or prospective
Owners.

      Current yield for the Money Market Subaccount will be based on income received by a hypothetical investment over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks, stated in terms of an annual percentage return on the investment). "Effective yield" for the Money Market Subaccount is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings.

      For the remaining Subaccounts, quotations of yield will be based on all investment income per Accumulation Unit earned during a given 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an Accumulation Unit on the last day of the period. Quotations of average annual total return for any
Subaccount will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Subaccount), and will reflect the deduction of the account administration charge, administration charge, mortality and expense risk charge and contingent deferred sales charge and may simultaneously be shown for other periods.

      Quotations of yield and effective yield do not reflect deduction of the contingent deferred sales charge, and total return figures may be quoted that do not reflect deduction of the charge. If reflected, the performance figures quoted would be lower. Such performance information will be accompanied by total return figures that reflect deduction of the contingent deferred sales charge that would be imposed if Contract Value were withdrawn at the end of the period for which total return is quoted.

      Although the Contract was not available for purchase until _______ 2004, certain of the Underlying Funds were in existence prior to that date.
Performance information for the Subaccounts may also include quotations of total return for periods beginning prior to the availability of the Contract that incorporates the performance of the Underlying Funds.

      Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a
Subaccount during a particular time period on which the calculations are based.
Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield of the
Money Market Subaccount, see the Statement of Additional Information.

ADDITIONAL INFORMATION

REGISTRATION STATEMENT -- A Registration Statement under the 1933 Act has been filed with the SEC relating to the offering described in this Prospectus. This
Prospectus does not include all the information included in the Registration
Statement, certain portions of which, including the Statement of Additional
Information, have been omitted pursuant to the rules and regulations of the SEC.
The omitted information may be obtained at the SEC's principal office in
Washington, DC, upon payment of the SEC's prescribed fees and may also be obtained from the SEC's web site (http://www.sec.gov).

FINANCIAL STATEMENTS -- The financial statements of the Company at December 31,
2003 and 2002, and for each of the three years in the period ended December 31,
2003, are included in the Statement of Additional Information. There are no
financial statements included for the Separate Account as it did not begin operations until _____________.

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

      The Statement of Additional Information contains more specific information and financial statements relating to the Company and its Subsidiaries. The table of contents of the Statement of Additional Information is set forth below:

GENERAL INFORMATION AND HISTORY
   Safekeeping of Assets

DISTRIBUTION OF THE CONTRACT

METHOD OF DEDUCTING THE EXCESS CHARGE

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS
   Section 403(b)
   Sections 408 and 408A

PERFORMANCE INFORMATION

EXPERTS

FINANCIAL STATEMENTS

OBJECTIVES FOR UNDERLYING FUNDS

--------------------------------------------------------------------------------
There is no guarantee that any Underlying Fund will meet its investment objective.
--------------------------------------------------------------------------------

MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND
RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION MAY
BE FOUND IN THE RESPECTIVE PROSPECTUSES. PROSPECTUSES FOR THE UNDERLYING FUNDS
SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AIM VARIABLE INSURANCE FUNDS -- The AIM Variable Insurance Funds is an open-end investment company. Shares of the Fund's portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products. A I M Advisors, Inc., 11 Greenway Plaza, Suite 100, Houston,
Texas 77046-1173, serves as investment adviser and manager of the portfolio of the Fund.

      AIM V.I. BASIC VALUE FUND (SERIES II). AIM V.I. Basic Value Fund (the
"Fund") is a portfolio of the AIM Variable Insurance Funds.

      INVESTMENT OBJECTIVE: To seek long-term growth of capital. The Fund seeks to meet this objective by investing, normally, at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million and that the Fund's portfolio managers believe to be undervalued in relation to long-term earning power or other factors. The Fund may also invest up to 35% of its total assets in equity securities of U.S.
issuers that have market capitalizations of less than $500 million and in investment-grade non-convertible debt securities, U.S. government securities and high quality money market instruments, all of which are issued by U.S. issuers.
The Fund may also invest up to 25% of its total assets in foreign issuers.

      AIM V.I. HEALTH SCIENCES FUND (SERIES I). AIM V.I. Health Sciences Fund
(the "Fund") is a series of the AIM Variable Insurance Funds.

      INVESTMENT OBJECTIVE: To seek capital growth. The Fund is actively managed and invests primarily in equity securities that AIM believes will rise in price faster than other securities, as well as in options and other investments whose values are based upon the values of equity securities. The Fund normally invests at least 80% of its net assets in equity securities and equity-related instruments of companies that develop, produce, or distribute products or services related to health care. These companies include, but are not limited to, medical equipment or supplies, pharmaceuticals, biotechnology, and health care providers and services companies. At any given time, 20% of the Fund's assets is not required to be invested in the sector.

      AIM V.I. INTERNATIONAL GROWTH FUND (SERIES II). AIM V.I. International
Growth Fund (the "Fund") is a portfolio of the AIM Variable Insurance Funds.

      INVESTMENT OBJECTIVE: To seek long-term growth of capital. The Fund seeks to meet its objective by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.
The Fund may invest up to 20% of its total assets in securities of issuers located in developing countries, i.e., those that are in the initial stages of their industrial cycles. The Fund may also invest up to 20% of its total assets in securities exchangeable for or convertible into equity securities of foreign companies. Such percentage limitations are applied at the time of purchase.

      AIM V.I. MID CAP CORE EQUITY FUND (SERIES II). AIM V.I. Mid Cap Core
Equity Fund (the "Fund") is a portfolio of the AIM Variable Insurance Funds.

      INVESTMENT OBJECTIVE: To seek long-term growth of capital. The Fund seeks this objective by investing, normally, at least 80% of its total assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities, of mid-cap companies. The Fund considers a company to be a mid-cap company if it has a market capitalization at the time of purchase, within the range of market capitalizations of companies included in the Russell MidcapTM Index. In complying with the 80% investment requirement, the Fund may include synthetic instruments, which are investments that have economic characteristics similar to the Fund's direct investments, and may include warrants, futures, options, exchange-traded funds and American
Depositary Receipts. The Fund may also invest up to 25% of its total assets in foreign securities.

      AIM V.I. REAL ESTATE FUND (SERIES I). AIM V.I. Real Estate Fund (the
"Fund") is a series of the INVESCO Variable Investment Funds, Inc., which is described below. AIM Advisors, Inc. ("AIM"), 11 Greenway Plaza, Suite 100,
Houston, Texas 77046-1173, serves as the Fund's investment adviser and INVESCO
Institutional (N.A.), Inc., 1355 Peachtree Street, NE, Suite 250, Atlanta,
Georgia, serves as the Fund's sub-adviser.

      INVESTMENT OBJECTIVE: To seek to achieve high total return. The fund seeks to meet its objective by investing, normally, at least 80% of its assets in securities of real estate and real estate-related companies. In complying with this 80% investment requirement, the fund may invest in debt and equity securities, including convertible securities, and its investments may include other securities such as synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the fund's direct investments, and may include warrants, futures, options, exchange-traded funds and American Depositary Receipts.

      AMERICAN CENTURY® VP FUND -- The American Century VP Fund is an
open-end investment company. Shares of the Fund's portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products. American Century Investment Management, Inc., 4500 Main
Street, Kansas City, Missouri 64111, serves as investment adviser and manager of the series of the Fund.

      AMERICAN CENTURY VP ULTRA® FUND (CLASS II). American Century VP Ultra
Fund (the "Fund") is a series of the American Century VP Fund.

      INVESTMENT OBJECTIVE: To seek long-term capital growth. The Fund managers look for stocks of large companies they believe will increase in value over time, using a growth investment strategy developed by American Century. This strategy looks for companies with earnings and revenues that are not only growing, but growing at a successively faster, or accelerating pace. This strategy is based on the premise that, over the long term, the stocks of companies with accelerating earnings and revenues have a greater-than-average chance to increase in value. The managers use a bottom-up approach to select stocks to buy for the Fund. This means that the managers make their investment decisions based primarily on the business fundamentals of the individual companies, rather than on economic forecasts or the outlook for industries or sectors. Although most of the Fund's assets will be invested in U.S. companies, there is no limit on the amount of assets the Fund can invest in foreign companies, which present some unique risks. The fund managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the Fund essentially fully invested in stocks regardless of the movement of stock prices generally.

      AMERICAN CENTURY VP VALUE FUND (CLASS II). American Century VP Value Fund
(the "Fund") is a series of the American Century VP Fund.

      INVESTMENT OBJECTIVE: To seek long-term capital growth. Income is a secondary objective. The Fund managers look for stocks of companies that they believe are undervalued at the time of purchase, using a value investment strategy that looks for companies that are temporarily out of favor in the market. The managers attempt to purchase the stocks of these undervalued companies and hold them until they have returned to favor in the market and their stock prices have gone up. Companies may be undervalued due to market declines, poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or because they have been overlooked by the market.
Under normal market conditions, the Fund managers intend to keep at least 80% of the Fund's assets invested in U.S. equity securities.

DREYFUS VARIABLE INVESTMENT FUND -- Dreyfus Variable Investment Fund is an
open-end investment company. Shares of the Fund are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Dreyfus Corporation, 200 Park Avenue,
New York, New York 10166, serves as investment adviser to the Dreyfus Variable
Investment Fund.

      DREYFUS IP TECHNOLOGY GROWTH PORTFOLIO (SERVICE CLASS). Dreyfus IP
Technology Growth Portfolio (the "Fund") is a series of the Dreyfus Variable
Investment Fund.

      INVESTMENT OBJECTIVE: The Fund seeks capital appreciation. To pursue this goal, the Fund normally invests at least 80% of its assets in the stocks of growth companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation. Up to 25% of the Fund's assets may be invested in foreign securities. The Fund's stock investments may include common stocks, preferred stocks and convertible securities.

      DREYFUS VIF INTERNATIONAL VALUE PORTFOLIO (SERVICE CLASS). Dreyfus VIF
International Value Portfolio (the "Fund") is a series of the Dreyfus Variable
Investment Fund.

      INVESTMENT OBJECTIVE: The Fund seeks long-term capital growth. To pursue this goal, the Fund normally invests at least 80% of its assets in stocks. The
Fund ordinarily invests most of its assets in securities of foreign companies.
The Fund's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter. The Fund may invest in companies of any size. The Fund may also invest in companies located in emerging markets.

THE POTOMAC INSURANCE TRUST -- EVOLUTION FUNDS -- The Potomac Insurance Trust is
an open-end investment company. Shares of The Potomac Insurance Trust's portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products. Rafferty Asset
Management, LLC, 500 Fifth Avenue, Suite 415, New York, NY 10110, serves as the
Fund's investment adviser. Flexible Plan Investments, Ltd., 3883 Telegraph Rd.,
Suite 100, Bloomfield Hills, MI 48302-1432, serves as the Evolution Managed Bond and Equity Funds' sub-adviser.

      EVOLUTION MANAGED BOND FUND. Evolution Managed Bond Fund (the "Fund") is a
series of The Potomac Insurance Trust.

      INVESTMENT OBJECTIVE: To seek a high total rate of return on an annual basis. The Fund will invest primarily in fixed-income securities indirectly through exchange-traded funds (ETFs), other investment companies and derivative securities. The Fund's investment strategy may result in the investment of a large portion or all of the assets of the Fund in cash or cash equivalents at any given time to provide security of principal, current income and liquidity.

      EVOLUTION MANAGED EQUITY FUND. Evolution Managed Equity Fund (the "Fund")
is a series of The Potomac Insurance Trust.

      INVESTMENT OBJECTIVE: To seek a high total rate of return on an annual basis. The Fund will invest primarily in equity securities, both directly and indirectly through other investment vehicles, including American Depositary
Receipts (ADRs), ETFs and other investment companies. The Fund's investment strategy may result in the investment of a large portion or all of the assets of the Fund in cash or cash equivalents at any given time to provide security of principal, current income and liquidity.

OPPENHEIMER VARIABLE ACCOUNT FUNDS -- The Oppenheimer Variable Account Funds is
an open-end investment company. Shares of the Variable Account Funds' portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products. OppenheimerFunds, Inc., 498 Seventh
Avenue, New York, New York, 10018, serves as investment adviser and manager of the series of the Oppenheimer Variable Account Funds.

      OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (SERVICE CLASS).
Oppenheimer Main Street Small Cap Fund (the "Fund") is a series of the
Oppenheimer Variable Account Funds.

      INVESTMENT OBJECTIVE: To seek capital appreciation. The Fund invests mainly in common stocks of small-capitalization ("small cap") U.S. companies that OppenheimerFunds, Inc. believes have favorable business trends or prospects. Under normal market conditions, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in securities of companies having a small market capitalization. These may include "growth"
and/or "value" common stocks and other equity securities. The Fund incorporates a blended style of investing combining both growth and value styles. The Fund currently considers an issuer having a market capitalization of up to $2.5 billion to be a "small-cap" issuer. The Fund measures that capitalization at the time the Fund buys the security, and it is not required to sell the security if the issuer's capitalization grows above $2.5 billion. Over time, the Fund may change the range of assets it uses to define "small cap" issuers, as market conditions change.

PIMCO VARIABLE INSURANCE TRUST -- The PIMCO Variable Insurance Trust is an
open-end investment company. Shares of the PIMCO Variable Insurance Trust's portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products. Pacific Investment
Management Company LLC ("PIMCO"), 840 Newport Center Drive, Suite 300, Newport
Beach, California 92660, serves as investment adviser and manager of the series of the PIMCO Variable Insurance Trust.

      PIMCO ALL ASSET PORTFOLIO (ADMINISTRATIVE CLASS). PIMCO All Asset
Portfolio (the "Fund") is a series of the PIMCO Variable Insurance Trust.

      INVESTMENT OBJECTIVE: To seek maximum real return consistent with preservation of real capital and prudent investment management. The Fund is a
"fund of funds," which is a term used to describe mutual funds that pursue their investment objective by investing in other mutual funds. The Fund may invest in any of the funds of the PIMCO Funds: Pacific Investment Management Series, an
affiliated open-end investment company, except the Strategic Balanced and All
Asset Funds ("Underlying PIMS Funds"). Research Affiliates, the Fund's asset allocation sub-adviser, determines how the Fund allocates and reallocates its assets among the Underlying PIMS Funds. The Fund may invest in any or all of the
Underlying PIMS Funds, but will not normally invest in every Underlying PIMS
Fund at any particular time. The Fund's assets are not allocated according to a predetermined blend of shares of the Underlying PIMS Funds. Instead, when making allocation decisions among the Underlying PIMS Funds, the Fund's asset allocation sub-adviser considers various quantitative and qualitative data relating to the U.S. and foreign economies and securities markets. The Fund's asset allocation sub-adviser has the flexibility to reallocate the Fund's assets among any or all of the Underlying PIMS Funds based on its ongoing analyses of the equity, fixed income and commodity markets.

     PIMCO LOW DURATION PORTFOLIO (ADMINISTRATIVE CLASS). PIMCO Low Duration
Portfolio (the "Fund") is a series of the PIMCO Variable Insurance Trust.

      INVESTMENT OBJECTIVE: To seek maximum total return, consistent with preservation of capital and prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this Fund normally varies within a one- to three-year time frame based on PIMCO's forecast for interest rates. The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds")
rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Fund may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S.
dollar-denominated securities of foreign issuers. The Fund will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. The Fund may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities.

      PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS). PIMCO Real Return
Portfolio (the "Fund") is a series of the PIMCO Variable Insurance Trust.

      INVESTMENT OBJECTIVE: To seek maximum real return, consistent with preservation of real capital and prudent investment management. The Fund seeks its investment objective by investing under normal circumstances at least 65% of its assets in inflation-indexed bonds of varying maturities issued by the U.S.
and non-U.S. governments, their agencies or government-sponsored enterprises and corporations. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation. The Fund invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Fund also may invest up to 20% of its assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Fund will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. The Fund is non-diversified, which means that it may concentrate its assets in a smaller number of issuers than a diversified fund. The Fund may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities.

THE RYDEX VARIABLE TRUST -- The Rydex Variable Trust is an open-end investment company. Shares of the Trust's portfolios are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products, as well as for certain pension, profit sharing and other retirement plans. Rydex Global Advisors, 9601 Blackwell Rd., Suite 500 Rockville, MD 20850,
serves as investment adviser and manager of the portfolios of the Trust.

   RYDEX SECTOR ROTATION FUND. Rydex Sector Rotation Fund (the "Fund") is a
series of the Rydex Variable Trust.

   INVESTMENT OBJECTIVE: The Fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries . Each month the Advisor, using a quantitative methodology, ranks approximately fifty-nine different industries based on several measures of price momentum. The
Fund then invests in the top ranked industries. Subject to maintaining adequate liquidity in the Fund, each industry or sector investment is intended to represent the entire industry or sector. The Fund invests in equity securities, but may also invest in equity derivatives such as future contracts, options and swap transactions. The fund may also enter into short sales.

SBL FUND -- SBL Fund, an open-end management investment company of the series type, is organized as a Kansas corporation. SBL Fund offers its shares only as investment vehicles for variable annuity and variable life insurance products issued by the Company and its affiliates. Security Management Company, LLC, One
Security Benefit Place, Topeka, Kansas 66636, a wholly-owned subsidiary of the
Company (the "Investment Manager"), serves as the investment adviser of each
Series of SBL Fund.

      SERIES A (EQUITY). Series A (Equity) (the "Fund") is a series of SBL Fund.

      INVESTMENT OBJECTIVE: To seek long-term capital growth by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in a widely-diversified portfolio of equity securities, which may include American Depositary Receipts ("ADRs") and convertible securities. The Fund typically invests in the equity securities of companies whose total market value is $5 billion or greater at the time of purchase.

      SERIES B (LARGE CAP VALUE). Series B (Large Cap Value) (the "Fund") is a
series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with The Dreyfus Corporation, 200 Park Avenue, New York, New York
10166, which provides investment advisory services to the Fund.

      INVESTMENT OBJECTIVE: To seek long-term growth of capital by investing, under normal market conditions, at least 80% of its total assets (plus borrowings for investment purposes) in large-capitalization value companies
(those whose total market value is $5 billion or greater at the time of purchase). The Fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. issuers and U.S.
dollar-denominated foreign issuers. The Fund may temporarily invest in cash, government bonds or money market securities. In choosing stocks, the
Sub-Adviser, The Dreyfus Corporation, invests in value-oriented companies, which are companies that are believed to be undervalued in terms of price or other financial measurements and that are believed to have above average growth potential. The Sub-Adviser uses a blend of quantitative analysis and fundamental research to identify stocks that appear favorably priced and that may benefit from the current market and economic environment.

      SERIES C (MONEY MARKET). Series C (Money Market) (the "Fund") is a series of SBL Fund.

      INVESTMENT OBJECTIVE: To seek to provide as high a level of current income as is consistent with preserving capital. The Fund invests in high quality money market instruments with maturities of not longer than thirteen months.

      SERIES D (GLOBAL). Series D (Global) (the "Fund") is a series of SBL Fund.
The Investment Manager has entered into a sub-advisory agreement with
OppenheimerFunds, Inc., 498 Seventh Avenue, New York, New York, 10018, which provides investment advisory services to the Fund.

      INVESTMENT OBJECTIVE: To seek long-term growth of capital primarily through investment in common stocks and equivalents of companies of foreign countries and the United States. The Fund pursues its objective by investing, under normal circumstances, in a diversified portfolio of securities with at least 65% of its total assets in at least three countries, one of which may be the United States. The Fund primarily invests in foreign and domestic common stocks or convertible stocks of growth-oriented companies considered to have appreciation possibilities. The Fund may actively trade its investments without regard to the length of time they have been owned by the Fund. Investments in debt securities may be made in uncertain market conditions.

      SERIES E (DIVERSIFIED INCOME). Series E (Diversified Income) (the "Fund")
is a series of SBL Fund.

      INVESTMENT OBJECTIVE: To seek to provide current income with security of principal. The Fund pursues its objective by investing, under normal market conditions, primarily in a diversified portfolio of investment grade debt securities. The Fund expects to maintain a weighted average duration of 3 to 10 years. The debt securities in which the Fund invests will primarily be domestic securities, but may also include dollar denominated foreign securities. To manage risk, the Investment Manager diversifies the Fund's holdings among asset classes and individual securities. The asset classes in which the Fund invests may include investment grade corporate debt securities, high yield debt securities (also known as "junk bonds"), investment grade mortgage-backed securities, investment grade asset-backed securities, U.S. Government securities as well as total return, interest and index swap agreements.

      SERIES G (LARGE CAP GROWTH). Series G (Large Cap Growth) (the "Fund") is a
series of SBL Fund.

      INVESTMENT OBJECTIVE: To seek long-term capital growth. The Fund seeks to meet its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in common stock and other equity securities of large capitalization companies (defined as companies whose total market value is at least $5 billion at the time of purchase). The
Investment Manager seeks to invest in equity securities that have long-term capital growth potential. The Fund invests primarily in a portfolio of common stocks, which may include ADRs and other securities with common stock characteristics, such as securities convertible into common stocks. The Fund is non-diversified as defined in the Investment Company Act of 1940, which means that it may hold a larger position in a smaller number of securities than a diversified fund. The Fund also may concentrate its investments in a particular industry that represents 20% or more of the Fund's benchmark index, the Russell
1000 Growth Index. Concentration means investment of more than 25% of the value of the Fund's assets in any one industry.

      SERIES H (ENHANCED INDEX). Series H (Enhanced Index) (the "Fund") is a
series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with Northern Trust Investments, N.A. ("NTI"), 50 La Salle Street,
Chicago, Illinois 60675, which provides investment advisory services to the
Fund.

      INVESTMENT OBJECTIVE: To seek to outperform the S&P 500 Index through stock selection resulting in different weightings of common stocks relative to the index. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies in the S&P 500 Index and futures contracts representative of the stocks which make up the index. The S&P 500
Index is a well-known stock market index composed of 500 selected common stocks that represent approximately two-thirds of the total market value of all U.S.
common stocks. In addition, the Fund may invest a limited portion of its assets in equity securities that are not included in the S&P 500 Index.

      SERIES J (MID CAP GROWTH). Series J (Mid Cap Growth) (the "Fund") is a
series of SBL Fund.

      INVESTMENT OBJECTIVE: To seek capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of equity securities with market capitalizations that are similar to those of companies in the S&P Mid Cap 400
Index. The index currently consists of securities of companies with capitalizations that range from $336 million to $11.8 billion. Equity securities include common stock, rights, options, warrants, convertible debt securities and
ADRs. The Investment Manager selects equity securities that it believes are attractively valued with the greatest potential for appreciation.

      SERIES N (MANAGED ASSET ALLOCATION). Series N (Managed Asset Allocation)
(the "Fund") is a series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with T. Rowe Price Associates, Inc., 100 East Pratt
Street, Baltimore, Maryland 21202, which provides investment advisory services to the Fund.

      INVESTMENT OBJECTIVE: To seek a high level of total return by investing primarily in a diversified portfolio of debt and equity securities. The Fund pursues its objective by normally investing approximately 60% of total assets in common stocks and 40% in fixed-income securities. The mix may vary over shorter time periods where the fixed income portion may range between 30-50% and the equity portion between 50-70%. The precise mix of equity and fixed income securities will depend on the Sub-Adviser's outlook for the markets.

      SERIES O (EQUITY INCOME). Series O (Equity Income) (the "Fund") is a
series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore,
Maryland 21202, which provides investment advisory services to the Fund.

      INVESTMENT OBJECTIVE: To seek to provide substantial dividend income and also capital appreciation by investing primarily in common stocks of established companies. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. The
Sub-Adviser, T. Rowe Price, typically employs a value-oriented strategy in selecting investments for the Fund. The Sub-Adviser's research team identifies companies that appear to be undervalued by various measures and may be temporarily out of favor, but have good prospects for capital appreciation and dividend growth.

      SERIES P (HIGH YIELD). Series P (High Yield) (the "Fund") is a series of
SBL Fund.

      INVESTMENT OBJECTIVE: To seek high current income. Capital appreciation is a secondary objective. The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in a broad range of high-yield, high risk debt securities rated in medium or lower rating categories or determined by the Investment
Manager to be of comparable quality ("junk bonds"). The Fund will not purchase a debt security, if at the time of purchase, it is rated in default. The debt securities in which the Fund invests will primarily be domestic securities, but may also include dollar denominated foreign securities. The Fund may also invest in equity securities, including common and preferred stocks, ADRs, exchange-traded real estate investment trusts, warrants, rights, and a variety of investment companies that seek to track and the composition and performance of a specific index. The Fund's average weighted maturity is expected to be between 3 and 15 years.

      SERIES Q (SMALL CAP VALUE). Series Q (Small Cap Value) (the "Fund") is a
series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with Strong Capital Management Corporation, 100 Heritage Reserve,
Menomonee, Wisconsin 53051, which provides investment advisory services to the
Fund.

      INVESTMENT OBJECTIVE: To seek capital growth by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in stocks of small-capitalization companies that the Fund's
Sub-Adviser, Strong Capital Management, Inc., believes are undervalued relative to the market based on earnings, cash flow, or asset value. The Fund defines small-capitalization companies as those companies with a market capitalization substantially similar to that of companies in the Russell 2500™ Index at the time of purchase. The Sub-Adviser specifically looks for companies whose stock prices may benefit from a catalyst event, such as a corporate restructuring, a new product or service, or a change in the political, economic, or social environment.

      SERIES S (SOCIAL AWARENESS). Series S (Social Awareness) (the "Fund") is a
series of SBL Fund.

      INVESTMENT OBJECTIVE: To seek capital appreciation by investing, under normal market conditions, in a well-diversified portfolio of equity securities that the Investment Manager believes have above-average earnings potential and which meet certain established social criteria. The Fund also may invest in companies that are included in the Domini 400 Social Index(SM), which companies will be deemed to comply with the Fund's social criteria. The Domini 400 Social
Index(SM) (DSI) is a market capitalization-weighted common stock index. It monitors the performance of 400 U.S. corporations that pass multiple, broad-based social screens.

      SERIES V (MID CAP VALUE). Series V (Mid Cap Value) (the "Fund") is a
series of SBL Fund.

      INVESTMENT OBJECTIVE: The Fund pursues its objective by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of equity securities that when, purchased, have market capitalizations that are similar to those of companies in the S&P Mid Cap 400 Index. The index currently consists of securities of companies with market capitalizations that range from $336 million to $11.8 billion. Equity securities include common stock, rights, options, warrants, ADRs and convertible debt securities. The Investment Manager typically chooses equity securities that appear undervalued relative to assets, earnings, growth potential or cash flows. Due to the nature of value companies, the securities included in the Fund's portfolio typically consist of small- to medium-sized companies. The Fund is subject to the risks associated with investing in small capitalization companies.

      SERIES W (MAINSTREET GROWTH AND INCOME®). Series W (Mainstreet Growth
and Income®) (the "Fund") is a series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with OppenheimerFunds, Inc., 498
Seventh Avenue, New York, New York, 10018, which provides investment advisory services to the Fund.

      INVESTMENT OBJECTIVE: To seek high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. The Fund pursues its objective by investing mainly in common stocks of U.S. companies, but it can also invest in other equity securities such as preferred stocks and securities convertible into common stocks. Although the
Fund does not have any requirements as to the capitalization of issuers in which it invests, the Fund's Sub-Adviser, OppenheimerFunds, currently emphasizes the stocks of large-capitalization companies in the portfolio. At times, the Fund may increase the relative emphasis of its investments in small-cap and mid-cap stocks. While the Fund can buy foreign securities and debt securities such as bonds and notes, currently it does not emphasize those investments. The Fund can also use hedging instruments and certain derivative investments.

      SERIES X (SMALL CAP GROWTH). Series X (Small Cap Growth) (the "Fund") is a
series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with RS Investment Management, L.P., 388 Market Street, San Francisco,
California 94111, which provides investment advisory services to the Fund.

      INVESTMENT OBJECTIVE: To seek long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of companies with market capitalizations of $1.5 billion or less at the time of investment that, in the opinion of the Sub-Adviser, RS Investment Management, L.P., have the potential for long-term capital growth. Equity securities include common and preferred stocks, and warrants and securities convertible into common or preferred stocks.
The Fund may invest the remainder of its assets in securities of companies of any size. The Fund may also engage in short sales of securities it expects to decline in price. The Series will likely invest a portion of its assets in technology and internet-related companies.

      SERIES Y (SELECT 25). Series Y (Select 25) (the "Fund") is a series of SBL
Fund.

      INVESTMENT OBJECTIVE: To seek long-term growth of capital by concentrating its investments in a core position of 20-30 common stocks of growth companies which have exhibited consistent above average earnings or revenue growth. The
Fund is non-diversified as defined in the Investment Company Act of 1940, which means that it may hold a larger position in a smaller number of securities than a diversified fund. The Investment Manager selects what it believes to be premier growth companies as the core position for the Fund using a "bottom-up"
approach in selecting growth stocks. Portfolio holdings will be replaced when one or more of the company's fundamentals have changed and, in the opinion of the Investment Manager, it is no longer a premier growth company.

      SERIES Z (ALPHA OPPORTUNITY). Series Z (Alpha Opportunity) (the "Fund") is
a series of SBL Fund. The Investment Manager has entered into a sub-advisory agreement with Mainstream Investment Advisers, LLC, 101 West Spring Street,
Suite 401, New Albany, Indiana 47150, which provides investment advisory services to the Fund.

      INVESTMENT OBJECTIVE: To seek long-term growth of capital. The Fund pursues its objective by investing, under normal market conditions, approximately 50% of its total assets according to a long/short strategy managed by the Fund's sub-adviser, Mainstream, and 50% of its total assets according to a strategy managed by the Investment Manager that seeks investment returns similar to those of the S&P 500 Index.

      The Fund pursues its long/short strategy by investing primarily in publicly-traded equity securities, principally common stocks, but to a lesser degree in exchange traded funds and other securities with equity characteristics. The Fund may engage in short sales of securities believed to be overvalued. The Fund pursues its index strategy primarily by investing in a portfolio of equity securities, equity derivatives and fixed income securities that is intended to closely track the performance of the S&P 500 Composite Stock
Price Index (the "S&P 500 Index").

                       ADVANCEDESIGNS(SM) VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                               DATE: ______, 2004

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
      FIRST SECURITY BENEFIT LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
                         70 WEST RED OAK LANE, 4TH FLOOR
                             WHITE PLAINS, NY 10604
                                 1-800-355-4570

                                MAILING ADDRESS:

      FIRST SECURITY BENEFIT LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for the AdvanceDesigns Variable
Annuity dated __________, 2004, as it may be supplemented from time to time. A copy of the Prospectus may be obtained from First Security Benefit Life
Insurance and Annuity Company of New York (the "Company") by calling
1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

For a description of the Flexible Purchase Payment Deferred Variable Annuity
Contract (the "Contract"), First Security Benefit Life Insurance and Annuity
Company of New York ("the Company"), and the Variable Annuity Account B (the
"Separate Account"), see the Prospectus. This Statement of Additional
Information contains information that supplements the information in the
Prospectus. Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the section entitled "Definitions" in the
Prospectus.

SAFEKEEPING OF ASSETS -- The Company is responsible for the safekeeping of the assets of the Subaccounts. These assets, which consist of shares of the
Underlying Funds in non-certificated form, are held separate and apart from the assets of the Company's General Account and its other separate accounts.

DISTRIBUTION OF THE CONTRACT

Security Distributors, Inc. ("SDI"), a wholly-owned subsidiary of Security
Benefit Group, Inc., is Principal Underwriter of the Contract. SDI is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") under the
Securities Exchange Act of 1934 and is a member of the National Association of
Securities Dealers, Inc. ("NASD"). The offering of the Contract is continuous.

Subject to arrangements with the Company, the Contract is sold by independent broker/dealers who are members of the NASD and who become licensed to sell variable annuities for the Company, and by certain financial institutions. SDI acts as principal underwriter on behalf of the Company for the distribution of the Contract. SDI is not compensated under its Distribution Agreement with the
Company and receives no underwriting commissions.

The compensation payable by SDI under these arrangements may vary, but is not expected to exceed in the aggregate 6.5%. The Company also may pay override payments, expense allowances, bonuses, wholesaler fees and training allowances.
Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements will vary.

METHOD OF DEDUCTING THE EXCESS CHARGE

The minimum mortality and expense risk charge of 1.20%, and the administration charge of 0.15%, on an annual basis, of each Subaccount's average daily net assets, are factored into the accumulation unit value or "price" of each
Subaccount on each Valuation Date. The Company deducts any mortality and expense risk charge above the minimum charge and the charge for any optional Riders (the
"Excess Charge") on a monthly basis.

Each Subaccount declares a monthly dividend and the Company deducts the Excess
Charge from this monthly dividend upon its reinvestment in the Subaccount. The
Excess Charge is a percentage of your Contract Value allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Excess Charge. Assuming that you owe a charge above the minimum mortality and expense risk charge and the administration charge, your
Contract Value will be reduced in the amount of your Excess Charge upon reinvestment of the Subaccount's monthly dividend. The Company reserves the right to compute and deduct the Excess Charge from each Subaccount on each
Valuation Date.

The Company will declare a dividend for each Subaccount on one Valuation Date of each calendar month ("Record Date"). The Company will pay the dividend on a subsequent Valuation Date ("Reinvestment Date") within five Valuation Dates of the Record Date. Such dividend will be declared as a dollar amount per
Accumulation Unit.

For each Subaccount, any Owner as of the Record Date will receive on the
Reinvestment Date a net dividend equal to:

1.    the amount of dividend per Accumulation Unit; times

2.    the number of Accumulation Units allocated to the Subaccount as of the
      Record Date; less

3.    the amount of the Excess Charge for that Subaccount; provided that the
      Company will not deduct any Excess Charge from the first dividend following the Contract Date.

The net dividend will be reinvested on the Reinvestment Date at the Accumulation
Unit Value determined as of the close of that date in Accumulation Units of the
Subaccount.

An example of this process is as follows. Assuming Contract Value of $50,000 allocated to the Equity Subaccount and no Riders, the Excess Charge would be computed as follows:

             ======================================================
             Mortality and Expense Risk Charge..........      1.30%
             Plus:  Optional Rider Charge...............   +  N/A
             Less:  Minimum Charge......................   -  1.20%
                                                              -----
             Excess Charge on an Annual Basis...........      0.10%
             ======================================================

Further assuming 5,000 Accumulation Units with an Accumulation Unit Value of $10 per unit on December 30 and a gross dividend of $0.025 per unit declared on
December 31 (Record Date), the net dividend amount would be as follows:

================================================================================
Accumulation Unit Value as of Valuation Date before Record Date...      $  10.00
Accumulation Unit Value as of Reinvestment Date...................      $  9.975
                                                                        --------
Gross Dividend Per Unit...........................................      $  0.025
Less:  Excess Charge Per Unit.....................................   -  $0.00085
                                                                        --------
Net Dividend Per Unit.............................................      $0.02415
Times:  Number of Accumulation Units..............................   x     5,000
                                                                        --------
Net Dividend Amount...............................................      $ 120.75
================================================================================

The net dividend amount would be reinvested on the Reinvestment Date in
Accumulation Units of the Equity Subaccount, as follows: $0.02415 (net dividend per unit) divided by $9.975 (Accumulation Unit value as of the Reinvestment
Date) times 5,000 Units equals 12.105 Accumulation Units. On the Reinvestment
Date, 12.105 Accumulation Units are added to Contract Value for a total of
5,012.105 Accumulation Units after the dividend reinvestment. Contract Value on the Reinvestment Date is equal to 5,012.105 Accumulation Units times $9.975
(Accumulation Unit Value as of the Reinvestment Date) for a Contract Value of
$49,995.75 after the dividend reinvestment.

After the Annuity Start Date, the Company will deduct a mortality and expense risk charge of 1.25%. This charge is factored into the annuity unit values on each Valuation Date.

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS

SECTION 403(b) -- Contributions to 403(b) annuities are excludable from an employee's gross income if they do not exceed the limits under Sections 402(g)
and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee contributions. Rollover contributions are not subject to these annual limits.

Section 402(g) generally limits an employee's annual salary reduction contributions to a 403(b) annuity and any 401(k) arrangement to the applicable dollar amount shown in the table below:

                  ===========================================
                       TAX YEAR               DEFERRED AMOUNT
                  -------------------------------------------
                         2004                     $13,000
                         2005                     $14,000
                  2006 and thereafter             $15,000
                  ===========================================

The $15,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. If an individual is age 50 or over, catch up contributions can be made to a 403(b) annuity during the tax years and at the rates set forth in the table below:

                  ===========================================
                                                ADDITIONAL
                       TAX YEAR               CATCH UP AMOUNT
                  -------------------------------------------
                         2004                     $3,000
                         2005                     $4,000
                  2006 and thereafter             $5,000
                  ===========================================

The $5,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. The limit will be reduced by salary reduction contributions to other 403(b) or 401(k) arrangements. An employee under a 403(b)
annuity with at least 15 years of service for a "qualified employer" (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches)
generally may exceed the limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

Section 415(c) also provides an overall limit on the amount of employer and employee salary reduction contributions to a Section 403(b) annuity that will be excludable from an employee's gross income in a given year. Generally the
Section 415(c) limit is the lesser of (i) $41,000, or (ii) 100% of the employee's annual compensation.

SECTIONS 408 AND 408A -- Premiums (other than rollover contributions) paid under a Contract used in connection with a traditional or Roth individual retirement annuity (IRA) that is described in Section 408 or Section 408A of the Internal
Revenue Code are subject to the limits on contributions to IRAs under Section
219(b) of the Internal Revenue Code. Under Section 219(b) of the Code,
contributions (other than rollover contributions) to an IRA are limited to the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:

                      ===================================
                           TAX YEAR                AMOUNT
                      -----------------------------------
                             2004                  $3,000
                           2005-2007               $4,000
                      2008 and thereafter          $5,000
                      ===================================

If an individual is age 50 or over, the individual may make an additional catch up contribution to a traditional IRA of $500 during the tax years of 2004 and
2005, or $1,000 for the tax year 2006 and thereafter.

Spousal IRAs allow an owner and his or her spouse to contribute up to the applicable dollar amount to their respective IRAs so long as a joint tax return is filed and joint income is $6,000 or more. The maximum amount the higher compensated spouse may contribute for the year is the lesser of the applicable amount as shown in the table above or 100% of that spouse's compensation. The maximum the lower compensated spouse may contribute is the lesser of (i) the applicable dollar amount as shown in the table above or (ii) 100% of that spouse's compensation plus the amount by which the higher compensated spouse's compensation exceeds the amount the higher compensated spouse contributes to his or her IRA. The extent to which an Owner may deduct contributions to a traditional IRA depends on the gross income of the Owner and his or her spouse for the year and whether either is an "active participant" in an employer-sponsored retirement plan.

Premiums under a Contract used in connection with a simplified employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section 402(h) of the Internal Revenue Code. Section 402(h) currently limits employer contributions and salary reduction contributions (if permitted)
under a simplified employee pension plan to the lesser of (a) 15% of the compensation of the participant in the Plan, or (b) $41,000. Salary reduction contributions, if any, are subject to additional annual limits.

PERFORMANCE INFORMATION

Performance information for the Subaccounts of the Separate Account, including the yield and total return of all Subaccounts, may appear in advertisements, reports, and promotional literature provided to current or prospective Owners.

Quotations of yield for the Money Market Subaccount will be based on the change in the value, exclusive of capital changes and income other than investment income, of a hypothetical investment in a Contract over a particular seven day period, less a hypothetical charge reflecting deductions from the Contract during the period (the "base period") and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest one hundredth of one percent. Any quotations of effective yield for the Money Market Subaccount assume that all dividends received during an annual period have been reinvested. Calculation of
"effective yield" begins with the same "base period return" used in the yield calculation, which is then annualized to reflect weekly compounding pursuant to the following formula:

             Effective Yield = [(Base Period Return + 1)(365/7)] - 1

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula:
P(1 + T) (n) = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may simultaneously be shown for other periods and will include total return for periods beginning prior to availability of the Contract. Such total return figures are based upon the performance of the respective Underlying Fund, adjusted to reflect the maximum charges imposed under the Contract.

Average annual total return figures reflect the deduction of the maximum mortality and expense risk and optional Rider charges of 3.00%, the administration charge of 0.15%, the account administration charge of $30, and the contingent deferred sales charge. Total return figures may be quoted that do not reflect deduction of the contingent deferred sales charge and account administration charge of $30; provided that such figures do not reflect the addition of any Credit Enhancement. The contingent deferred sales charge and account administration charge if reflected would lower the level of return quoted. Total return figures that do not reflect deduction of all charges will be accompanied by total return figures that reflect such charges.

All Average Annual Return figures are based upon the performance of the corresponding Underlying Fund, adjusted to reflect the maximum charges imposed under the Contract, except that Average Annual Return (without contingent deferred sales charge and administration charge), does not reflect any applicable withdrawal charge or account administration charge of $30. Those charges, if reflected, would reduce such average annual return figures.

Total return figures also may be quoted that assume the Owner has purchased an
Extra Credit Rider and, as such, will reflect any applicable Credit
Enhancements; however, such total return figures will also reflect the deduction of all applicable charges, including any contingent deferred sales charge and any account administration charge.

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which an Owner's Contract Value is allocated to a
Subaccount during a particular time period on which the calculations are based.
Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

EXPERTS

The financial statements of First Security Benefit Life Insurance and Annuity
Company of New York at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this Statement of
Additional Information have been audited by Ernst & Young, LLP, independent registered public account firm, One Kansas City Place, 1200 Main Street, Kansas
City,

Missouri 64105-2143, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of First Security Benefit Life Insurance and Annuity
Company of New York as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 are set forth herein, following this section.

The financial statements of First Security Benefit Life Insurance and Annuity
Company of New York, which are included in this Statement of Additional
Information, should be considered only as bearing on the ability of the Company to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate
Account.

                     First Security Benefit Life Insurance
                        and Annuity Company of New York

                              Financial Statements

                  Years Ended December 31, 2003, 2002, and 2001

                                    CONTENTS

                                                                            PAGE

Report of Independent Auditors...........................................      2

Audited Financial Statements

                         Report of Independent Auditors

The Board of Directors
First Security Benefit Life Insurance
and Annuity Company of New York

We have audited the accompanying balance sheets of First Security Benefit Life
Insurance and Annuity Company of New York (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31,
2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December
31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Security Benefit Life
Insurance and Annuity Company of New York at December 31, 2003 and 2002, and the
results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernst & Young LLP

Kansas City, Missouri
January 30, 2004

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                                 Balance Sheets

                                                                        DECEMBER 31
                                                                 2003                2002
                                                                --------------------------
                                                                      (In Thousands)
ASSETS
Bonds available-for-sale......................................  $  6,015          $  7,613
Cash..........................................................       147               241
Deferred policy acquisition costs.............................     2,916                94
Other assets..................................................       292               273
Separate account assets.......................................    56,652            14,243
                                                                --------------------------
Total assets..................................................  $ 66,022          $ 22,464
                                                                ==========================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
   Policy reserves and annuity account values.................  $  1,494          $    604
   Deferred income taxes......................................       136               157
   Other liabilities..........................................       242                37
   Separate account liabilities...............................    56,652            14,243
                                                                --------------------------
Total liabilities.............................................    58,524            15,041

Stockholder's equity:
   Common capital stock, par value $10 per share;
   200,000 shares authorized, issued and outstanding..........     2,000             2,000
   Additional paid-in capital.................................     4,600             4,600
   Accumulated other comprehensive income, net................       176               285
   Retained earnings..........................................       722               538
                                                                --------------------------
Total stockholder's equity....................................     7,498             7,423
                                                                --------------------------
Total liabilities and stockholder's equity....................  $ 66,022          $ 22,464
                                                                ==========================

See accompanying notes.

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                              Statements of Income

                                                          YEAR ENDED DECEMBER 31
                                                          2003     2002     2001
                                                          ----------------------
                                                              (In Thousands)
Revenues:
   Net investment income................................  $347     $383     $404
   Asset based fees.....................................   416       86       95
                                                          ----------------------
Total revenues..........................................   763      469      499

Benefits and expenses:
   Interest credited to annuity account balances........    23       13       16
   Operating expenses...................................   469      373      391
                                                          ----------------------
Total benefits and expenses.............................   492      386      407
                                                          ----------------------

Income before income taxes..............................   271       83       92
Income tax expense......................................    87       15       25
                                                          ----------------------
Net income..............................................  $184     $ 68     $ 67
                                                          ======================

See accompanying notes.

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                  Statements of Changes in Stockholder's Equity

                                                        ACCUMULATED                TOTAL
                                          ADDITIONAL       OTHER                   STOCK-
                                 COMMON    PAID-IN     COMPREHENSIVE   RETAINED   HOLDER'S
                                 STOCK     CAPITAL     INCOME (LOSS)   EARNINGS    EQUITY
                                 ---------------------------------------------------------
                                                      (In Thousands)
Balance at January 1, 2001.....  $2,000     $4,600         $   27        $403      $7,030
Comprehensive income:
   Net income..................     ---        ---            ---          67          67
   Other comprehensive income--
     unrealized gains on
     available-for-sale
     bonds, net................     ---        ---             92         ---          92
                                                                                    -----
Comprehensive income...........                                                       159
                                 ---------------------------------------------------------
Balance at December 31, 2001...   2,000      4,600            119         470       7,189
Comprehensive income:
   Net income..................     ---        ---            ---          68          68
   Other comprehensive income--
     unrealized gains on
     available-for-sale
     bonds, net................     ---        ---            166         ---         166
                                                                                    -----
Comprehensive income...........                                                       234
                                 ---------------------------------------------------------
Balance at December 31, 2002...   2,000      4,600            285         538       7,423
Comprehensive income:
   Net income..................     ---        ---            ---         184         184
   Other comprehensive loss--
     unrealized loss on
     available-for-sale
     bonds, net................     ---        ---           (109)        ---        (109
                                                                                    -----
Comprehensive income...........                                                        75
                                 ---------------------------------------------------------
Balance at December 31, 2003...  $2,000     $4,600          $ 176        $722      $7,498
                                 =========================================================

See accompanying notes.

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                            Statements of Cash Flows

                                                                YEAR ENDED DECEMBER 31
                                                          2003         2002         2001
                                                        ----------------------------------
                                                                  (In Thousands)
OPERATING ACTIVITIES
Net income                                              $   184      $    68      $    67
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
   Interest credited to annuity account balances......       23           13           16
   Policy acquisition costs deferred..................   (2,803)         (51)          (3)
   Amortization of deferred policy acquisition costs..      (19)           7            8
   Deferred income tax provision......................       38           16            3
   Other..............................................      211          (89)         177
                                                        ----------------------------------
Net cash (used in) provided by operating activities...   (2,366)         (36)         268

INVESTING ACTIVITIES
Sales, maturities, or repayments
  of bonds available-for-sale.........................    1,402        1,488        2,147
Acquisitions of bonds available-for-sale..............      ---       (1,719)      (2,248)
Maturity (acquisition) of short-term investments......      ---          120         (120)
                                                        ----------------------------------
Net cash provided by (used in) investing activities...    1,402         (111)        (221)

FINANCING ACTIVITIES
Deposits to annuity account balances..................      940          132           36
Withdrawals from annuity account balances.............      (70)         (82)         (11)
                                                        ----------------------------------
Net cash provided by financing activities.............      870           50           25
                                                        ----------------------------------

Net (decrease) increase in cash.......................      (94)         (97)          72
Cash at beginning of year.............................      241          338          266
                                                        ----------------------------------
Cash at end of year...................................  $   147      $   241      $   338
                                                        ==================================

See accompanying notes.

                      First Security Benefit Life Insurance
                         and Annuity Company of New York

                          Notes to Financial Statements

                                December 31, 2003

1.  SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND OPERATIONS

    First Security Benefit Life Insurance and Annuity Company of New York (the
    Company) is licensed to transact life insurance business in New York and
    Kansas and was organized to offer insurance products in New York. The
    Company's business activities are concentrated in the sale of variable annuity products supported by separate account assets. The Company is a wholly owned subsidiary of Security Benefit Group, Inc., which is an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company
    (SBMHC).

    USE OF ESTIMATES

    The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from those estimates.

    INVESTMENTS

    Bonds are classified as available-for-sale and are stated at fair value with the unrealized gain or loss, net of related deferred income taxes, reported as a separate component of accumulated other comprehensive income. Premiums and discounts are amortized using the interest method and are recognized over the estimated lives of the assets adjusted for prepayment activity.
    Realized gains and losses from sales of investments are recognized using the specific identification method. The carrying amounts of investments are reviewed on an ongoing basis for credit deterioration. If the review indicates a decline in market value that is other than temporary, the carrying value of the investment is reduced to its fair value. Such impairments are reported as a component of realized gains (losses).

    Cash includes cash on hand, money market mutual funds, and other investments with initial maturities of less than 90 days when purchased.

    DEFERRED POLICY ACQUISITION COSTS

    To the extent recoverable from future policy revenues and gross profits, commissions and other policy-issue, underwriting, and selling costs that are primarily related to the acquisition or renewal of deferred annuity business have been deferred. Deferred policy acquisition costs are amortized in proportion to the present value, discounted at the crediting rate, of expected gross profits from investment (gross blended separate account return assumption of 5.96% for the year 2004 through 2008 and 9% thereafter at December 31, 2003), mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. Deferred policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on securities.

    An analysis of the deferred policy acquisition costs asset balance is presented below for the years ended December 31:

                                                         2003             2002
                                                       -------------------------
                                                            (In Thousands)

Balance at beginning of year.........................  $     94           $  50
Cost deferred during the year........................     2,803              51
Amortized to expense during the year.................        19              (7)
                                                       -------------------------
Balance at end of year...............................  $  2,916           $  94
                                                       =========================

    SEPARATE ACCOUNTS

    The separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for the benefit of contractholders who bear the investment risk. The separate account is established in conformity with New York insurance laws and is not chargeable with liabilities that arise from any other business of the
    Company. Assets held in the separate account are carried at quoted market values or, where quoted market values are not available, at fair market value as determined by the investment manager. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account contractholders, are excluded from the amounts reported in the accompanying statements of income. Investment income and gains or losses arising from the separate account accrue directly to the contractholders and are, therefore, not included in investment earnings in the accompanying statements of income. Revenues to the Company from the separate account consist principally of mortality and expense risk charges.

    POLICY RESERVES AND ANNUITY ACCOUNT VALUES

    Liabilities for future policy benefits for deferred annuity products represent contract values accumulated at interest without reduction for potential surrender charges. Interest on accumulated contract values is credited to contracts as earned. Crediting rates were 3% during 2003 and 3%
    during 2002 and ranged from 3% to 5% during 2001.

    RECOGNITION OF REVENUES

    Revenues from investment-type contracts (deferred annuities) consist of mortality and expense risk charges assessed against contractholder account balances during the period and are recognized as earned.

    INCOME TAXES

    Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws.
    Deferred income tax expense or benefit, reflected in the Company's statements of income, are based on the changes in deferred tax assets or liabilities from period to period (excluding unrealized gains or losses on available-for-sale securities).

    FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

       CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

       INVESTMENT SECURITIES: Fair values for bonds are based on quoted market prices, if available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

       INVESTMENT-TYPE INSURANCE CONTRACTS: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using the assumption reinsurance method, whereby the amount of statutory profit the assuming company would realize from the business is calculated. Those amounts are then discounted at a rate of return commensurate with the rate presently offered by the Company on similar contracts. The carrying amounts reported in the balance sheets approximate their fair values.

       SEPARATE ACCOUNT ASSETS AND LIABILITIES: The assets held in the separate account are carried at quoted market values or, where quoted market values are not available, at fair market value as determined by the investment manager. The carrying amounts for separate account assets and liabilities reported in the balance sheets approximate their fair values.

    STATUTORY FINANCIAL INFORMATION

    The Company's statutory-basis financial statements are presented on the basis of accounting practices prescribed or permitted by the New York
    Insurance Department. New York has adopted the National Association of
    Insurance Commissioners' statutory accounting practices as the basis of its statutory accounting practices. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. In addition, the Commissioner of the
    New York Insurance Department has the right to permit other specific practices that may deviate from prescribed practices.

    The following reconciles the Company's net income and stockholder's equity determined in accordance with accounting practices prescribed or permitted by the New York Insurance Department with net income and stockholder's equity prepared in conformity with accounting principles generally accepted in the United States (GAAP).

                                            NET INCOME              STOCKHOLDER'S EQUITY
                                     ---------------------------   -----------------------
                                      YEAR ENDED DECEMBER 31            DECEMBER 31
                                       2003       2002      2001       2003        2002
                                     -----------------------------------------------------
                                                         (In Thousands)
    Based on statutory
      accounting practices.........  $  (139)     $47       $78       $ 6,894      $7,051
    Investment carrying amounts....      ---      ---       ---           269         438
    Income taxes...................      (39)     (16)       (6)         (157)       (162)
    Investment reserve.............      (17)      19       ---             3          28
    Annuity reserves/account values   (2,444)     (25)      ---        (2,469)        (25)
    Deferred policy
      acquisition costs............    2,822       44        (5)        2,916          94
    Other..........................        1       (1)      ---            42          (1)
                                     -----------------------------------------------------
    Based on GAAP..................  $   184      $68       $67       $ 7,498      $7,423
                                     =====================================================

    Under the laws of the state of New York, the Company is required to maintain minimum statutory-basis capital and surplus of $6,000,000.

    The payment of dividends by the Company to its shareholder is limited and can only be made from earned profits unless prior approval is received from the New York Insurance Commissioner. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New
    York Insurance Commissioner is also subject to restrictions relating to the statutory surplus and net gain from operations. In 2004, the Company cannot pay dividends without prior approval of the New York Insurance Commissioner.

    2. INVESTMENTS

    Information as to the amortized cost, gross unrealized gains and losses, and fair values of the Company's portfolio of bonds classified as available-for-sale at December 31, 2003 and 2002 is as follows:

                                                               2003
                                          -----------------------------------------------
                                                         GROSS        GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                            COST         GAINS        LOSSES        VALUE
                                          -----------------------------------------------
                                                          (In Thousands)
    U.S. Treasury securities and
      obligations of U.S. government
      corporations and agencies.........   $4,457         $211          $---       $4,668
    Obligations of states and
      political subdivisions............      404           23           ---          427
    Corporate securities................      455           27           ---          482
    Mortgage-backed securities..........      429            9           ---          438
                                          -----------------------------------------------
    Total bonds.........................   $5,745         $270          $---       $6,015
                                          ===============================================

                                                               2002
                                          -----------------------------------------------
                                                          GROSS        GROSS
                                          AMORTIZED    UNREALIZED    UNREALIZED     FAIR
                                            COST         GAINS        LOSSES        VALUE
                                          -----------------------------------------------
                                                          (In Thousands)
       U.S. Treasury securities and
         obligations of U.S. government
         corporations and agencies......   $3,969         $268          $---       $4,237
       Obligations of states and
         political subdivisions.........      406           34           ---          440
       Corporate securities.............    2,016          110           ---        2,126
       Mortgage-backed securities.......      784           26           ---          810
                                          -----------------------------------------------
       Total bonds......................   $7,175         $438          $---       $7,613
                                          ===============================================

        The amortized cost and fair value of bonds available-for-sale at
        December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            AMORTIZED     FAIR
                                                              COST        VALUE
                                                            --------------------
                                                               (In Thousands)
       Due in one year or less............................   $1,350       $1,370
       Due after one year through five years..............    3,966        4,207
       Mortgage-backed securities.........................      429          438
                                                            --------------------
                                                             $5,745       $6,015
                                                            ====================

        At December 31, 2003, bonds available-for-sale with a carrying amount of
        $872,000 were held in joint custody with the New York Insurance
        Department to comply with statutory regulations.

        Major categories of net investment income for the years ended December
        31, 2003, 2002, and 2001 are summarized as follows:

                                                          2003     2002     2001
                                                          ----------------------
                                                              (In Thousands)
        Interest on bonds...............................  $347     $383     $403
        Other...........................................     4        2       12
                                                          ----------------------
        Total investment income.........................   351      385      415
        Less investment expenses........................     4        2       11
                                                          ----------------------
        Net investment income...........................  $347     $383     $404
                                                          ======================

        There were no sales of bonds available-for-sale during the years ended
December 31, 2003, 2002, and 2001.

3.      INCOME TAXES

        The Company files a consolidated life/nonlife federal income tax return with SBMHC and its subsidiaries. Income taxes are allocated to the
        Company as if it filed a separate income tax return. The provision for income taxes includes current federal income tax expense or benefit and deferred income tax expense or benefit due to temporary differences between the financial reporting and income tax bases of assets and liabilities. Such deferred taxes relate principally to deferred policy acquisition costs and unrealized gains on bonds available-for-sale.

        Income tax expense (benefit) consists of the following for the years ended December 31, 2003, 2002, and 2001:

                                                          2003     2002     2001
                                                          ----------------------
                                                              (In Thousands)
        Current.........................................  $49      $(1)     $22
        Deferred........................................   38       16        3
                                                          ----------------------
        Income tax expense..............................  $87      $15      $25
                                                          ======================

        The provision for income taxes differs from the amount computed at the statutory federal income tax rate due primarily to the
        dividends-received deduction. The Company paid income taxes of $3,000 in
        2003 and received income taxes of $67,000 in 2002 and paid income taxes of $15,000 in 2001.

4.      RELATED-PARTY TRANSACTIONS

        The Company paid $116,000 in 2003, $67,000 in 2002, and $92,000 in 2001 to affiliates for providing management, investment, and administrative services.

5.      CONDENSED FAIR VALUE INFORMATION

        Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures
        About Fair Value of Financial Instruments, requires disclosures of fair value information about financial instruments, whether recognized or not recognized in a company's balance sheet, for which it is practicable to estimate that value. The methods and assumptions used by the Company to estimate the following fair value disclosures for financial instruments are set forth in Note 1.

        SFAS No. 107 excludes certain insurance liabilities and other nonfinancial instruments from its disclosure requirements. However, the liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest-rate risk that minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair value amounts presented herein do not include an amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings in excess of interest credited) to be earned in the future on investment-type products, or other intangible items.
        Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

                                          DECEMBER 31, 2003           DECEMBER 31, 2002
                                       -----------------------     -----------------------
                                        CARRYING       FAIR         CARRYING       FAIR
                                         AMOUNT        VALUE         AMOUNT        VALUE
                                       ---------------------------------------------------
                                                         (In Thousands)
       Bonds (Note 2)................  $  6,015      $  6,015      $  7,613      $  7,613
       Separate account assets.......    56,652        56,652        14,243        14,243
       Individual and group annuities    (1,318)       (1,256)         (442)         (417)
       Separate account liabilities..   (56,652)      (56,652)      (14,243)      (14,243)

6.      REINSURANCE

        All of the individual life insurance of the Company is reinsured 100%
        with Security Benefit Life Insurance Company (SBL), a stock life insurance company, which is an indirect wholly owned subsidiary of
        SBMHC. In the accompanying financial statements, premiums, benefits, and settlement expenses are reported net of reinsurance ceded; policy liabilities and accruals are reported gross of reinsurance ceded. The
        Company remains liable to policyholders if its reinsurer is unable to meet its contractual obligations under the applicable reinsurance agreement. At December 31, 2003 and 2002, the Company had established receivables totaling $179,000 and $181,000, respectively, which are included in other assets, for reserve credits, reinsurance claims, and other receivables from its reinsurer. Life insurance in force ceded at
        December 31, 2003 and 2002 was $291,000 and $296,000, respectively.

                                     PART C
                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

      (a)   Financial Statements

            The financial statements of First Security Benefit Life Insurance and Annuity Company of New York at December 31, 2003 and 2002, and
            for each of the three years in the period ended December 31, 2003 are included in Part B of this Registration Statement.

      (b)   Exhibits

            (1)   Certified Resolution of the Board of Directors of First
                  Security Benefit Life Insurance and Annuity Company of New
                  York authorizing establishment of the Separate Account(e)

            (2)   Not Applicable

            (3)   (a)   Distribution Agreement(c)
                  (b)   Marketing Organization Agreement(e)
                  (c)   Commission Schedule
                  (d)   Third Party Sales Agreement(e)

            (4)   (a)   Individual Contract (Form FSB234 5-04) (e)
                  (b)   Individual Contract - Unisex (Form FSB234 5-04U) (e)
                  (c)   Alternate Withdrawal Charge Rider (Form FSB223 5-04) (e)
                  (d)   IRA Endorsement (Form FSB203 5-04) (e)
                  (e)   Roth IRA Endorsement (Form FSB206 5-04) (e)
                  (f)   Guaranteed Minimum Income Benefit Rider
                        (Form FSB240 5-04) (e)
                  (g)   Guaranteed Minimum Withdrawal Benefit Rider
                        (Form FSB241 5-04) (e)
                  (h)   Annual Stepped Up Death Benefit Rider
                        (Form FSB218 10-01)(d)
                  (i)   Credit Enhancement Rider (Form FSB222 7-02)(b)
                  (j)   Asset Allocation Rider (Form FSB225 10-01)(d)
                  (k)   Dollar Cost Averaging Rider (Form FSB226 10-01)(d)
                  (l)   Tax Sheltered Annuity Endorsement (Form FSB202 R2-97)(a)
                  (m)   Loan Endorsement (Form FSB221 10-01) (e)

            (5)   (a)   Individual Application (Form FSB235 5-04)(e)
                  (b)   Application Supplement (Form FSB235SUPP 5-04) (e)

            (6)   (a)   Declaration and Certificate of Incorporation of First
                        Security Benefit Life Insurance and Annuity Company of
                        New York(a)
                  (b)   Bylaws of First Security Benefit Life Insurance and
                        Annuity Company of New York(a)

            (7)   Form of Automatic Reinsurance Agreement(e)

            (8)   (a)   Participation Agreement - AIM(b)
                  (b)   Form of Participation Agreement - American Century(f)
                  (c)   Form of Participation Agreement - Dreyfus(f)
                  (d)   Form of Participation Agreement - Oppenheimer(f)
                  (e)   Form of Participation Agreement - Pimco(f)
                  (f)   Form of Participation Agreement - Potomac
                  (g)   Participation Agreement - Rydex(b)

            (9)   Opinion of Counsel(e)

            (10)  Consent of Independent Auditors

            (11)  Not Applicable

            (12)  Not Applicable

            (13)  Powers of Attorney of Howard R. Fricke, John E. Hayes, Jr.,
                  Kris A. Robbins, Katherine White, Stephen R. Herbert, Stephen
                  A. Crane, Thomas A. Swank, J. Michael Keefer and Michael G.
                  Odlum.(c)

(a)   Incorporated herein by reference to the Exhibits filed with the T. Rowe
      Price Variable Annuity Account of First Security Benefit Life Insurance
      and Annuity Company of New York Post-Effective Amendment No. 5 under the
      Securities Act of 1933 and Amendment No. 8 under the Investment Company
      Act of 1940, File No. 33-83240 (filed April 30, 1998).

(b)   Incorporated herein by reference to the Exhibits filed with Variable
      Annuity Account A's Pre-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 1 under the Investment Company Act of 1940 to
      Registration Statement No. 333-89236 (filed July 19, 2002).

(c)   Incorporated herein by reference to the Exhibits filed with Variable
      Annuity Account A's Post-Effective Amendment No. 3 under the Securities
      Act of 1933 and Amendment No. 4 under the Investment Company Act of 1940 to Registration Statement No. 333-89236 (filed April 30, 2004).

(d)   Incorporated herein by reference to the Exhibits filed with Variable
      Annuity Account A's initial Registration Statement No. 333-89236 (filed
      May 28, 2002).

(e)   Incorporated herein by reference to the Exhibits filed with the
      Registrant's initial Registration Statement No. 333-118136 (filed August
      11, 2004).

(f)   Incorporated herein by reference to the Exhibits filed with Registration
      Statement No. 333-120600 (filed November 18, 2004).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

          Name and Principal
          Business Address                  Positions and Offices with Depositor
          ------------------                ------------------------------------
          Howard R. Fricke*                 Chairman of the Board and Director

          Peggy S. Avey                     Assistant Vice President, Chief
          70 West Red Oak Lane-4th Floor    Administrative Officer and
          White Plains, New York 10604      Assistant Secretary

          Thomas A. Swank*                  Vice President, Chief Financial
                                            Officer and Treasurer

          Michael G. Odlum*                 Vice President and Chief Investment
                                            Officer

          J. Michael Keefer*                Vice President, General Counsel and
                                            Secretary

          Kris A. Robbins*                  President, CEO, and Director

          Stephen A. Crane                  Director
          480 Park Avenue
          New York, NY 10022

          John E. Hayes, Jr.                Director
          200 Gulf Blvd.
          Belleair Shore, FL 33786

          Stephen R. Herbert                Director
          1100 Summer Street
          Stamford, CT 06905

          Katherine P. White                Director
          1035 5th Avenue, Apt. 14D
          New York, NY 10028

          Kal Bakk*                         Vice President & Chief Marketing
                                            Officer

          Dale Martin*                      Vice President--Sales and Marketing

          J. Timothy Gaule*                 Actuary

          Jeanne R. Slusher*                Assistant Vice President and
                                            Internal Auditor

          Rui Guo*                          Product Development Actuary

          Amy J. Lee*                       Associate General Counsel

          *Located at One Security Benefit Place, Topeka, Kansas 66636.

ITEM 26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR
          REGISTRANT

          The Depositor, First Security Benefit Life Insurance and Annuity
          Company of New York, is wholly owned by Security Benefit Group, Inc., which is wholly owned by Security Benefit Corp. Security Benefit Corp.
          is wholly owned by Security Benefit Mutual Holding Company (SBMHC). As of December 31, 2003, no one person holds more than approximately
          0.0003% of the voting power of SBMHC. The Registrant is a segregated asset account of First Security Benefit Life Insurance and Annuity
          Company of New York.

          The following chart indicates the persons controlled by or under common control with Variable Annuity Account B or First Security
          Benefit Life Insurance and Annuity Company of New York:

                                                                                PERCENT
                                                                               OF VOTING
                                                                              SECURITIES
                                                                            OWNED BY SBMHC
                                                        JURISDICTION OF      (DIRECTLY OR
                        NAME                             ORGANIZATION         INDIRECTLY)
                        ----                            ---------------     --------------

          Security Benefit Mutual Holding Company
          (Holding Company)                                Kansas                ---

          Security Benefit Corp. (Holding Company)         Kansas                100%

          Security Benefit Life Insurance Company
          (Stock Life Insurance Company)                   Kansas                100%

          Security Benefit Group, Inc.
          (Holding Company)                                Kansas                100%

          Security Management Company, LLC
          (Investment Adviser)                             Kansas                100%

          Security Distributors, Inc.
          (Broker/Dealer, Principal
          Underwriter of Mutual Funds)                     Kansas                100%

          Security Benefit Academy, Inc.
          (Daycare Company)                                Kansas                100%

          Security Financial Resources, Inc.
          (Financial Services)                             Kansas                100%

          Security Financial Resources
          Collective Investments, LLC
          (Private Fund)                                  Delaware                81%

          First Security Benefit Life Insurance
          and Annuity Company of New York
          (Stock Life Insurance Company)                  New York               100%

          First Security Benefit Life Insurance and Annuity Company of New York
          is also the depositor of the following separate accounts: T. Rowe
          Price Variable Annuity Account of First Security Benefit Life
          Insurance and Annuity Company of New York, and Variable Annuity
          Account A.

ITEM 27.  NUMBER OF CONTRACT OWNERS

          As of November 1, 2004, there were 0 owners of the Qualified Contracts and 0 owners of the Non-Qualified Contracts issued under Variable
          Annuity Account B.

ITEM 28.  INDEMNIFICATION

          Article IX, Section 1(c) of the By-laws of First Security Benefit Life
          Insurance and Annuity Company of New York includes the following provision:

          The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the
          Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or any other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in or in the case of service for other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

          Insofar as indemnification for a liability arising under the
          Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

          (a)  Security Distributors, Inc. ("SDI") acts as distributor of the
               Contracts issued under Variable Annuity Account B. SDI also acts as distributor for Variable Annuity Account A, T. Rowe Price
               Variable Annuity Account of First Security Benefit Life Insurance
               and Annuity Company of New York, and the following separate accounts of Security Benefit Life Insurance Company: SBL Variable
               Annuity Accounts I, III, and IV, SBL Variable Life Insurance
               Account Varilife, Security Varilife Separate Account, SBL
               Variable Annuity Account VIII (Variflex LS, Variflex Signature,
               and Extra Credit), Variable Annuity Account XI, Variable Annuity
               Account XIV, Variable Annuity Account XVII (ClassicStrategies)
               and Parkstone Variable Annuity Separate Account. SDI also acts as principal underwriter for the following management investment companies: Security Equity Fund, Security Income Fund, Security
               Large Cap Value Fund, Security Municipal Bond Fund, SBL Fund,
               Security Mid Cap Growth Fund and Security Financial Resources
               Collective Investments, LLC.

          (b)  Name and Principal                    Position and Offices
               Business Address*                       with Underwriter
               ------------------                    ------------------
               Gregory J. Garvin                     President and Director
               Michael G. Odlum                      Director
               Richard J. Wells                      Director
               Frank Memmo                           Director
               Tamara L. Brownfield                  Treasurer
               Amy J. Lee                            Secretary
               Brenda M. Harwood                     Vice President and Director

               *One Security Benefit Place, Topeka, Kansas 66636-0001

          (c)  Not Applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

          All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by First Security
          Benefit Life Insurance and Annuity Company of New York at its
          administrative office--One Security Benefit Place, Topeka, Kansas
          66636-0001.

ITEM 31.  MANAGEMENT SERVICES

          All management contracts are discussed in Part A or Part B.

ITEM 32.  UNDERTAKINGS

          (a)  Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as
               necessary to ensure that the audited financial statements in the
               Registration Statement are never more than sixteen (16) months old for so long as payments under the Contract may be accepted.

          (b)  Registrant undertakes that it will provide, as part of the
               Application Kit, a box for the applicant to check if he or she wishes to receive a copy of the Statement of Additional
               Information.

          (c)  Registrant undertakes to deliver any Statement of Additional
               Information and any financial statements required to be made available under this Form promptly upon written or oral request to First Security Benefit Life Insurance and Annuity Company of
               New York at the address or phone number listed in the prospectus.

          (d)  Depositor represents that the fees and charges deducted under the
               Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

          (e)  Depositor represents that it is relying upon American Council of
               Life Insurance, SEC No-Action Letter, [1988-1989 Transfer Binder]
               Fed. Sec. L. Rep. (CCH) 78,904 (Nov. 28, 1988), and that it has complied with the provisions of paragraphs (1)-(4) of such no-action letter which are incorporated herein by reference.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of
1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Topeka, and State of Kansas on this 19th day of November
2004.

SIGNATURES AND TITLES

Howard R. Fricke                          FIRST SECURITY BENEFIT LIFE INSURANCE
Chairman of the Board and                 AND ANNUITY COMPANY OF NEW YORK (THE
Director                                  DEPOSITOR)

                                          By: KRIS A. ROBBINS
Thomas A. Swank                               ---------------------------------
Vice President, CFO and                       Kris A. Robbins, President, Chief
Treasurer                                     Executive Officer, and Director as
                                              Attorney-in-Fact for the Officer
                                              hose Names Appear Opposite

Michael G. Odlum                          VARIABLE ANNUITY ACCOUNT B
Vice President and Chief                  (THE REGISTRANT)
Investment Officer

                                          By: FIRST SECURITY BENEFIT LIFE
J. Michael Keefer                             INSURANCE AND ANNUITY COMPANY OF
Vice President, General Counsel               NEW YORK (THE DEPOSITOR)
and Secretary

                                          By: KRIS A. ROBBINS
John E. Hayes, Jr.                            ----------------------------------
Director                                      Kris A. Robbins, President, Chief
                                              Executive Officer, and Director

                                          By: THOMAS A. SWANK
Stephen R. Herbert                            ----------------------------------
Director                                      Thomas A. Swank, Vice President,
                                              CFO and Treasurer (Principal
                                              Financial Officer)

Katherine White                           (ATTEST): J. MICHAEL KEEFER
Director                                            ----------------------------
                                                    J. Michael Keefer, Vice
                                                    President, General Counsel
                                                    and Secretary

Stephen A. Crane                          Date: November 19, 2004
Director

                                  EXHIBIT INDEX

(1)   None

(2)   None

(3)   (a)   None
      (b)   None
      (c)   Commission Schedule
      (d)   None

(4)   (a)   None
      (b)   None
      (c)   None
      (d)   None
      (e)   None
      (f)   None
      (g)   None
      (h)   None
      (i)   None
      (j)   None
      (k)   None
      (l)   None
      (m)   None

(5)   (a)   None
      (b)   None

(6)   (a)   None
      (b)   None

(7)   None

(8)   (a)   None
      (b)   None
      (c)   None
      (d)   None
      (e)   None
      (f)   Form of Participation Agreement - Potomac Insurance Trust
      (g)   None

(9)   None

(10)  Consent of Independent Auditors

(11)  None

(12)  None

(13)  None